Filed Pursuant to Rule 253(g)(1)

Registration No. 024-10794

4,545,454 SHARES OF CLASS A COMMON STOCK

$50,000,000

This is the initial public offering (the “Offering”) of shares of voting Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Hightimes Holding Corp., a Delaware corporation (which we refer to as “Hightimes Holding,” the “Company,” “we,” “our,” and “us”). We are offering, at an offering price of $11.00 per share (the “Offering Price”), a minimum of 454,545 shares of our Class A Common Stock for $5,000,000 and up to 4,545,454 shares of our Class A Common Stock (the “Offered Shares”) for up to $50,000,000 (the “Maximum Offering Amount”).

All of our shares of Class A Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) consummation of the “Origo Merger” hereinafter described, or (iii) August 12, 2018, subject to our right to extend such date until as late as September 12, 2018 in our sole discretion (in each case, the “Termination Date”). If we receive and accept subscriptions for $5,000,000 of gross proceeds, representing the sale of a minimum of 454,545 shares of Class A Common Stock (the Minimum Offering”) on or before the Termination Date, then we will close on the $5,000,000 Minimum Offering Amount and, until the Termination Date, may hold one or more additional closings for additional sales, up to the maximum of 4,545,454 Offered Shares. Until the $5,000,000 Minimum Offering amount is obtained, the proceeds for the Offering will be kept in an escrow account described below. In the event that we do not receive the $5,000,000 of Minimum Offering proceeds by the Termination Date, all escrowed funds shall be returned to subscribers without interest or deduction. Upon achievement of the $5,000,000 Minimum Offering amount and the closing on such amount, the proceeds from the Minimum Offering amount will be distributed to the Company and the 454,545 Offered Shares will be issued to the investors who subscribed for such shares. Upon each additional closing, if any, the proceeds subject to that additional closing will be distributed to the Company and the associated Offered Shares will be issued to the investors who subscribed for such shares. If the offering does not close, all proceeds for the offering will be promptly returned to investors, without deduction and generally without interest. Prime Trust, 2300 West Sahara, Suite 1170, Las Vegas, NV 89102, will serve as the escrow agent. The minimum subscription that investors may make for the Offering Share is nine shares for $99.00. Subscriptions may be made by either check, wire, credit card or ACH deposits. Checks should be made payable to Prime Trust, as escrow agent for Hightimes Holding Corp.

The shares of Class A Common Stock are being offered directly by the Company and its management on a “best efforts” basis. No commissions or other compensation will be paid to Company management with respect to sales initiated by them.

On March 27, 2018, the Company engaged NMS Capital Advisors LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”). The Selling Agent may engage one or more sub-selling agents or selected dealers. However, under the terms of its engagement agreement with the Company, neither the Selling Agent nor any sub-selling agent shall have any marketing or sales obligations other than to process indications of interest forwarded to the Selling Agent or sub-selling agents by the Company or its management. The Selling Agent is not purchasing any of the shares of Class A Common Stock being offered by the Company in the Offering and is not required to sell any specific number or dollar amount of such shares in the Offering.

Under the terms of its engagement agreement with NMS Capital Advisors, the Company has agreed to pay the Selling Agent a commission and fee equal to 3% of all gross proceeds received by the Company in the Offering in consideration for the Selling Agent’s commitment to process orders on behalf of the Company and its management. However, in the event and to the extent that the Selling Agent or any sub-selling agent sells shares of Class A Common Stock in the Offering directly to its clients or customers (“Direct Sales”), the Company has agreed to pay selling commissions on such Direct Sales equal to 7% of the gross proceeds the Company may receive from such Direct Sales of the Offered Shares. The Selling Agent and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the Offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

The Form 1-A Offering Statement of which this Offering Circular is a part (the “Offering Statement”) was qualified by the U.S. Securities and Exchange Commission (which we refer to as the “SEC” or the “Commission”) on March 12, 2018, as amended and further qualified by the SEC on July __, 2018. We expect to immediately commence the offer and sale of the Offered Shares. Prior to this Offering, there has been no public market for our Class A Common Stock. The Company intends to apply to list its Class A Common Stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITM.” However, in order to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, we will need to receive a minimum of $14,700,000 of net proceeds from this Offering. For further information, see “Plan of Distribution – Exchange Listing” on page 69 of this Offering Circular. In the event our Offered Shares are not approved for trading on Nasdaq, we expect that the Offered Shares will be quoted on either the OTCQX or OTCQB over-the-counter exchanges operated by the OTC Market Group, Inc. (collectively, the “OTC Market”) and/or on the Canadian Securities Exchange, although we may elect to defer trading our Offered Shares on Nasdaq, the OTC Market or Canadian Securities Exchange if we consummate the Origo Merger described below.

Hightimes Holding has entered into a merger agreement, dated August 4, 2017, as amended on September 25, 2017 and on February 28, 2018 (the “Merger Agreement”) with Origo Acquisition Corp., a Cayman Islands corporation (“Origo”) whose ordinary shares are currently listed on Nasdaq under the symbol OACQU. Under the terms of the Merger Agreement, a newly formed merger subsidiary of Origo will merge with and into the Company with the Company as the surviving corporation of the merger (the “Origo Merger”), and all existing holders of our Class A Common Stock, all investors who purchase Offered Shares in this Offering, and other holders of the Company’s convertible notes and warrants will receive a minimum of 23,474,178 shares of common stock, $0.0001 par value per share, of High Times Media Corporation, a Nevada corporation (the “Successor Corporation”), that the parties to the Merger Agreement contemplate will be the publicly traded company by reason of the reincorporation of Origo from the Cayman Islands to Nevada. The securities of Origo and its Nevada Successor Corporation are sometimes collectively referred to herein as the “Origo Shares.” The total number of Origo Shares to be issued as merger consideration under the Merger Agreement is subject to increase depending on the total net proceeds we receive from this Offering of our Offered Shares.

Under the terms of the Merger Agreement, we and Origo have valued our shares of Class A Common Stock, prior to sales of our Class A Common Stock in this Offering at a minimum of $250,000,000; which valuation and the number of shares of common stock our security holders are entitled to receive in the Origo Merger is subject to increase based on the amount of net proceeds we may receive in this Offering.

On February 20, 2018, Origo received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel (the “Panel”) determined to delist Origo’s securities and, as a result, trading of Origo’s securities on Nasdaq was suspended effective with the open of business on Thursday, February 22, 2018, due to its non-compliance with certain requirements for continued listing on Nasdaq, including the failure to complete its proposed business combination with Hightimes Holding and evidence compliance with all applicable requirements for initial listing on Nasdaq on or before February 19, 2018, which was the deadline previously set by the Panel. On May 17, 2018, Origo received a decision by the Listing Council to Origo’s appeal of the Panel’s decision to delist its securities from Nasdaq, upholding the Panel’s decision to commence delisting procedures for Origo’s securities, as a result of which the Origo Shares currently trade on the OTC Pink marketplace. As of July 5, 2018, the Origo Shares closed at $10.93 on the OTC Pink marketplace. Consummation of the Origo Merger is subject to certain conditions, including the relisting of the common stock of the Successor Corporation on Nasdaq.

We intend to complete or terminate this Offering of our Class A Common Stock prior to seeking to consummate the Origo Merger. As indicated above, we may continue to offer our Offered Shares under this Reg A+ Offering until as late as September 12, 2018.

In the event that the Origo Merger is not consummated by September 12, 2018, unless its shareholders grant an additional extension, Origo will be required to dissolve and liquidate itself. In such event, we will not consummate the Origo Merger and will seek to complete this Offering of our Class A Common Stock and list our shares of Class A Common Stock for trading on Nasdaq. On May 22, 2018, Origo submitted a proxy statement to its shareholders to hold a shareholders meeting on June 12, 2018 at which it obtained shareholder approval to extend the date under which it can consummate the Origo Merger or other business combination to as late as September 12, 2018. On February 28, 2018, Hightimes Holding and Origo agreed that Hightimes Holding may unilaterally terminate the Origo Merger at any time on or after April 15, 2018. Pursuant to a third amendment to the Merger Agreement, dated May 22, 2018, we agreed to extend the outside closing date of the Origo Merger to September 12, 2018. To date, we have not elected to terminate the Origo Merger. If we consummate the Origo Merger, and if Hightimes Holding was previously able to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, our Class A Common Stock will be withdrawn from trading on Nasdaq following the Origo Merger. In any event, it is the intention of Hightimes Holding to complete this Offering, to apply to list our shares of Class A Common Stock on Nasdaq and seek to obtain such listing, subject to our ability to raise a sufficient amount of net proceeds from this Offering and otherwise meet the minimum initial Nasdaq listing requirements. As stated above, in the event we are unable to list our shares of Class A Common Stock on Nasdaq, we will seek to have our Class A Common Stock quoted on either the OTC Market and/or on the Canadian Securities Exchange.

We are offering our Offered Shares in this Offering at an $11.00 per Share Offering Price, based upon a valuation of our Company and its subsidiaries prior to this Offering of $225,000,000. Such Offering Price and our $225,000,000 valuation was determined by management in order to attract investors in this Offering (and as permitted under the Merger Agreement) at 90% of, or a 10% discount to, the $250,000,00 minimum valuation of our Company and its subsidiaries that is set forth in the Merger Agreement. The $225,000,000 valuation of our currently outstanding shares of Class A Common Stock and the $11.00 per share Offering Price of the Class A Common Stock has been arbitrarily determined by Hightimes Holding and is not based on book value, assets, earnings or any other recognizable standard of value.

In order to finance a portion of the purchase price to acquire our subsidiary Trans-High Corporation, a New York corporation (“THC”), in February 2017, we granted our senior secured lender a warrant to purchase 2.75% of our Class A Common Stock “Deemed Issued” prior to this Offering at an exercise price of $0.01 per share and in February 2018, we issued to such lender a second warrant to purchase an additional 2.25% of our Class A Common Stock Deemed Issued prior to this Offering at an exercise price of approximately $5.47 per share. On June 4, 2018, our senior secured lender agreed, that upon, the first to occur of, the completion of this Offering and listing of our Class A Common Stock on Nasdaq, the OTC Market or the Canadian Securities Exchange, or consummation of the Origo Merger, it would exercise both warrants to purchase a total of 1,234,738 shares of our Class A Common Stock and pay an average weighted exercise price of $2.467 through a $3,046,098.10 reduction of the $13,000,000 principal amount note owed by us and our consolidated subsidiaries to such lender.

Hightimes Holding is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements for this Offering Circular and future filing after this Offering.  Following this Offering, Hightimes Holding will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “The Transactions” and “Management—Corporate Governance.”

	Price to Public	Maximum Commissions (1)	Proceeds to Issuer (2)
Shares Offered by Company
Per share:	$11.00	$0.77	$10.23
Total Minimum:	$5,000,000	$350,000	$4,650,000
Total Maximum:	$50,000,000	$3,500,000	$46,500,000

[1]	Under the terms of our engagement agreement with NMS Capital Advisors, we have agreed to pay the Selling Agent a commission and fee equal to 3% of all gross proceeds of this Offering in consideration for their processing orders on behalf of the Company and its management. However, to the extent that the Selling Agent or any sub-selling agent directly sells Offered Shares to their clients or customers (“Direct Sales”), we have agreed to pay selling commissions on such Direct Sales of 7% of the gross proceeds we may receive from such Direct Sales of Offered Shares. The Selling Agent will receive no warrants or other securities as compensation for its services to the Company, and the maximum aggregate compensation to the Selling Agent, including reimbursement of its expenses, will not exceed 7% of the gross proceeds of this Offering. The Selling Agent and participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular. See “Risk Factors” and see “Plan of Distribution” for additional information regarding the Selling Agent’s compensation.

[2]	Does not include expenses of the Offering, including but not limited to fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, accounting, audit and legal services, FINRA filing fees, fees for EDGAR document conversion and filing, and internal website posting costs we will incur, estimated to be between $1,000,000 to $3,000,000, depending on the funds raised and the term of the Offering. In consideration for Fund America providing its web hosting platform and related services and its affiliate Prime Trust, LLC acting as escrow agent for the $5,000,000 Minimum Offering, Hightimes Holding will pay fees to Fund America and Prime Trust equal to approximately three-quarters of 1.0% of the gross proceeds received from this Reg A+ Offering, up to a maximum amount not to exceed (i) $125,000 if only the Minimum Offering is consummated, or (ii) $250,000, if more than the Minimum Offering is consummated.

THE CLASS A COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES IN THIS OFFERING.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The following would apply only if we are unable to obtain a listing on Nasdaq or other national securities exchange and we seek for our Class A Common Stock to trade on a platform of the OTC Markets:

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

NMS Capital Advisors LLC

433 North Camden Drive, 4th Floor, Beverly Hills, CA 90210

The date of this Offering Circular is July 26, 2018.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of Hightimes Holding and its direct and indirect subsidiaries are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, except for references to “capital stock,” “Class A Common Stock,” Class B Common Stock, “Shares,” “preferred stock” or “stockholders,” which applies only to Hightimes Holding, as used in this Offering Circular, the terms “Company,” “we,” “our” or words of like import mean Hightimes Holding and its direct and indirect subsidiaries, consisting of Tran-High Corporation, a New York corporation (“Trans-High” or “THC”) and Culture Pub, Inc., a Delaware corporation (“Culture Pub”) and the subsidiaries of Trans-High consisting of High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc., all of whom are New York corporations or limited liability companies (all such subsidiaries, together with THC, are referred to herein as the “THC Group”).

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USE OF MARKET AND INDUSTRY DATA

This Offering Circular includes market and industry data that we have obtained from third-party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management has developed its knowledge of such industries through its experience and participation in these industries. While our management believes the third-party sources referred to in this Offering Circular are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this Offering Circular or ascertained the underlying economic assumptions relied upon by such sources. Furthermore, internally prepared and third-party market prospective information, in particular, are estimates only and there will usually be differences between the prospective and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Also, references in this Offering Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Offering Circular.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These risks include, but are not limited to, the following:

●	Enforcement of existing federal or state regulations concerning the cannabis industry or adoption of new regulations that could have a material adverse effect on our business;

●	Our ability to repay significant short-term indebtedness;

●	Our ability to effectively execute our business plan and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

●	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving Cannabis industry;

●	Our ability to deal with anticipated more stringent federal regulations on recreational use of Cannabis which could materially and adversely affect our business; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

The forward-looking statements in this Offering Circular are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and many of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those presented in our forward-looking statements. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse.

These forward-looking statements speak only as of the date of this Offering Circular. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Offering Circular after we distribute this Offering Circular, whether as a result of any new information, future events or otherwise.

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OFFERING CIRCULAR SUMMARY

This Offering Circular contains a fair summary of the material terms of documents summarized herein. All concepts, goals, estimates and business intentions are revealed and disclosed as such that are known to management as of the date of this Offering Circular. Circumstances may change so as to alter the information presented herein at a later date. This material will be updated by Amendment to this document and by means of press releases and other communications to Shareholders.

As used in this Offering Circular, all references to “Hightimes Holding,” “capital stock,” “Class A Common Stock,” Class B Common Stock, “Shares,” “preferred stock” or “stockholders,” applies only to Hightimes Holding Corp. As used in this Offering Circular, the terms “Company,” the “Hightimes Group,” “we,” “our” or words of like import mean Hightimes Holding and its direct and indirect subsidiaries, consisting of Tran-High Corporation, a New York corporation (“Trans-High” or “THC”) and Culture Pub, Inc., a Delaware corporation (“Culture Pub”) and the subsidiaries of Trans-High consisting of High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc., (all such THC subsidiaries, together with THC, are collectively referred to herein as the “THC Group”). All references in this Offering Circular to “years” and “fiscal years” means the twelve-month period ended December 31st.

As at the date of this Offering Circular, Hightimes Holding has authorized for issuance up to 110,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 100,000,000 shares of Common Stock were designated as Class A voting Common Stock (“Class A Common Stock”) and 10,000,000 shares of Common Stock were designated as Class B non-voting Common Stock (“Class B Common Stock”), and (b) an aggregate of 20,717,496 shares of Class A Common Stock were issued and outstanding. All share and per share information set forth in this Offering Circular gives effect to a 1.9308657-for-one forward stock split that Hightimes Holding consummated as of January 15, 2018 of the 10,294,292 shares of Class A Common Stock that were issued and outstanding prior to such date.

Overview

Our Company

Hightimes Holding Corp. was established in December 2016 for purposes of acquiring 100% of the capital stock of Trans-High and the THC Group. Founded in 1974, the THC Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and events. Our strategic goal is to monetize the intellectual property and “High Times®” brand. The High Times Group also contemplates various other e-commerce initiatives and licensing of the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis.

The High Times Group does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows and festival events operated by the THC Group since 2010 in states that permit the medical and recreational use of cannabis.

The High Times Group comprises businesses across a range of media, including:

●	High Times Magazine: High Times Magazine© is the High Times Group’s inaugural print publication that began in 1974 doing business as “HIGH TIMES®”, has published more than 500 issues; online publication of the High Times Magazine© began in 2008;

●	The Cannabis Cup: The High Times Cannabis Cup™ which the High Times Group believes is the world’s leading marijuana trade show that celebrates the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases;

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●	Digital Publishing: HighTimes.com, CannabisCup.com and 420.com are High Times Group’s domain names. HighTimes.com has more than 4.0 million monthly unique users. CannabisCup.com is the hub of the live events hosted by High Times Group and 420.com is a new entity which will sell related products that are used in connection with cannabis;

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Green Rush Daily: As of August 31, 2017, Trans-High, entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news. Under the terms of the agreement, Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, Trans-High entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the Trans-High Group. As partial consideration for obtaining the online sales representative agreement, in August 2017 the Company issued Scott McGovern an aggregate of 577,651 shares of Class A Common Stock.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement, dated March 28, 2018, Trans-High acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by Trans-High. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Holding Class A Common Stock does not trade on Nasdaq, the NYSE American or is not quoted for trading on the OTC Market or trade on the Canadian Securities Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties rescinded the prior employment agreement and the 577,651 share issuance to Scott McGovern in August 2017 and on March 28, 2018 amended and restated the employment agreement with Mr. McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by the Green Rush Daily division of Trans-High. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern was also granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54, as per the Company valuation policy following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

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Culture Magazine. On June 9, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of Hightimes Holding entered into an agreement to purchase from Southland Publishing, Inc. certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 with that provides information and entertainment to medical-cannabis patients in the California, Colorado, the Northwest, and Michigan (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub agreed to acquire only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets will be acquired from Southland and no liabilities will be assumed by Culture Pub, other than leasehold obligation of Southland related to the Publication and obligations following the closing, including obligations to employees of and independent contractors to the Publication that Culture Pub elects to hire or engage.

In consideration for the acquired assets, at closing Southland will receive consideration valued at $4,000,000 through the issuance of 370,370 shares of Hightimes Holding Class A Common Stock, or such other number of shares of Class A Common Stock which, when multiplied by the lower of the $11.00 initial per share offering price of Our Class A Common Stock in this Offering or the per share value of the shares of the Successor corporation issued to Hightimes stockholders in the Origo Merger, shall equal $4,000,000. Consummation of the sale is subject to recent of the consent of ExWorks Capital Fund I, L.P., our senior secured lender, and consummation of a “Hightimes Liquidity Event”; defined as the listing of either our Class A Common Stock or the common stock of the Successor corporation in the Origo Merger on any one of the New York Stock Exchange, the NYSE American, Nasdaq, the OTC Market or, the Canadian Securities Exchange.

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The High Times Group believes that it has become the highest regarded news source for the cannabis industry. Due to its unique positioning in the cannabis space, the High Times Group believes that considerable monetization opportunities present themselves in brand licensing and ecommerce. High Times Group intends to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the over 30 million Americans who are enthusiasts for medical and recreational cannabis, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. High Times Group has expanded our Cannabis Cup™ events into Canada where the use of cannabis for both medical and recreational purposes is expressly permitted.

The High Times Group’s revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events, recurring print and on-line subscriptions to, and advertising sales in, the High Times Magazine®, and direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

The Cannabis Industry and Market Opportunity

We believe that we have strong economic prospects by virtue of the following dynamics of the industry and our competitive advantages:

●	Expanding Legalization of Cannabis: The growing and dispensing of cannabis for medical use is now legal in 29 states and the District of Columbia and seven states either legalized or decriminalized cannabis for recreational use. In addition, California, believed to be the world’s sixth largest economy, will begin allowing recreational use of cannabis in early 2018. Despite a conservative political environment in Washington D.C., support for marijuana legalization appears to be rapidly outpacing opposition. According to 2016 Gallup Poll, public support for the legalization of marijuana in the United States has soared from approximately 16% in 1974 to approximately 60% in 2016.

●	Market Size: According to the Substance Abuse and Mental Health Services Administration, approximately 21 million Americans use marijuana monthly or more frequently. Another 10 million use marijuana on a less frequent basis. This equated to a $3.4 billion industry in 2015. The industry in California alone is projected to grow to $6.6 billion by 2020, and over $23 billion nationally.

●	Market Leader: Despite a number of competitors that have entered the cannabis market space such as Cloud Magazine, Skunk Magazine, Kush Magazine and 420 Magazine, the High Times Group believes that High Times Magazine® still maintains its position as the premier publication and media creator for cannabis related information.

Our Growth Strategy

Increased Number of Festivals, Events and Competitions: High Times’s vision is to aggressively expand the number of events, including our Cannabis Cup events. As Cannabis rules and regulations change throughout the United States and the world The High Times Productions Group will be able to expand its footprint domestically into more states within the United States as well as internationally. The High Times Productions Group hosted four events in 2016 and hosted a total of twenty-two events in 2017, including nine Cannabis Cup’s two of which were international. In 2018 the original projections calls for at least 11 Cannabis Cup’s and more non-cup events then in the 2017. On May 2, 2018, the Bureau of Cannabis Control granted to the Hightimes Production Group a license to conduct a recreational Cannabis Cup event in the City of Sacramento on the Cal Expo site in California, which was held on May 4th and 5th 2018.

Expanding our Digital Publishing Footprint: HighTimes.com has more than 4.0 million monthly unique users, of which 74% are male and 60% are millennials (aged 18-34). Increasingly users are searching for cannabis related information via Google and other search engines. Given our subject matter expertise and long-standing domain authority HighTimes.com is appearing at the top of search engine results 420.com is a new domain name and Internet website with the vision of becoming a leading seller of cannabis-related products. However, we do not intend to offer or sell cannabis on our HighTimes.com or our 420.com websites.

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New Opportunities: In 2018 we are launching a wide array of business initiatives including, online educational courses, High Times branded accessories, and data analysis tools. Also, we have engaged Creative Artists Agency (“CAA”), a premier, global agency that represents many of the most acclaimed names in entertainment, media, film, and music to source additional opportunities including book publishing, movies, television, video, music, and comedy.

In addition, on October 6, 2016, Trans-High entered into an agreement with Global Merchandising Services, Inc. under which Global received the exclusive right to develop, manufacture and sell merchandise at the Cannabis Cup events. Under the term of the agreement, Trans-High is to receive total advanced payments of up to $420,000 against a royalty of 15% on all T-shirts and 12% on other specialty items sold, and a 70% share of net revenues from on-site event merchandising sales.

Terms of the Acquisition of the High Times Group.

On December 27, 2016, Hightimes Holding Corp. entered into a stock purchase agreement, which was superseded in its entirety by the amended and restated stock purchase agreement, dated February 14, 2017 by and among Hightimes Holding, THC and the stockholders of THC. Pursuant to the agreement, Hightimes Holding Corp. agreed to purchase 100% of the capital stock of THC and its subsidiaries. The acquisition was consummated effective on February 14, 2017. The purchase price was $42,200,000, plus 7,723,463 shares of Class A Common Stock of Hightimes Holding to represent at closing 40% of its “Fully-Diluted Holdings Class A Common Stock” (as defined below). The shares of Class A Common Stock issued to the former THC stockholders was valued by us at $30,000,000. The $42,200,000 portion of the purchase price was paid at closing by $12,200,000 in cash, which included approximately $1,200,000 used to retire High Times Group debt to a subordinated lender, plus three-year installment 8% purchase notes payable to the stockholders of THC aggregating $30,000,000 (the “Sellers Purchase Notes”). In addition to the $30,000,000 of Sellers Purchase Notes, at closing the $12,200,000 of cash payments were paid (a) $10,904,000 to the former THC stockholders, (b) $1,121,000 was paid to retire a note payable of THC, and (c) $175,000 was paid by Hightimes Holder to the former THC legal counsel.

Hightimes Holding financed the closing cash payment and the working capital to acquire the THC Group, through approximately $6,383,000 contributed to Holdings by 58 accredited investors in consideration for an aggregate of 4,974,134 shares of Class A Common Stock, and a $7,500,000 senior secured debt facility (the “Senior Secured Debt”) provided by ExWorks Capital Fund I, L.P. to Hightimes Holding and each of the members of the High Times Group, as borrowers. Following the THC Group closing Hightimes Holding has continued to raise funds selling an additional 1,395,373 shares of Class A Common Stock for approximately $5,215,497. As of July 5, 2018, total financing through accredited investors totaled approximately $11,598,948 in consideration for an aggregate of 6,369,514 shares of Class A Common Stock.

The $30,000,000 of Sellers Purchase Notes are fully subject and subordinated to the Senior Secured Debt but are secured by a subordinated pledge by Hightimes Holding of the acquired Trans-High capital stock. Interest on the Purchase Notes at the rate of 8% per annum accrued until August 28, 2017. Thereafter, the Sellers Purchase Notes are payable in quarterly installments of $1,500,000 with final payment of $16,500,000 due on February 28, 2020. On November 3, 2017 a payment in the aggregate of $2,754,000 of principal ($1,500,000) and accrued interest ($1,254,000) was made on the Sellers Purchase Notes installment that was due on August 28, 2017, thereby reducing the outstanding principal amount to $28,500,000. There was no payment made on the November 28, 2017, and February 28, 2018 installments of principal and accrued interest nor was the May 28, 2018 installment payment made, as a result of which the Purchase Notes were in default. On May 15, 2018 and May 24, 2018, the holders of the Purchase Notes agreed to waive the defaults and defer until September 12, 2018 payment of the November 28, 2017, February 28, 2018 and May 28, 2018 installments; provided that all $4,500,000 of deferred principal payments and accrued and unpaid interest at the rate of 12% per annum compounded monthly (the default interest rate) from August 29, 2017 to the date of payment is paid either out of the net proceeds of this Offering or upon consummation of the Origo Merger, and in any event by no later than September 12, 2018. We intend to apply the approximately $8,191,000 of the net proceeds of this Offering to pay in full the three deferred and unpaid principal installments aggregating $4,500,000, plus accrued interest estimated at approximately $3,691,000 to satisfy our obligations under the Purchase Notes. See, “Use of Proceeds” on page 13 of this offering circular. Our agreements with the holders of the Purchase Notes also provide that in the event for any reason, the net proceeds from this Reg A+ Offering or the Origo Merger are insufficient to pay in cash the entire foregoing amounts due, we may pay any remaining balance out of available working capital as and when it becomes available.

Under the terms of the stock purchase agreement, upon the occurrence of a “Conversion Event,” all of the then outstanding Sellers Purchase Notes were to automatically (and without any further action or consent on the part of the holders of the Sellers Purchase Notes) convert into shares of Hightimes Holding non-voting Class B Common Stock. A “Conversion Event” is defined as:

(a)	Hightimes Holding or another “Issuer” (resulting from a merger or sale of control) listing its Class A Common Stock and Class B Common Stock (collectively, “Common Stock”) for trading on any one of the following security exchanges or inter-dealer quotation systems: (i) the Nasdaq Stock Market LLC (including the Nasdaq Capital Market), (ii) the New York Stock Exchange, (iii) the OTC Markets QX Exchange, or (iv) Toronto Stock Exchange (each a “Qualified Stock Exchange”); and

(b)	the “market value” (defined as the total number of outstanding shares of Company Common Stock multiplied by the initial offering price of our Class A Common Stock) at the time of the initial listing on a Qualified Stock Exchange being equal or greater than $11,000,000.

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The conversion price of the Sellers Purchase Notes is equal to the closing day market price of the Class A Common Stock listed on a Qualified Stock Exchange.

The November 2017 agreement with the holders of the Purchase Notes provided that, upon the automatic conversion of the remaining outstanding balance of the Purchase Notes at the time of completion of this Offering and listing of the Company shares on a Qualified Stock Exchange (expected to be $24,000,000), such Purchase Noteholders will discount the $24,000,000 principal amount of the Purchase Notes (after giving effect to the payment of the $4,500,000 principal installments out of the Offering Proceeds or available working capital) by 25% to $18,000,000 and receive at the time of completion of this Offering of the Offered Shares, an aggregate of 1,636,364 shares of Class A voting Common Stock of the Company, in lieu of non-voting Class B shares of the Company contemplated by the original stock purchase agreement. In addition, if and when the Origo Merger is consummated, the Purchase Noteholders will receive voting Origo Shares of the “successor” public company resulting from the Origo Merger. The 1,636,364 shares of Class A Common Stock issued is calculated by dividing the then outstanding $18,000,000 discounted principal amounts of the Purchase Notes by the $11.00 Offering Price per share of Class A Common Stock sold in this Offering. If we consummate the Origo Merger prior to completion of this Offering, the discounted principal amount of the Purchase Notes will convert into Origo Shares at the closing price of Origo Shares as of the Effective Time of the Merger.

In exchange for our agreement to amend the original stock purchase agreement to provide the holders of Purchase Notes with shares of Class A voting Common Stock (as opposed to Class B non-voting Common Stock, the holders of the $28,500,000 of Sellers Purchase Notes agreed to grant to Adam E. Levin, Chief Executive Officer of the Company, a three year irrevocable proxy coupled with an interest to vote all shares of Hightimes Holding Class A Common Stock or Origo Shares in favor of the election of a slate of directors proposed by management at any regular or special meeting of stockholders of Origo or in connection with any consent solicitation to Origo stockholders following the Merger, at which directors are to be elected.

Senior Secured Financing

To partially finance the High Times Group acquisition, Hightimes Holding, Trans-High and each of the other members of the High Times Group, as borrowers, executed a loan and security agreement with ExWorks Capital Fund I, L.P. (“ExWorks”), dated as of February 28, 2017 (the “Senior Loan Agreement”). At the closing of the acquisition of the High Times Group, ExWorks funded $7,500,000 to Hightimes Holding and the other borrowers. Under the terms of the Senior Loan Agreement, interest is payable monthly at the rate of 15% per annum, principal installments of $100,000 per month are payable commencing in September 2017 and the entire outstanding balance of the loan is due and payable on February 28, 2018. The loan is secured by a first priority lien and security interest on all tangible and intangible assets of Hightimes Holding and the High Times Group, and all payments to the Trans-High stockholders under the Sellers Purchase Notes are fully subject and subordinated to the rights of ExWorks and its first lien on the assets of the borrowers. When the loan matures, ExWorks is entitled to an additional fee of $1,200,000, and also received a warrant, exercisable for nominal consideration ($0.001 per share) commencing six months form the Closing of the loan, to purchase shares of Class A Common Stock, representing 2.75% of Hightimes Holding “Class ACommon Stock Deemed Outstanding.” The term “Class A Common Stock Deemed Outstanding” means, in substance, all outstanding shares of Class A Common Stock immediately prior to this Offering and all shares issuable upon conversion of outstanding convertible securities and exercise of outstanding options immediately prior to this Offering, excluding any Class A Common Stock or other securities issued in connection with any private financing or acquisitions.

On August 25, 2017, pursuant to the first amendment to the ExWorks Loan Agreement, ExWorks granted Hightimes Holding an option, exercisable by at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. If we elect to exercise the option, we are obligated to pay ExWorks an additional fee (in addition to the $1,200,000 fee) of $600,000 and issue a second warrant to ExWorks to purchase shares of Class A Common Stock, representing 1.375% of Hightimes Holding Class A Common Stock Deemed Outstanding. On the signing of the third amendment on February 8, 2018 (as set forth below) the option right to extend in the first amendment was retired with no additional success fee was charged or warrant issued.

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As of October 31, 2017, ExWorks and the High Times Group entered into a Second Amendment to the ExWorks Loan Agreement pursuant to which ExWorks agreed to loan up to an additional $4,000,000 to the Hightimes Group, thereby increasing the outstanding principal amount of the Indebtedness owed to ExWorks to $11,500,000.  The Company used $2,754,000 of the proceeds of the additional loan advance to make the installment payment of principal and accrued interest that was due on August 28, 2017 to the holders of the Purchase Notes.

The parties restated the prior $7,500,000 note payable to ExWorks by issuing to ExWorks a maximum $11,500,000 senior secured note that is due and payable on February 28, 2018, subject to extension at our option as set forth above. The restated note is convertible at any time prior to the maturity date at the option of ExWorks into Class A Common Stock of Hightimes Holding or upon consummation of the Origo Merger (whether or not the note was previously converted) into Origo Shares. The conversion price is the lower of: (i) 100% of the initial per share offering price per share sold to the public in this Offering, or (ii) 90% of the per share valuation to Company stockholders in connection with the Origo Merger, or (iii) 90% of the consideration paid per share by any third party in connection with a Sale of Control of Hightimes Holding and subsidiaries. In consideration for the loan increase, the Company issued to ExWorks 39,351 shares of Class A Common Stock, paid a $25,000 due diligence fee, and agreed upon payment of the loan (in addition to the $1,200,000 success fee provided in the original loan agreement) to pay ExWorks an additional $300,000 Success Fee. Upon completion of this Offering, the ExWorks note would be convertible, at the option of the holder, into 1,313,131 additional shares of Class A Common Stock of Hightimes Holding.

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,500,000 from $11,500,000 to $13,000,000 (b) the amendment changed the now $13,000,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, Hightimes Holding issued to ExWorks an additional five-year warrant to purchase an additional 2.25% of Hightimes Holding Class A Common Stock Deemed Outstanding at an exercise price of approximately $5.47, which is determined by dividing $135,000,000 by the Class A Common Stock Deemed Outstanding, and (d) we increased the success fee payable to ExWorks under the prior loan agreement from $1,500,000 to $2,800,000; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, we will be obligated to meet certain financial covenants including maintaining cash and immediately marketable securities equal to our then-outstanding debt after February 28, 2019. We intend to reduce the ExWorks debt by a minimum of $1,500,000 if $25,000,000 is raised in the Offering and a maximum of $6,000,000 from the net proceeds of this Offering depending upon the net proceeds we receive (see “Use of Proceeds”).

Inclusive of fees payable on the maturity date or earlier if we are able to prepay the ExWorks loan, we will be obligated to pay ExWorks not less than $15,800,000 and such amount could be as much as $17,380,000. There is no assurance that we will be successful in refinancing or otherwise retiring the ExWorks loan either prior to February 2019 or at the February 28, 2020 maturity date. Although we intend to ameliorate certain of the risks of defaults under our outstanding indebtedness and obtain additional working capital to achieve our business goals by consummating the Offering. There can be no assurance that the High Times Group will be able to raise any meaningful net proceeds from this Offering or from other sources in amounts needed to reduce our indebtedness to ExWorks and provide necessary expansion and working capital. See “Risk Factors” on page 14 of this Offering Circular.

As stated above, (a) at the time of the February 2017 initial closing of the ExWorks loan, we issued to ExWorks a warrant to purchase 2.75% of our Class A Common Stock Deemed Outstanding at an exercise price of $0.01 per share (the “February 2017 Warrant”), and (b) in connection with the February 2018 third amendment to the loan agreement, we granted ExWorks a second warrant to purchase an additional 2.25% of our Class A Common Stock Deemed Outstanding at an exercise price of $5.47 per share (the “February 2018 Warrant”). Such exercise price was calculated by dividing $135,000,000 by the Class A Common Stock Deemed Outstanding immediately prior to this Reg A+ Offering. On June 4, 2018, ExWorks agreed, that upon, the first to occur of, the completion of this Offering and listing or trading of our Class A Common Stock on any one of Nasdaq, NYSE American, the OTC Market or the Canadian Securities Exchange, or consummation of the Origo Merger, it would exercise both the February 2017 Warrant and the February 2018 Warrant. Based on our Class A Common Stock Deemed Outstanding immediately prior to this Offering, exercise of such Warrants would entitle ExWorks to purchase a total of 1,234,738 shares of our Class A Common Stock and pay an average weighted exercise price of $2.467 through a $3,046,098.10 reduction of the principal amount $13,000,000 Note owed by us and our consolidated subsidiaries to ExWorks.

Our Stock Split

At the time of the March 1, 2017 closing of the Trans-High acquisition, (after giving retroactive effect to our 1.9308657-for-one forward stock split consummated as of January 15, 2018) Hightimes Holding had 18,705,121 shares of its Class A Common Stock issued and outstanding. Between March and the date of this Offering Circular, Hightimes Holding issued an additional 1,395,373shares of Class A Common Stock to investors, issued 577,651 shares of Class A Common Stock to Green Rush Daily, LLC, issued 39,351 shares of Class A Common Stock to ExWorks on the execution of the amendment to increase loan principal in October 2017 and granted options to purchase up to 2,151,022 shares of Class A Common Stock.

The 4,545,454 Offered Shares being offered to the public at $11.00 per share under this Offering Circular are based on a $225,000,000 valuation of the shares of Class A Common Stock of Hightimes Holding that are issued and outstanding as of the date of this Offering Circular. Management has selected such $225,000,000 valuation as it represents 90% of, and a 10% discount to, the $250,000,000 minimum valuation of the Hightimes Group that was agreed upon with Origo and reflected in the Merger Agreement. The $225,000,000 valuation of our currently outstanding shares of Class A Common Stock and the $11.00 per share Offering Price of the Class A Common Stock has been arbitrarily determined by Hightimes Holding and is not based on book value, assets, earnings or any other recognizable standard of value.

The Origo Merger

On July 24, 2017, Hightimes Holding entered into a merger agreement, as amended on September 25, 2017 (the “Merger Agreement”) with Origo Acquisition Corp., a Cayman Island corporation (“Origo”), that was formed as a special purpose acquisition corporation, or “SPAC.” The Origo ordinary shares currently trade on the OTC Pink marketplace under the symbol OACQF. On July 5, 2018, the Origo ordinary shares closed at a price of $10.93 on the OTC Pink marketplace.

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Under the terms of the Origo Merger, a newly formed subsidiary of Origo (the “Merger Sub”), will be merged with and into Hightimes Holding, with Hightimes Holding continuing as the surviving entity following the Merger. On or promptly following consummation of the Origo Merger, Origo will seek to convert its jurisdiction of incorporation from the Cayman Islands to the State of Nevada and change its name to High Times Media Corporation (the “Successor”); in such event, each holder of Origo ordinary shares and warrants will receive an identical number of shares of common stock, $0.0001 par value per share, of the Nevada corporation Successor and an identical number of warrants to purchase such common stock.

Under the terms of the Origo Merger Agreement, the High Times Group is valued at a minimum of $250,000,000, subject to increase in value for each dollar of net proceeds in excess of $5,000,000 that we raise from subscribers in this Reg A+ Offering. At Closing, the Successor will issue, as Merger Consideration, a minimum of 23,474,178 shares of its common stock to the former holders of Hightimes Holding securities (other than holders of Hightimes Holding stock options) with each share of the Successor valued at $10.65 per share. The Merger Agreement provides that in the event that Hightimes Holding raises net proceeds in excess of $5,000,000 from any public or private offering of its Class A Common Stock prior to the Merger, the $250,000,000 valuation of the Hightimes Group would be subject to increase on a dollar-for-dollar basis, with a corresponding increase in the number of shares of Origo Shares of the Successor representing the Merger Consideration. By way of example, if Hightimes Holding is able to raise net proceeds of $17,500,000 from this Reg A+ Offering, the valuation of the Hightimes Group and the number of Origo Shares representing the Merger Consideration would increase to $262,500,000 and 24,647,887 Origo Shares, respectively.

The Hightimes Holding securities include (a) all outstanding shares of Hightimes Holding Class A Common Stock, (b) all $28,500,000 current principal amount of purchase notes issued by Hightimes Holding in February 2017 in connection with its acquisition of THC and its subsidiaries that, after giving effect to an estimated $4,500,000 cash principal reduction upon completion of this Offering, will be discounted to $18,000,000 plus accrued interest and convert into 1,636,364 shares, (c) all 1,313,131 shares of Class A Common Stock issuable upon full conversion of the $13,000,000 ExWorks Capital Fund I, L.P. convertible note, (d) all 35,211 shares of Class A Common Stock issuable upon full conversion of the $375,000 Bio Cup Music convertible  note, and (e) all outstanding warrants to purchase 1,234,738 shares Hightimes Holding Class A Common Stock held by ExWorks. In addition, 2,151,022 Hightimes Holding options will be exchanged for options to purchase shares of common stock of the Successor.

As of January 25, 2018, Origo had 100 million ordinary shares and 1,000,000 preferred shares authorized, of which 2,977,631 ordinary shares (including redeemable shares) and no preferred shares were issued and outstanding. In addition, 4,200,000 ordinary shares were issuable upon exercise of Origo publicly warrants that were subscribed for by its public stockholders that are held in a special trust account. As of April 30, 2018, a total of $17,564,091.20. was held in the trust account. All such trust funds are subject to redemption and return to public stockholders in exchange for their ordinary shares following receipt of a proxy statement describing the proposed merger transaction with Hightimes Holding.

On February 20, 2018, Origo received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel (the “Panel”) determined to delist Origo’s securities and, as a result, trading of Origo’s securities on Nasdaq was suspended effective with the open of business on Thursday, February 22, 2018, due to its non-compliance with certain requirements for continued listing on Nasdaq, including the failure to complete its proposed business combination with Hightimes Holding and evidence compliance with all applicable requirements for initial listing on Nasdaq on or before February 19, 2018, which was the deadline previously set by the Panel. On May 17, 2018, Origo received a decision by the Listing Council to Origo’s appeal of the Panel’s decision to delist its securities from Nasdaq, upholding the Panel’s decision to commence delisting procedures for Origo’s securities, as a result of which the Origo Shares currently trade on the OTC Pink marketplace. Consummation of the Origo Merger is subject to certain conditions, including the relisting of the Origo Shares of the Successor Corporation on Nasdaq.

Closing of the Origo Merger is subject to a number of conditions, including (i) Origo having net assets, including the net assets of the High Times Group, of not less than $5,000,001, after all share redemptions and payment of all expenses and closing costs, (ii) approval of the Origo Merger by the holders of a majority of the outstanding ordinary shares of Origo and by a majority of the outstanding Class A Common Stock of Hightimes Holding, and (iii) approval of the listing of shares of Origo or the Successor corporation on either the Nasdaq Capital Market or the NYSE American. In addition, following the Merger, the surviving entity (Hightimes Holding) will assume responsibility for Origo’s outstanding liabilities. Origo presently owes approximately $2.6 million in accrued liabilities, in addition to approximately$1.26 million in deferred legal fees payable to its counsel. Such liabilities, while technically an obligation of Origo, will by default be assumed by the surviving entity following the Origo Merger.

Under the terms of the Origo Merger Agreement, as we sell shares of Class A Common Stock in this Reg A+ offering, all of the 20,717,496 currently outstanding shares of Class A Common Stock held by existing Hightimes Holding stockholders will be subject to pro-rata dilution and reduction in respect of the amount of merger consideration they would be entitled to receive in the Origo Merger, based on the total number of shares of Class A Common Stock that we sell in either or both offerings prior to the closing of the Merger.

Prior to consummation of the Origo Merger, Origo will consummate a statutory redomestication pursuant to which Origo will be converted into a Nevada corporation having the name High Times Media Corporation (the “Successor”). Under the terms of its articles of incorporation, the Successor will be authorized to issue 120,000,000 shares of capital stock, $0.0001 par value per share, of which 100,000,000 shares will be voting Class A common stock, 10,000,000 shares will be non-voting Class B common stock and 10,000,000 shares will be preferred stock containing such rights, privileges and designations as the board of directors may from time to time determine.

In lieu of Origo ordinary shares, each Origo shareholder prior to the Merger will receive an identical number of shares of common stock of the Successor and each Hightimes Holding stockholder, including investors in this Offering, will receive their pro-rata share of the Merger Consideration in the form of voting common stock of Hightimes Media Corporation and an identical number of warrants and options to purchase such common stock.

Hightimes Holdings intends to close or terminate this Reg A+ Offering prior to consummation of the Origo Merger. We may continue to offer our Offered Shares under this Reg A+ Offering until as late as September 12, 2018.

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We intend to complete this Reg A+ Offering prior to September 12, 2018 and consummate the Origo merger on or before September 12, 2018. However, in the event we do not consummate the Origo Merger, we will seek to complete this Offering of our Class A Common Stock and list our shares of Class A Common Stock for trading on Nasdaq. On February 28, 2018 Hightimes Holding and Origo amended the Merger Agreement and the parties agreed that Hightimes Holding may unilaterally terminate the Origo Merger at any time on or after April 15, 2018, and on May 22, 2018, we further amended the Merger Agreement and agreed that the outside closing date of the Origo Merger would be extended to September 12, 2018. Subsequently, Origo obtained the consent of its shareholder to complete the Orgigo Merger on or before September 12, 2018. To date, Hightimes Holdings has not elected to terminate the Origo Merger, although it reserves the right to do so at any time prior to September 12, 2018.

Our Proposed Corporate Structure

The following chart sets forth the contemplated corporate structure of the Successor following the Origo Merger

Our Fully-Diluted Equity.

Fully-Diluted Class A Common Stock Before the Proposed Origo Merger

The following table sets forth the number of shares of Hightimes Holding Class A Common Stock to be owned by (a) the current holders of Hightimes Holding Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Hightimes Holding warrants, (d) ExWorks Capital Fund I, L.P. (“ExWorks”) as holder of a $13,000,000 Hightimes Holding convertible note, assuming such note was fully converted into Class A Common Stock, (e) Bio Cup Music as holder of a $375,000 Hightimes Holding convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in this Regulation A+ Offering, based on the sale of 10% (the Minimum Offering), 25%, 50%, 75% or 100% of the 4,545,454 shares of Hightimes Holding Class A Common Stock being offered in this Regulation A+ Offering. This Offering will be completed or terminated by Hightimes Holding prior to consummation of the proposed Origo Merger. Hightimes Holding may unilaterally terminate the Merger Agreement and proposed Origo Merger at any time following September 12, 2018.

Number of Class A Shares Sold	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares (1)	20,717,496	20,717,496	20,717,496	20,717,496	20,717,496
Holders of Purchase Notes (2)	1,636,364	1,636,364	1,636,364	1,636,364	1,636,364
Investors in the Reg A+ Offering (3)	454,546	1,136,364	2,272,728	3,409,091	4,545,454
Holders of Bio Cup Note (4)	35,211	35,211	35,211	35,211	35,211
ExWorks Warrants (5)	1,234,738	1,234,738	1,234,738	1,234,738	1,234,738
ExWorks Convertible Note (6)	1,005,839	1,005,839	1,005,839	1,005,839	1,005,839
Total	25,084,193	25,766,012	26,902,375	28,038,739	29,175,102

(1) (2)

Includes 577,651 shares of Class A Common Stock issued to Green Rush Daily in March 2018.

Gives effect to a $11.00 per share conversion price of $18,000,000 principal amount of Purchase Notes held by the former Trans-High stockholders, after giving effect to an agreed upon 25% discount of the current $28,500,000 principal amount and payment of the $4,500,000 principal payment out of the offering proceeds prior to conversion

(3)	Consists of purchasers of Class A Common Stock in this Offering at an offering price of $11.00 per share.

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(4)	Includes shares of Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival LTD. Assumes a $10.65 per share conversion price.

(5)	As a result of the execution of Amendment 3 to the ExWorks loan agreement; ExWorks now holds two warrants to purchase a total of 1,234,738 shares of Hightimes Holding Class A Common Stock representing a total of 5.0% of the “Deemed Issued and Outstanding” Hightimes Holding Common Stock as defined in the Warrants prior to the sale of Hightimes Holding Class A Common Stock in this Offering. Upon completion of this Offering or the Origo Merger, whichever occurs first, ExWorks has agreed to exercise both Warrants and pay the weighted average exercise price of $2.47 of both warrants through a $3,046,098.10 reduction of the $13,000,000 principal amount note owed to ExWorks.

(6)	Includes shares of Hightimes Holding Class A Common Stock issuable upon full conversion of the $9,957,809 remaining balance of the ExWorks senior convertible note at a conversion price of $9.90, or 90% of the $11.00 per share offering price in this Regulation A+ offering, after giving effect to the application of the exercise price of the ExWorks warrants, to reduce the current $13,000,000 principal amount convertible note.

The above table does not include outstanding options granted to executive officers, directors and employees of Hightimes Holding and its subsidiaries under its 2017 Equity Incentive Plan to purchase an aggregate of 2,151,022 additional shares of Hightimes Holding Class A Common Stock.

If Hightimes Holding completes this Offering, its fully-diluted Common Stock, including the exercise of all outstanding stock options, would be between a minimum of 27,235,215 and a maximum of 31,326,124 shares of Common Stock.

Fully-Diluted Common Stock After the Proposed Origo Merger

The following table sets forth the amount of Merger Consideration in the form of Origo Shares representing voting common stock of Hightimes Media Corporation, a Nevada corporation, (as successor to Origo) that would be received at a value of $10.65 per share by (a) current holders of Hightimes Holding Class A Common Stock, (b) holders of Purchase Notes, (c) the holder of Hightimes Holding warrants, (d) the holder of a $13,000,000 Hightimes Holding convertible note if converted into Origo Shares, (e) Bio Cup Music as holder of a $375,000 Hightimes Holding convertible note, assuming such note was fully converted into Class A Common Stock, and (f) investors in the Reg A+ Offering to be conducted by Hightimes Holding prior to the consummation of the Merger, based on the sale of 10% (the Minimum Offering) 25%, 50%, 75% or 100% of the 4,545,454 shares of Class A Common Stock being offered by Hightimes Holding in the Offering.

Number of Class A Shares Sold (1)	10%	25%	50%	75%	100%
Existing holders of Class A Common Shares	18,818,793	18,647,238	18,596,568	18,618,957	18,639,564
Green Rush Daily	575,117	575,117	575,117	575,117	575,117
Holders of Hightimes Holding Purchase Notes (2)	1,529,028	1,515,089	1,510,972	1,512,791	1,514,466
Investors in the Reg A+ Offering (3)	424,730	1,052,146	2,098,572	3,151,649	4,206,849
Holders of Bio Cup Note (4)	32,901	32,601	32,513	32,552	32,588
ExWorks Warrants (5)	1,153,747	1,143,229	1,140,122	1,141,495	1,142,758
ExWorks Convertible Note (6)	939,862	931,294	928,764	929,882	930,911
Total	23,474,178	23,896,714	24,882,628	25,962,441	27,042,253

(1)	Based on the sale of a minimum of $5,000,000 in the Minimum Offering and a maximum of $50,000,000 of Hightimes Holding Class A Common Stock in the Offering. Pursuant to the terms of the Origo Merger Agreement, the valuation of Hightimes Holding and its subsidiaries (the “Hightimes Group”), for purposes of calculating the Merger Consideration is subject to increase by $1.00 for each dollar of net proceeds in excess of $5,000,000 that Hightimes Holding receives in the Offering. If Hightimes Holding is able to sell 25%, 50%, 75% or 100% of the maximum 4,545,454 Offered Shares in the Offering, it would receive net proceeds of approximately $9,500,000, $20,000,000, $31,500,000 and $43,000,000, respectively (assuming full commissions of 8% are paid to broker/dealers or selling agents and other estimated marketing expenses ranging from between), which would result in an increase the valuation of the Hightimes Group to $254,500,000 ($250,000,000 + $4,500,000 of estimated net proceeds in excess of $5,000,000), $265,000,000 ($250,000,000 + $15,000,000 of estimated net proceeds in excess of $5,000,000), $276,500,000 ($250,000,000 + $26,500,000 of estimated net proceeds in excess of $5,000,000) and $288,000,000 ($250,000,000 + $38,000,000 of estimated net proceeds in excess of $5,000,000), respectively, with a corresponding increase the number of Origo Shares payable as Merger Consideration from 23,474,178 to as much as 27,042,253 Origo Shares. In the event that Hightimes Holding is unable to complete the Offering and does not sell any shares of Class A Common Stock, or the net proceeds of the Offering are $5,000,000 or less, the number of Origo Shares Hightimes Holding security holders will receive will remain at 23,474,178 shares, assuming a $10.65 per share price of the Origo Shares.

(2)	Assumes a $11.00 per share per the Hightimes Holding Offering price if converted prior to the Origo merger. If after the closing price of Origo Shares as traded on Nasdaq or another Qualified Stock Exchange on the first trading day after the Effective Time of the Origo Merger, h would represent the conversion price of Hightimes Holding Class A Common Stock then held by the former holders of the Purchase Notes.

(3)	Consists of purchasers of Hightimes Holding Class A Common Stock in the Offering of a minimum of 454,545 shares of Hightimes Holding Class A Common Stock and a maximum of 4,545,454 shares of Class A Common Stock at an offering price of $11.00 per share. The foregoing table reflects the allocable adjustment of the Merger Consideration to the holders of such Hightimes Holding securities.

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(4)	Includes shares of Hightimes Holding Class A Common Stock issuable upon full conversion of the $375,000 convertible note held by Bio Cup Canada Music Festival Ltd. Assumes a $10.65 per share conversion price and is adjusted to give effect to the allocable portion of the Merger Consideration.

(5)	ExWorks currently holds two warrants to purchase a total of 1,234,738 shares of Hightimes Holding Class A Common Stock representing a total of 5.0% of the “Deemed Issued and Outstanding” Hightimes Holding Common Stock, as defined by the Warrants, prior to the sale of Hightimes Holding Class A Common Stock in the Offering. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Warrants. Upon completion of this Offering or the Origo Merger, whichever occurs first, ExWorks will exercise both warrants. Upon completion of the Offering or the Origo Merger, whichever occurs first, ExWorks has agreed to exercise both Warrants and pay the weighted average exercise price of $2.47 through a $3,046,098.10 reduction of the $13,000,000 principal amount note owed to ExWorks.

(6)	Includes shares of Hightimes Holding Class A Common Stock issuable upon full conversion of the $9,957,809 remaining balance of the ExWorks senior convertible note at a conversion price of $9.90, or 90% of the $11.00 per share offering price in this Regulation A+ offering, after giving effect to the application of the exercise price of the ExWorks warrants, to reduce the current $13,000,000 principal amount convertible note. The foregoing table reflects the allocable adjustment of the Merger Consideration to the ExWorks Convertible Note.

The above table does not include outstanding options granted to executive officers, directors and employees of the Hightimes Group under its 2017 Equity Incentive Plan to purchase an aggregate of 2,151,022 additional shares of Hightimes Holding Class A Common Stock. Following the Merger such option holders will receive a corresponding number of options of Hightimes Media Corporation, the successor to Origo.

THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO COMPLETE THE SALE OF AT LEAST $5,000,000 OF OUR COMMON STOCK IN THIS REG A+ OFFERING, THAT THE ORIGO MERGER WILL BE CONSUMMATED, OR THAT WE WILL BE ABLE RECEIVE ANY SIGNIFICANT NET PROCEEDS FROM EITHER OR BOTH TRANSACTIONS.

Our Risks

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Offering Circular Summary. These risks include, but are not limited to, the following:

●	Enforcement of existing federal or state regulations concerning the cannabis industry or adoption of new regulations that could have a material adverse effect on our business;

●	Our ability to pay significant indebtedness, including installments that are currently due;

●	Our ability to effectively execute our business plan and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

●	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving Cannabis industry;

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●	Our ability to deal with anticipated more stringent federal regulations on recreational use of Cannabis which could materially and adversely affect our business; and

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this Offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this Offering Circular. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, we may delay the adoption of certain accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

REGULATION A+

Hightimes Holding is offering its Class A Common Stock pursuant to recently adopted rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the offering statement of which this Offering Circular forms a part.

THE OFFERING

Issuer:	Hightimes Holding Corp.
Shares Offered by Hightimes Holding(1):

A minimum of 454,545 and maximum of 4,545,454 shares of Hightimes Holding Class A voting common stock, $0.0001 par value per share (“Class A Common Stock”) at an offering price of $11.00 per share, for total minimum gross proceeds of $5,000,000 and maximum gross proceeds of $50,000,000.

Number of shares of Common Stock Outstanding before the Offering(1):	20,717,496 shares of Class A Common Stock and no shares of Class B Common Stock (1)

Number of shares of Common Stock to be Outstanding after the Offering – Fully Diluted(2)(4):	A minimum of 25,084,193 and a maximum of 29,175,102 shares of Common Stock.

Price per Share:	$11.00

Minimum Purchase:	Nine shares of Common Stock for a subscription price of $99.00.

Proposed Listing

We intend to apply to have our shares of Class A Common Stock approved for listing on Nasdaq under the symbol “HITM.” However, in order to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, we will need to receive a minimum of $14,700,000 of net proceeds from this Offering. In the event that our application to list our Class A Common Stock on Nasdaq is not approved, the Company will seek to have its Class A Common Stock quoted on the OTC Market or listed on the Canadian Securities Exchange, although we may elect to defer trading our Offered Shares on Nasdaq, the OTC Market or Canadian Securities Exchange if we consummate the Origo Merger described below.

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If we complete the Origo Merger, subject to the combined companies meeting the applicable Nasdaq requirements for continued listing, we anticipate that the Origo Shares issued to all Hightimes Holding security holders as merger consideration, together with other outstanding Origo Shares and warrants will also trade on Nasdaq.

We intend to consummate or terminate this Offering of our Class A Common Stock prior to consummation of the Origo Merger. We may continue to offer our Class A Common Stock under this Offering Circular until as late as September 12, 2018. However, we may wait to commence trading of our Class A Common Stock on Nasdaq, the OTC Market or Canadian Securities Exchange until we consummate or terminate the Origo Merger. As a result, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of exchange trading of such shares on Nasdaq, the OTC Market or Canadian Securities Exchange.

We intend to complete this Reg A+ Offering prior to September 12, 2018 and consummate the Origo Merger on or before September 12, 2018. In the event we do not consummate the Origo Merger on or before September 12, 2018, Origo will be required to dissolve and liquidate itself. In such event, we will not consummate the Origo Merger and will seek to complete this Offering of our Class A Common Stock, if it has not been completed already, and list our shares of Class A Common Stock for trading on Nasdaq. In addition, the Origo Shares have been delisted from trading on Nasdaq and currently trade on the OTC Pink marketplace. Unless Origo or the Successor entity have its shares approved for listing on the Nasdaq Capital Market, Origo shall have failed to comply with a condition to closing of the Origo Merger. On February 28, 2018, Hightimes Holding and Origo amended the Merger Agreement and the parties agreed that Hightimes Holding may unilaterally terminate the Origo Merger at any time on or after April 15, 2018. On May 22, 2018, we further amended the Merger Agreement and agreed that the outside closing date of the Origo Merger would be extended to September 12, 2018. To date, Hightimes Holdings has not elected to terminate the Origo Merger, although it reserves the right to do so at any time prior to September 12, 2018

There can be no assurance that the Hightimes Holding Class A Common Stock sold in this Offering will be approved for listing on Nasdaq or quoted on the OTC Market or listed on the Canadian Securities Exchange, or that the Origo Merger will be consummated. See “Risk Factors” starting on page 14 of this Offering Circular.

Use of Proceeds(3)

If Hightimes Holding sells all of the 4,545,454 Offered Shares of Class A Common Stock being offered in this Offering at an Offering Price of $11.00 per Share for gross proceeds of $50,000,000. Assuming up to $4,000,000 of maximum selling agent’s fees, and additional estimated marketing and other Offering expenses of between $2,000,000 and $3,000,000, estimated net proceeds to Hightimes Holding will be approximately $43,000,000.

We intend to use these net proceeds to reduce our outstanding indebtedness, to the holders of our $28,500,000 of purchase notes and our senior secure debt, to fund our brand development, including expansion of our Cannabis Cup events, marketing and other operating expenses, and to provide working capital to the High Times Group for acquisitions, joint ventures and other general corporate purposes. However, all of the net proceeds of the $5,000,000 Minimum Offering and approximately 67% of the net proceeds from the sale of $12,500,000 of our shares of Class A Common Stock will be used to reduce or pay in full out accrued and unpaid obligations to holders of Purchase Notes. See the “Risk Factors” and “Use of Proceeds” sections of this Offering Circular.

Risk Factors:	Investing in our Common Stock involves a high degree of risk. See “Risk Factors.”

(1)	Gives effect to a 1.9308657-for-one forward stock split of Hightimes Holding’s 10,294,292 outstanding shares of Class A Common Stock that was consummated effective as of January 15, 2018, 190,189 Class A Common Stock sold after the stock split.

(2)	Includes (a) a minimum of 454,545 and a maximum of 4,545,454 shares of Class A common Stock to be sold in this Offering, (b) a total of 1,636,36441 shares of Class A voting Common Stock and Class B non-voting Common Stock to be issued to the former stockholders of THC upon automatic conversion of their Sellers Purchase Notes at a conversion price of $11.00 per share, (c) up to 1,005,839 shares of Class A Common Stock issuable upon conversion of a $13,000,000 senior secured convertible note reduced by the debt reduction of $3,046,098.10 from the exercise of ExWorks Warrants, (d) 35,211 shares of Class A Common Stock issuable upon conversion of a $375,000 convertible note held by Bio Cup, and (e) up to 1,234,738 additional shares of Class A Common Stock, for the warrants issued to ExWorks Capital Fund I, LLC.

(3)	Offering expenses include, in addition to potential selling commissions, fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, accounting, audit and legal services, FINRA filing fees, fees for EDGAR document conversion and filing, and website posting fees, estimated to be between $1,000,000 and $3,000,000, depending upon the length of time in which we offer the Offered Shares prior to the Termination Date and the number of Offered Shares we are able to sell in this Offering.

(4)	Excludes up to 2,151,022 shares of Common Stock issuable upon exercise of outstanding stock options.

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RISK FACTORS

The Shares offered hereby are highly speculative, and prospective purchasers should be aware that an investment in the Class A Common Stock involves a high degree of risk. Accordingly, prospective purchasers should carefully consider the following risk factors in addition to the other information in this Offering Circular.

Cautionary Statements

The discussions and information in this Offering Circular may contain both historical and forward-looking statements. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations.

Risks Relating to Our Business

The net income of High Times Group has declined between 2014 and 2017, and the Hightimes Group also incurred a significant net loss for the three months ended March 31, 2018, which may make it difficult for investors to predict future performance based on current operations.

During the four-year period from 2014 to 2017, the net income of THC and its subsidiaries declined from $3,421,592 in 2014 to a net loss of ($24,694,000) in 2017, although $8,430,000 of the net loss for the year ending December 31, 2017 resulted from non-recurring stock compensation charges. For the three months ended March 31, 2018, the consolidated net loss of the Hightimes Group was ($12,304,585), although $8,382,517 of the net loss for the three months ended March 31, 2018 resulted from non-cash charges in respect of warrant derivative liabilities and an unrealized loss on securities. The High Times Group is anticipating a return to profitability by the end of the 2018 fiscal year, however, any forecasts the High Times Group makes about its operations may prove to be inaccurate.

The High Times Group must, among other things, determine what constitutes appropriate risks, rewards, and level of investment in its publications and events, respond to economic and market variables outside of its control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that the High Times Group will be successful in meeting these challenges and addressing such risks and the failure to do so could have a could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. The decision by Origo shareholders whether to approve the Merger Agreement and the transactions contemplated thereby must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges and uncertainties, the value of the High Times Group could be significantly reduced or completely lost.

The independent public accounting firm for the Hightimes Group has issued a “going concern” opinion.

The High Times Group is indebted to its senior secured lender in the amount of $13,000,000 pursuant to a loan that matures on February 28, 2020. The High Times Group’s ability to continue as a going concern may depend upon its ability to obtain the necessary financing needed to meet such debt obligation when it comes due. Hightimes Holding plans to provide for its capital requirements that are not met by income from operations by issuing additional equity or debt securities. No assurance can be given that additional capital will be available when required or on terms acceptable to Hightimes Holding. The outcome of this issue cannot be predicted at this time and there is no assurance that, if achieved, the High Times Group will have sufficient funds to meet its obligations and execute its business plan. Partially as a result of the foregoing the independent auditors for the High Times Group has issued a “going concern” opinion in connection with the audit of the 2015, 2016 and 2017 financial statements.

The High Times Group may not be able to service its indebtedness.

Pursuant to its senior loan agreement, as amended, the High Times Group has incurred $13,000,000 of senior secured indebtedness issued to ExWorks Capital Fund I, L.P. (“ExWorks”), our senior lender, which is payable at the rate of $100,000 per month commencing September 2017 and all of which indebtedness matures on February 28, 2020. Interest is payable monthly at the rate of 15% per annum.

When the loan matures, ExWorks is entitled to an additional fee of $2,800,000; provided that such fee is subject to increase by up to 10% of the then outstanding indebtedness if all obligations to ExWorks are not paid in full by February 29, 2019. The third amendment to the loan agreement between ExWorks and the Hightimes Group also obligates the borrowers to maintain certain financial covenants including immediately maintaining a debt to equity ratio and, commencing as of February 28, 2019, maintaining a 1:1 ratio of funded debt to average total cash in banks and immediately marketable securities.

In connection with our contemplated Use of Proceeds we are assuming that all or substantial portions of our $13,000,000 of senior secured convertible note owed to ExWorks that is currently scheduled to mature on February 28, 2020 will either be converted into our Class A Common Stock by ExWorks, refinanced prior to such maturity date by another lender or repaid out of the proceeds of future financings. In the event we are unable to refinance such indebtedness or repay such indebtedness on or before the maturity date (a minimum of $15,800,000, including fees) or ExWorks elects not to convert its note in Hightimes Holding Class A Common Stock, ExWorks will be in a position to foreclose on all of our assets, in which event, investors in this Offering would likely lose their entire investment.

In addition, we may be unable to maintain our financial covenants to ExWorks and if we are unable to retire all obligations to ExWorks by February 28, 2019, we will incur additional fees. Failure to maintain our financial covenants would represent an event of default which may also cause ExWorks to foreclose on our assets prior to the maturity date of the loan. and

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Hightimes Holding also issued $30,000,000 of purchase notes to the former stockholders of THC. Although we believe that the remaining $28,500,000 balance of the purchase notes will paid to the extent of $4,500,000 of principal plus accrued interest, be discounted to $18,000,000 and automatically converted into shares of Common Stock of Hightimes Holding upon completion of this Offering and listing our Class A Common Stock on a “Qualified Securities Exchange” (which includes Nasdaq or the OTC Market QX Exchange) or consummation of the Origo Merger, there is no assurance that High Times Holding will be able meet all of the conditions to force the conversion of such purchase notes. If the purchase notes do not convert into Class A Common Stock, we will owe the former stockholders of THC quarterly installments payments of $1,500,000, plus accrued interest, with final payment due on February 28, 2020. There is no assurance that we will be able to adequately service the purchase notes out of cash flow or refinance such purchase notes. A default under the purchase notes would also constitute a default to our senior lender under the senior loan and security agreement which could result in a foreclosure on all of the assets of High Times Group and result in the loss of 100% of the equity investments of holders of securities of Hightimes Holding and Origo.

In addition, we were unable to pay the $1,500,000 quarterly principal installment and accrued interest that was due to be paid under the Purchase Notes on November 28, 2017, February 28, 2018 and on May 28, 2018. Under the terms of our default waiver and payment deferral agreements with the Holders of such Purchase Notes, on or before September 12, 2018, we are obligated to pay $4,500,000 of the above principal installments, plus accrued and unpaid interest of 12% per annum compounded monthly from August 29, 2017 to the date of payment, or an aggregate of approximately $8,191,000.

A significant portion of the proceeds of up to $12,500,000 of gross proceeds received from this Reg A+ Offering will be used to pay accrued and unpaid accrued interest on outstanding Purchase Notes.

In the event we are only able to receive the $5,000,000 of gross proceeds from the Minimum Offering all proceeds, net of offering expenses, will be used to pay a portion of the accrued interest on the Purchase Notes, and approximately 67% of the gross proceeds we receive from the sale of $12,500,000 of Hightimes Holding Class A Common Stock (25% of the maximum offering) will be used to retire unpaid principal and accrued interest on the Purchase Notes. Accordingly, we will not be able to use such amounts for development of our business. See “Use of Proceeds” on page 33 of this Offering Circular.

The High Times Group may not be able to realize adequate net proceeds from this Regulation A+ offering

Even assuming that all of the Purchase Notes are converted into shares of Class A Common Stock upon completion of this Offering, as stated above, we will be obligated to pay the holders of the Purchase Notes approximately $8,191,000, representing $4,500,000 in unpaid principal installments prior to this Offering, plus accrued interest on their Purchase Notes. In addition, and inclusive of fees payable on the maturity date (or earlier if we are able to prepay the ExWorks loan), we will also be obligated to pay ExWorks not less than $15,800,000, and such amount could be as much as $17,380,000. There is no assurance that we will be successful in listing our shares on a Qualified Stock Exchange or in refinancing or otherwise retiring the ExWorks loan either prior to February 2019 or at the February 28, 2020 maturity date. The High Times Group intends to ameliorate certain of the risks of defaults under its outstanding indebtedness and obtain additional working capital to achieve its business goals by consummating this Offering. There can be no assurance that the High Times Group will be able to raise any meaningful net proceeds from the Offering or from other debt or equity sources in amounts needed to repay our indebtedness and provide necessary expansion and working capital. If we are unable to achieve sufficient liquidity we may be forced to cease doing business or seek protection from our creditors under the federal bankruptcy laws; in which event investors in this offering would likely lose their entire investment.

As of March 31, 2018, the High Times Group had a significant negative stockholder’s equity and Hightimes Holding and/or Origo must raise and/or retain a minimum of approximately $14,700,000 or more in net cash proceeds in order for Hightimes Holding to list its shares of Class A Common Stock on Nasdaq or for Origo to reapply to regain its listing of the Origo Shares on Nasdaq upon consummation of the Business Combination.

The consolidated balance sheet of the Hightimes Group as of March 31, 2018, reflects a negative stockholders’ equity of approximately $53,674,000. Even after giving pro-forma effect to an  estimated $42,979,000 increase in our consolidated stockholders’ equity resulting from (a) the anticipated conversion into Class A Common Stock of $24,000,000 outstanding principal amount of Purchase Notes ($28,500,000 current principal reduced by the $4,500,000 prior due quarter principal payments to be paid out of the offering proceeds) issued to the former stockholders of Trans-High that was outstanding on March 31, 2018, (b) a $4,000,000 increase in stockholders’ equity by reason of our proposed acquisition of certain assets of Culture Magazine™ on completion of this Offering, (c) the conversion of a $375,000 note issued and $86,000 in accrued interest and derivative value adjustment in the Bio Cup Music Festival transaction, and (d) the contemplated $3,046,098 reduction in our $13,000,000 senior secured note due ExWorks by reason of the proposed exercise of the ExWorks Warrants upon completion of this Offering, (e) the sale of 77,580 shares of Class A Common Stock to an existing stockholder in May 2018, the High Times Group’s pro-forma consolidated stockholders equity would still be a negative ($10,695,000). In order to meet one of the Nasdaq initial listing requirements the Hightimes Group must have a minimum $4,000,000 consolidated net worth.  Accordingly, the Hightimes Group would need to raise a minimum of approximately $14,700,000 of net proceeds (after all offering expenses) in this Regulation A+ Offering. To the extent that the Hightimes Group continues to incur losses following March 31, 2018, our negative ($10,695,000) stockholders’ equity at March 31, 2018 will increase, which will correspondingly increase, on a dollar-for-dollar basis, the minimum estimated $14,700,000 of net cash proceeds that we must receive from this Reg A+ Offering to meet the Nasdaq initial listing minimum net worth requirement. In addition, if we consummate the Origo Merger, pursuant to the terms of the Merger Agreement, net cash proceeds received by the Hightimes Group from its Regulation A+ Offering coupled with the net tangible equity of Origo retained by it immediately prior to the Origo Merger would have to aggregate not less than $15,700,000 or more

Accordingly, there can be no assurance that such minimum stockholders’ equity will be achieved by the Highimes Group, either alone or in combination with Origo or that, we or the Successor corporation to Origo will meet the Nasdaq initial listing requirements to qualify for listing on Nasdaq.

Consummation of the Origo Merger is problematical

While Origo has obtained an extension from its shareholders to complete the Origo Merger on or before September 12, 2018, there is no guarantee we will be complete the Reg A+ Offering prior to September 12, 2018. Accordingly, unless we terminate this Offering prior to such date, or Origo is able to obtain stockholder approval to extend the date on which it may complete the Origo Merger or other business combination beyond September 12, 2018, Origo will be required to dissolve and liquidate itself. In such event, we will not consummate the Origo Merger and will seek to complete this Offering of our Class A Common Stock and list our shares of Class A Common Stock for trading on Nasdaq. Accordingly, even if Hightimers Holding elects not to exercise its right to terminate the Origo Merger Agreement after April 15, 2018, there can be no assurance that Origo will be in a position to consummate the Origo Merger.

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Hightimes Holdings stockholders may receive a lesser number of Origo Shares in the Origo Merger then they would own in Hightimes Holding upon completion of this Offering

Upon completion of the Merger, Hightimes Holding and its subsidiaries, comprising the Hightimes Group, will become subsidiaries of Origo and the Successor. Hightimes Holding intends to consummate its contemplated Regulation A+ Offering prior to consummation of the Merger with Origo. Accordingly, any net proceeds received by Hightimes Holding will be used to finance the operations of the Hightimes Group. Upon consummation of the Origo Merger, all stockholders of Hightimes Holding (including investors in the Regulation A+ Offering), will receive Origo Shares in the form of common stock of the Successor. However, based on the terms of the Origo Merger, existing holders of Hightimes Holding Class A Common Stock, including investors in this Offering may receive a lower number of Origo Shares as a result of the Origo Merger. See and further dilute the holders of existing Origo shareholders. See “Summary of the Offering - Fully-Diluted Common Stock of Hightimes Media Corporation After the Proposed Origo Merger” on page 5 of this Offering Circular.

Consummation of the Origo Merger is dependent upon the continued listing of the Origo Shares on Nasdaq.

If Hightimes Holding is successful in obtaining Nasdaq approval to list its Class A Common Stock on Nasdaq prior to consummating the Merger, upon consummation of the Merger, Hightimes Holding shares would be withdrawn from trading on Nasdaq and Origo would have to obtain the approval of Nasdaq to continue to list the Origo Shares representing shares of common stock of the Successor in lieu of the Class A Common Stock. In addition, a condition to the consummation of the Origo Merger is the approval of Nasdaq to list on Nasdaq the shares of common stock of the Successor. On February 20, 2018, Origo received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearings Panel (the “Panel”) determined to delist Origo’s securities and, as a result, trading of Origo’s securities on Nasdaq was suspended effective with the open of business on Thursday, February 22, 2018, due to its non-compliance with certain requirements for continued listing on Nasdaq, including the failure to complete its proposed business combination with Hightimes Holding and evidence compliance with all applicable requirements for initial listing on Nasdaq on or before February 19, 2018. On May 17, 2018, Origo received a decision by the Listing Council to Origo’s appeal of the Panel’s decision to delist its securities from Nasdaq, upholding the Panel’s decision to commence delisting procedures for Origo’s securities, as a result of which the Origo Shares currently trade on the OTC Pink marketplace. Consummation of the Origo Merger is subject to certain conditions, including the relisting of the shares of common stock of the Successor corporation on Nasdaq. There can be no assurance that Nasdaq will, in fact, agree to such list the shares of common stock of the Successor to Origo on the Nasdaq Capital Market.

The High Times Group has a limited operating history in the sale of products associated with the cannabis industry, which makes it difficult to accurately evaluate its business prospects.

The High Times Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows, festivals and events. Although the High Times Group contemplates various e-commerce initiatives and licensing its High Times brand, as well as developing an e-commerce store and licensing and branding initiatives for cannabis-based products, the High Times Group has no operating history in the commercial sale of products offered to users and producers of cannabis and cannabis-related products through wholesale or retail channels. While the High Times Group intends to pursue, acquire and integrate horizontal business lines involving the commercial sale of cannabis-related products, the High Times Group cannot guarantee that it will be successful in these prospective business initiatives and as a result its business prospects are difficult to accurately evaluate.

Customer complaints and negative publicity regarding the products and services of the High Times Group could hurt the business and reputation of the High Times Group.

From time to time, the High Times Group may receive complaints from customers regarding the quality of its media content distributed through its High Times brand and its live-events and productions. Presently as a result of its print and online publications, and in the future in the event the High Times Group furthers its business lines involved in the commercial sale of cannabis-related products, it may be subject to complaints from consumers regarding the nature and quality of goods sold by the High Times Group. Dissatisfied consumers may threaten legal action against the High Times Group if no reimbursement is made. The High Times Group may become subject to product liability lawsuits from customers alleging injury because of a purported defect in its products or services, claiming substantial damages and demanding payments from the High Times Group. The High Times Group is in the chain of ownership when it supplies or distributes products, and therefore is subject to the risk of being held legally responsible for such products. Given the nature of these products (including their relation to cannabis or for other reasons), these claims may not be covered by the High Times Group’s insurance policies. Any resulting litigation could be costly for the High Times Group, divert management attention, result in increased costs of doing business, or otherwise have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. Any negative publicity generated as a result of customer frustration or disagreement with the products or services of the High Times Group, or with its websites or trade shows, could damage its reputation and diminish the value of its brand name, which could have a material adverse effect on its business, results of operations, and financial condition.

The High Times Group may be required to collect sales and other taxes.

New excise taxes may be imposed on the sale and production of products associated with cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that the High Times Group be responsible to collect those excise taxes, increasing its costs and risks. The High Times Group does not expect to collect sales or other similar taxes with respect to goods sold by it via its website, except for buyers from the State of California. The High Times Group expects to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as the High Times Group which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect the opportunity of the High Times Group to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that the High Times Group should collect sales or other taxes on the exchange of merchandise on the High Times Group’s system could have a material adverse effect on the business, results operations, and financial condition of the High Times Group. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. The High Times Group cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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The business of the High Times Group may be subject to various government regulations, and its inability to comply fully with such regulations could harm its business.

The High Times Group may become subject to various federal, state and local laws affecting the possession, consumption, production, supply and sale of cannabis. The Federal Trade Commission, the Federal Food and Drug Administration, the Federal Drug Enforcement Agency and equivalent state agencies regulate all aspects of cannabis and the advertising and representations made by businesses in the sale of cannabis or cannabis-related products. The inability of the High Times Group to fully comply with these regulations, particularly as they evolve and are subject to varying degrees of regulatory oversight and discretion, would have material adverse effect on the business, reputation, results of operations, and financial condition of the High Times Group.

In addition, the ongoing and future business plans of the High Times Group rely on its ability to successfully establish and maintain effective controls that follow the United States Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) Guidance, “BSA Expectations Regarding Marijuana-Related Businesses,” in vetting and monitoring potential and actual customers and clients. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act (“BSA”). However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memorandum when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. While the High Times Group believes that it is not currently subject to the BSA or FinCEN guidelines, the High Times Group may be required institute policies and procedures that mirror the stated goals of the FinCEN guidelines and will provide a framework by which we believe we can comply with the federal government’s stated objectives with respect to the potential conflict of law.

The High Times Group is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. The High Times Group is not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. It is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which the headquarters of the High Times Group are located, have regulations regarding the manner in which “wholesalers/retailers” may conduct business and the liability of “wholesalers/retailers” in conducting such business. There is a risk that governmental agencies will attempt to impose additional regulations impacting the High Times Group in the future, and such imposition could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. For example, several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Changes to existing laws or the passage of new laws intended to address these issues, as well as laws, rules and regulations related to cannabis, could create uncertainty in the marketplace that could reduce demand for the services of the High Times Group or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. In addition, because the services of the High Times Group are expected to be accessible worldwide, and the High Times Group expects to eventually facilitate sales of goods to users worldwide, other jurisdictions may claim that the High Times Group is required to qualify to do business as a foreign corporation in a particular state or foreign country. The failure of any of the companies within the High Times Group to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the High Times Group to taxes and penalties for the failure to qualify and could result in the inability of the High Times Group to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the business of the High Times Group, could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

The High Times Group may incur uninsured losses and insurance may be difficult to obtain or maintain.

Although the High Times Group maintains casualty, liability and property insurance coverage, along with workmen’s compensation and related insurance, the High Times Group cannot assure that it will not incur uninsured liabilities and losses as a result of the conduct of its current and future business operations. In particular, the High Times Group may incur liability involving the commercial sale of cannabis-related products or its live-events media business (including the Cannabis Cup) is deemed to have caused a personal injury. Uninsured losses in any significant amount could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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Moreover, because of its involvement in the cannabis industry, insurance policies that are otherwise readily available to business owners, such as workers’ compensation, general liability, and directors’ and officers’ insurance, may be more difficult for the High Times Group to find and more expensive for to obtain. There is a risk that the High Times Group may be unable to find and maintain such insurance policies, or that the cost of these policies will be unaffordable. If the High Times Group is unable to obtain or maintain such insurance policies on desirable terms, or at all, its ability to conduct business may be inhibited and it may be exposed to additional risks and financial liabilities.

The insurance coverage of the High Times Group may be inadequate to cover all significant risk exposures; because it is associated with the cannabis industry, it has a difficult time obtaining the various forms of insurance that are desired to operate its business, which may expose the High Times Group to additional risk and financial liabilities.

The High Times Group will be exposed to liabilities that are particular to the products and services we provide. While the High Times Group intends to maintain insurance for certain risks, the amount of its insurance coverage may not be adequate to cover all claims or liabilities, and it may be forced to bear substantial costs resulting from the risks and uncertainties of its business. It is also not possible to obtain insurance to protect against all operational risks and liabilities. The failure to obtain adequate insurance coverage on terms favorable to the High Times Group, or at all, could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. The High Times Group does not have any business interruption insurance. Any business disruption or natural disaster could result in substantial losses, costs and diversion of resources.

Currently, the High Times Group has very limited insurance coverage in place for its business, personal property or workers’ compensation insurance, directors’ and officers’ liability insurance, and general liability insurance.

Insurance that is otherwise readily available in other industries is more difficult for the High Times Group to obtain, and more expensive, because the High Times Group is involved in, and does business with, individuals or businesses engaged in, the cannabis industry. There are no guarantees that the High Times Group will be able to find such insurances in the future, or that the cost will be affordable to it. If the High Times Group is forced to go without such insurance, it may be unable to enter into certain business sectors, its growth may be inhibited and, as a result, it may be exposed to additional risks and financial liabilities.

If the High Times Group is unable to pay for material and services timely, the High Times Group could be subject to liens.

If the High Times Group fails to pay for materials and services for its business on a timely basis, its assets could be subject to material men’s and workmen’s liens. The High Times Group may also be subject to bank or secured liens in the event that it defaults on loans from banks or its secured lenders, if any.

The management of the High Times Group will be subject to conflicts of interest.

Certain members of the management of the High Times Group may in the future become associated with or employed by other companies, which are engaged, or may become engaged, in the cultivation or dispensing of cannabis and cannabis related products or services. Conflicts of interest between the affiliates and/or directors and the High Times Group may arise by reason of such relationships. In addition, upon the Closing, the Successor will enter into a consulting services agreement (the “Consulting Services Agreement”) with Oreva Capital Corp., a Delaware corporation (“Oreva”), pursuant to which Oreva is to perform certain services for the Successor. Adam E. Levin, the Chief Executive Officer and Chairman of the High Times Group, is the principal stockholder of Oreva.

The High Times Group may not achieve its goals and objectives.

While the management of the High Times Group believes that its experience and relationships will moderate this risk to some degree, no representation is made that any aspect of the High Times Group’s expansion projects will be successful.

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Targeted markets may not develop as expected.

If a market for the contemplated e-commerce store and contemplated licensing of the High Times brand does not develop, or if products associated with cannabis or other products and services that the High Times Group hopes to establish are not developed or commercialized as the High Times Group expects, or if the High Times Group fails to address the needs of this market, its business will be harmed. The High Times Group may not be able to successfully address these risks and difficulties or others, including those described elsewhere in these risk factors. Failure to adequately address these risks and difficulties could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

Security breaches and other disruptions could compromise the information maintained by the High Times Group and expose it to liability, which would cause its business and reputation to suffer.

In the ordinary course of business, the High Times Group may collect and store sensitive data, including intellectual property, its proprietary business information and that of its customers and business partners, and personally identifiable information of the High Times Group’s customers, in its data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to the business strategy of the High Times Group. Despite the High Times Group’s planned security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the High Times Group’s network, services and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, and disruption to the High Times Group’s operations and the services it provides to customers. This often times results in a loss of confidence in a company’s products and services, which could adversely affect its ability to earn revenues and competitive position and could have a material adverse effect on the High Times Group’s business, results of operations, and financial condition.

The products and services that High Times Group hopes to develop will likely result in increased costs.

The High Times Group expects its development costs to increase in future periods as it expands into new areas, and such increased costs could negatively affect its future operating results. The High Times Group expects to continue to expend substantial financial and other resources on its current business operations, including the publication of HIGH TIMES® magazine and related content, and the creation of organized live-event experiences and licensing and branding initiatives. Furthermore, the High Times Group intends to invest in marketing, licensing and product development programs, as well as associated sales and marketing programs, and general administration. These investments may not result in increased revenue or growth in the business. The failure of the High Times Group to materially increase its revenues could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

The inability of the High Times Group to effectively control costs and still maintain its business relationships, could have a material adverse effect on its business, results of operations, and financial condition.

It is critical that the High Times Group appropriately align its cost structure with prevailing market conditions to minimize the effect of economic downturns on its operations and, in particular, to build and maintain its user relationships. However, the High Times Group is limited in its ability to reduce expenses due to the ongoing need to continue to invest in research and development. In circumstances of reduced overall demand for the products and services of the High Times Group, its high cost structure could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. The inability of the High Times Group to align its cost structure in response to economic downturns on a timely basis could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. Conversely, adjusting the cost structure to fit economic downturn conditions may have a negative effect on the High Times Group during an economic upturn or periods of increasing demand for products. If the High Times Group too aggressively reduces its costs, it may not have sufficient resources to capture opportunities for expansion and growth and meet customer demand. The inability of High Times Group to effectively manage resources and capacity to capitalize on periods of economic upturn could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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If the High Times Group is unable to accurately predict and respond to market developments or demands, its business, results of operations and financial condition will be adversely affected.

The cannabis industry is characterized by rapidly evolving technology, government regulations and methodologies. This makes it difficult to predict demand and market acceptance for the products and services of the High Times Group. In order to succeed, the High Times Group need to adapt the products it offers in order to keep up with technological developments and changes in consumer needs. The High Times Group cannot guarantee that it will succeed in enhancing its products, services, developing and acquiring new products, or features that adequately address changing technologies, user requirements and market preferences. The High Times Group also cannot assure you that the products and services it offers will be accepted by end users. If the products and services offered by the High Times Group are not accepted by customers, such sources will no long purchase such products and services, which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render the existing products of the High Times Group obsolete and unmarketable, or require the High Times Group to enhance current products or develop new products. This may require it to expend significant amounts of money, time, and other resources to meet these demands. This could strain its personnel and financial resources. Furthermore, many modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer.

The High Times Group may be unable to identify, purchase or integrate desirable acquisition targets. Future acquisitions may not be successful and we may not realize the anticipated cost savings, revenue enhancements or other synergies from such acquisitions.

The High Times Group plans to investigate and acquire strategic businesses with the potential to be accretive to earnings, increase its market penetration, brand strength and its market position or enhancement its existing product offerings. There can be no assurance that the High Times Group will identify or successfully complete transactions with suitable acquisition candidates in the future.

Additionally, if the High Times Group were to undertake a substantial acquisition, the acquisition would likely need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or through other arrangements. There can be no assurance that the necessary acquisition financing would be available to the High Times Group on acceptable terms if and when required.

The current owners of the High Times Group acquired the business of the High Times Group in February 2017 and is in the process of completing the transition to the new ownership. There also can be no assurance that the completed acquisition of THC will be successful. The High Times Group could have difficulty integrating the operations, systems, management and other personnel, technology and internal controls of THC or future acquisitions. These difficulties could disrupt the ongoing business of the High Times Group, distract its management and employees, increase its expenses and could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. Matters related to integration may also delay and/or jeopardize strategic initiatives in place to enhance profitability. The High Times Group may also experience an adverse impact on its operations and revenues if acquisition or integration activities disrupt key customer and supplier relationships or if the High Times Group fails to retain, motivate and integrate key management and other employees of acquired businesses. Even if the High Times Group are able to integrate successfully, it may not be able to realize the potential cost savings, synergies and revenue enhancements that may be anticipated from any such acquisition, either in the amount or within the time frame that it expected, and the costs of achieving these benefits may be higher than, and the timing may differ from, what the High Times Group expected. Furthermore, the entities that the High Times Group or the Successor acquire in the future may not maintain effective systems of internal controls, or the High Times Group may encounter difficulties integrating its system of internal controls with those of acquired entities, which could prevent the High Times Group and the Successor from meeting their respective reporting obligations.

In connection with any acquisitions, the High Times Group may acquire liabilities that may not adequately be covered by insurance or an enforceable indemnity or similar agreement from a creditworthy counterparty. Additionally, fees and expenses incurred in connection with any acquisitions could be material. As a result, the High Times Group may be responsible for significant out-of-pocket expenditures and these fees and liabilities, if they materialize, could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if the High Times Group’s acquisitions do not yield expected returns, the High Times Group may be required to take charges to its operating results based on this impairment assessment process, which could adversely affect its results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect the High Times Group’s operating results. The High Times Group may also unknowingly inherit liabilities from acquired businesses or assets that arise after the acquisition and that are not adequately covered by indemnities. In addition, if an acquired business fails to meet the High Times Group’s expectations, its operating results, business and financial position may suffer.

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The High Times Group has not conducted an evaluation of the effectiveness of its internal control over financial reporting and will not be required to do so until 2018. If the High Times Group is unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of its financial reports and the market price of its common stock may be negatively affected.

As a public company, the High Times Group will be required to maintain internal control over financial reporting for the year ending December 31, 2018 and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that the High Times Group evaluate and determine the effectiveness of its internal control over financial reporting and, beginning with its annual report on for the fiscal year ending December 31, 2018, provide a management report on the internal control over financial reporting, which must be attested to by its independent registered public accounting firm to the extent we decide not to avail ourselves of the exemption provided to an emerging growth company, as defined by The Jumpstart Our Businesses Act of 2012 (the “JOBS Act”). Since the High Times Group has not conducted an evaluation of the effectiveness of its internal control over financial reporting, the High Times Group may have undiscovered material weaknesses. If the High Times Group has a material weakness in its internal control over financial reporting, it may not detect errors on a timely basis and our financial statements may be materially misstated. The High Times Group is in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process may be time consuming, costly, and complicated. If the High Times Group identifies material weaknesses in its internal control over financial reporting, if it is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if it is unable to assert that our internal control over financial reporting are effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting, if and when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of its common stock could be negatively affected, and the High Times Group could become subject to investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The High Times Group may not be able to effectively manage its growth or improve its operational, financial, and management information systems, which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

In the near term, the High Times Group intends to expand the scope of its operations activities significantly. If the High Times Group is successful in executing its business plan, it will experience growth in its business that could place a significant strain on its business operations, finances, management and other resources. The factors that may place strain on its resources include, but are not limited to, the following:

●	The need for continued development of financial and information management systems;

●	The need to manage strategic relationships and agreements with manufacturers, customers and partners; and

●	Difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage the business.

Additionally, the strategy of the High Times Group could produce a period of rapid growth that may impose a significant burden on its administrative and operational resources. Its ability to effectively manage growth will require the High Times Group to substantially expand the capabilities of its administrative and operational resources and to attract, train, manage, and retain qualified management and other personnel. There can be no assurance that the High Times Group will be successful in recruiting and retaining new employees or retaining existing employees.

The High Times Group cannot provide assurances that its management will be able to manage this growth effectively. Its failure to successfully manage growth could result in its sales not increasing commensurately with capital investments or could otherwise have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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We face significant competition across the media landscape, including from magazine publishers, digital publishers, social media platforms, search platforms, portals and digital marketing services, among others, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.

We compete with other magazine publishers for market share and for the time and attention of consumers of print magazine content. The proliferation of choices available to consumers for information and entertainment has resulted in audience fragmentation and has negatively affected overall consumer demand for print magazines and intensified competition with other magazine publishers for share of print magazine readership. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services. The competition we face has intensified as a result of the growing popularity of mobile devices, such as smartphones and social-media platforms, and the shift in consumer preference from print media to digital media for the delivery and consumption of content, including video content. Social media and other platforms such as Facebook, Twitter, Snapchat, Google and Yahoo! are successful in gathering national, local and entertainment news and information from multiple sources and attracting a broad readership base. News aggregation websites and customized news feeds (often free to users) may reduce our traffic levels by minimizing the need for the audience to visit our websites or use our digital applications directly. Given the ever-growing and rapidly changing number of digital media options available on the Internet, we may not be able to increase our online traffic sufficiently and retain or grow a base of frequent visitors to our websites and applications on mobile devices. In addition, the ever-growing and rapidly changing number of digital media options available on the Internet may lead to technologies and alternatives that we are not able to offer.

These new platforms have reduced the cost of producing and distributing content on a wide scale, allowing new free or low-priced digital content providers to compete with us and other magazine publishers. The ability of our paid print and digital content to compete successfully with free and low-priced digital content, including video content, depends on several factors, including our ability to differentiate and distinguish our content from free or low-priced digital content, as well as our ability to increase the value of paid subscriptions to our customers by offering a different, deeper and richer digital experience. If we are unable to distinguish our content from that of our competitors or adapt to new distribution methods, our business, financial condition and results of operations may be adversely affected. We derive approximately half of our Revenues from advertising. The continuing shift in consumer preference from print media to digital media, as well as growing consumer engagement with digital media and social platforms, has introduced significant new competition for advertising. The proliferation of new platforms available to advertisers, combined with continuing strong competition from print platforms, has affected both the amount of advertising we are able to sell as well as the rates advertisers are willing to pay. Our ability to compete successfully for advertising also depends on our ability to drive scale, engage digital audiences and prove the value of our advertising and the effectiveness of our print and digital platforms, including the value of advertising adjacent to high quality content, and on our ability to use our brands to continue to offer advertisers unique, multi-platform advertising programs and franchises. If we are unable to demonstrate to advertisers the continuing value of our print and digital platforms or offer advertisers unique advertising programs tied to our brands, our business, financial condition and results of operations may be adversely affected.

We are exposed to risks associated with the current challenging conditions in the magazine publishing industry.

High Times Group has experienced declines in its print and other advertising revenues and circulation revenues due to challenging conditions in the magazine publishing industry. For the years ended December 31, 2017, 2016, 2015 and 2014, its print and digital advertising revenues declined 28.8%, increased 1.7%, declined 24.7%and increased 101%, respectively, as compared to the preceding year despite it having maintained or gained market share in advertising revenues in each year, and its circulation revenues (subscription and newsstand) declined 17.9%, 23.8%, 34.4% and increased 5.9%, respectively, as compared to the preceding year. The challenging conditions and High Times Group’s declining revenues may limit its ability to invest in our brands and pursue new business strategies, including acquisitions, and make it more difficult to attract and retain talented employees and management. Moreover, while High Times Group has reduced its costs significantly in recent years to address these challenges, it will need to reduce costs further and such reductions are subject to risks.

See risk factor entitled, “We may experience financial and strategic difficulties and delays or unexpected costs in completing our various restructuring plans and cost-saving initiatives, including not achieving the anticipated savings and benefits of these plans and initiatives.”

Our profits may be affected by our ability to respond to recent and future changes in technology and consumer behavior.

Technology used in the publishing industry continues to evolve rapidly, and advances in that technology have Jed to alternative methods for the delivery and consumption of content, including via mobile devices such as smartphones. These technological developments have driven changes in consumer behavior, especially among younger demographics. Shifts to digital platforms present several challenges to our historical business model, which is based on the production and distribution of print magazines. In order to remain successful, we must continue to attract readers and advertisers to our print products while also continuing to adapt our business model to address changing consumer demand for digital content across a wide variety of devices and platforms.

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This adaptation poses certain risks. First, advertising models and pricing for digital platforms may not be as economically attractive to us as in print magazines, and our ability to continue to package print and digital audiences for advertisers could change in the future. Second, it is unclear whether it will be economically feasible for us to grow paid digital circulation to scale. Further, our practice of offering certain content on our websites for free may reduce demand for our paid content. In addition, the increasing adoption of ad-blocking tools could negatively impact the revenues that we generate on our digital platforms.

The transition from print to digital platforms may also reduce the benefit of important economies of scale we have established in our print production and distribution operations. The scale of our print operations has allowed us to support significant vertical integration in our production, consumer marketing and retail distribution operations, among others, as well as to secure attractive terms with our third-party suppliers, all of which have provided us with significant economic and competitive advantages. As the size of our print operations declines, the advantages of the economies of scale in our print operations may also decline.

Also, the shift to digital distribution platforms, many of which are controlled by third parties, may lead to pricing restrictions, the loss of distribution control, further loss of a direct relationship with advertisers and consumers and greater susceptibility to technological problems or failures in third-party systems as compared to our existing print distribution operations. Further, we may be required to incur significant costs as we continue to acquire new expertise and infrastructure to accommodate the shift to digital platforms, including additional consumer software and digital and mobile content development expertise, and we may not be able to economically adapt existing print production and distribution assets to support our digital operations. If we are unable to successfully manage the transition to a greater emphasis on digital platforms, continue to negotiate mutually agreeable arrangements with digital distributors or otherwise respond to changes in technology and consumer behavior, our business, financial condition and results of operations may be adversely affected.

In addition, the advertising industry continues to experience a shift toward digital advertising. Because rates for digital advertising are generally lower than for traditional print advertising, our digital advertising revenue may not fully replace print advertising revenue lost as a result of the shift. Growing consumer reliance on mobile devices adds additional pressure, as advertising rates are generally lower on mobile devices than on personal computers. If we are unable to effectively grow digital advertising revenues through the development of advertising products that are compelling to both marketers and consumers, our business, financial condition and results of operations may be adversely affected.

If we fail to develop or acquire technologies that adequately serve changing consumer behaviors and support our evolving business needs, our business, financial condition and prospects may be adversely affected.

In order to respond to changing consumer behaviors, we need to invest in new technologies and platforms to deliver content and provide products and services where consumers demand it. If we fail to develop or acquire the necessary consumer-facing technologies or if the technologies we develop or acquire are not received favorably by consumers, our business, financial condition and prospects may be adversely affected. In addition, as our business evolves and we develop new revenue streams, we must develop or invest in new technology and infrastructure that satisfy the needs of the changing business. If we fail to do so, our business, financial condition and prospects may suffer. Further, if we fail to update our current technology and infrastructure to minimize the potential for business disruption, our business, financial condition and prospects may be adversely affected.

Consolidation of the competitors of the High Times Group in the markets in which it operates could place the High Times Group at a competitive disadvantage and reduce its profitability.

The High Times Group operates in an industry which is highly fragmented due to the regulatory environment. However, there may be a trend or competitive advantage in consolidation to acquire value-added assets or scale our operations through its brand recognition. At the same time, such consolidation of its competitors may jeopardize the strength of the position of the High Times Group in one or more of the markets in which the High Times Group operates and any operational advantages or assets that it owns. Losing some of those advantages or assets could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

If the High Times Group is unable to continually innovate and increase efficiencies, its ability to attract new customers may be adversely affected.

In the area of innovation, the High Times Group must be able to develop new technologies, content and products that appeal to its customers. This depends, in part, on the technological and creative skills of its personnel and on its ability to protect its intellectual property rights. The High Times Group may not be successful in the development, introduction, marketing, and sourcing of new technologies, content or products, that satisfy customer needs, achieve market acceptance, or generate satisfactory financial returns.

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If the High Times Group is unable to adopt or incorporate technological advances into its content and products, its business could become less competitive, uncompetitive, or obsolete and it may not be able to compete effectively with competitors’ products.

The High Times Group expects that technological advances in the processes and procedures for Cannabis cultivation equipment will continue to occur. As a result, there are risks that products that compete with its products could be improved or developed. If the High Times Group is unable to adopt or incorporate technological advances, its products could be less efficient or cost-effective than methods developed and sold by its competitors, which could cause its products to become less competitive, uncompetitive or obsolete, which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group

Litigation may adversely affect the business, financial condition, and results of operations of the High Times Group.

From time to time in the normal course of its business operations, the High Times Group may become subject to litigation that may result in liability material to its financial statements as a whole or may negatively affect its operating results if changes to its business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of its business, regardless of whether the allegations are valid or whether the High Times Group is ultimately found liable. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage of the High Times Group for any claims could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

If the High Times Group fails to protect or develop its intellectual property, its business, operations and financial condition could be adversely affected.

Any infringement or misappropriation of intellectual property of the High Times Group could damage its value and limit its ability to compete. The High Times Group may have to engage in litigation to protect the rights to its intellectual property, which could result in significant litigation costs and require a significant amount of management time and attention. In addition, the ability of the High Times Group to enforce and protect its intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the High Times Group.

The High Times Group may also find it necessary to bring infringement or other actions against third parties to seek to protect its intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute and there can be no assurance that the High Times Group will have the financial or other resources to enforce its rights or prevent other parties from developing similar technology or designing around its intellectual property.

Although the High Times Group believes that its intellectual property does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or will occur in the future, which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

The High Times Group is not aware of any infringement by it of any person’s or entity’s intellectual property rights. In the event that products or services the High Times Group offers or sells are deemed to infringe upon the patents or proprietary rights of others, the High Times Group could be required to modify its products or services or to obtain a license for the manufacture and/or sale of such products or services or cease selling such products or services. In such event, there can be no assurance that the High Times Group would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

There can be no assurance that the High Times Group will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. If products or services, or proposed products or services, are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, the High Times Group could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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The trade secrets of the High Times Group may be difficult to protect.

The success of the High Times Group depends upon the skills, knowledge, and experience of its scientific and technical personnel, its consultants and advisors, as well as its licensors and contractors. Because the High Times Group operates in several highly competitive industries, it relies in part on trade secrets to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The High Times Group enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers, and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties’ confidential information developed by the receiving party or made known to the receiving party by the High Times Group during the course of the receiving party’s relationship with the High Times Group. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the High Times Group will be the exclusive property of the High Times Group, and the High Times Group enters into assignment agreements to perfect its rights.

These confidentiality, inventions and assignment agreements may be breached and may not effectively assign intellectual property rights to the High Times Group. Its trade secrets also could be independently discovered by competitors, in which case the High Times Group would not be able to prevent the use of such trade secrets by its competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

The High Times Group faces intense competition and many of its competitors have greater resources that may enable them to compete more effectively.

The cannabis information, cultivation and dispensary industry is intensely competitive and the High Times Group expect competition to intensify further in the future. The websites of the High Times Group will be subject to competition for advertisers. The High Times Group will be subject to competition from well-established commercial cannabis information providers, media companies, growers and suppliers that have all necessary government permits. Some of its competitors have greater capital resources, facilities and diversity of product lines, which may enable them to compete more effectively in this market. As a potential supplier of other Cannabis products, the High Times Group competes with several larger and better-known companies that specialize in supplying and distributing a vast array of commercial goods. These competitors may devote their resources to developing and marketing products that will directly compete with the product lines of the High Times Group. Due to this competition, there is no assurance that the High Times Group will not encounter difficulties in obtaining revenues and market share or in the positioning of its products. There are no assurances that competition in the respective industries in which the High Times Group operates will not lead to reduced prices for its products and services. The inability of the High Times Group to successfully compete with existing companies and new entrants to the market could have a material adverse effect on the business, operations and financial condition of the High Times Group.

Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. The High Times Group also expect that competition may increase as a result of eventual consolidation within the industry. As the High Times Group develops new products and services, it may begin to compete with companies with which it has not previously competed. The High Times Group may be unable to differentiate its products and services from those of its competitors, or successfully develop and introduce new products and services that are less costly than, or superior to, those of its competitors. This could have a material adverse effect on the business, results of operations and financial condition of the High Times Group.

The future success of the High Times Group will depend on its key executive officers and its ability to attract, retain, and motivate qualified personnel.

The future success of the High Times Group largely depends upon the continued services of its executive officers and management team. If one or more of its executive officers are unable or unwilling to continue in their present positions, the High Times Group may not be able to replace them readily, if at all. Additionally, the High Times Group may incur additional expenses to recruit and retain new executive officers. If any of its executive officers joins a competitor or forms a competing company, the High Times Group may lose some of its potential customers. Finally, the High Times Group does not maintain “key person” life insurance on any of its executive officers. Because of these factors, the loss of the services of any of these key persons could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group.

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The continuing ability of the High Times Group to attract and retain highly qualified personnel will also be critical to its success because it will need to hire and retain additional personnel as its business grows. There can be no assurance that the High Times Group will be able to attract or retain highly qualified personnel. The High Times Group faces significant competition for skilled personnel in its industry. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, the High Times Group may not be able to effectively manage or grow its business, which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. As a result, the value of your investment could be significantly reduced or completely lost.

The consideration being paid to the management or the High Times Group was not based on arms-length negotiation.

The compensation and other consideration paid or being paid by the High Times Group to its management has not been determined based on arm’s length negotiations. While management believes that the consideration is fair for the work being performed, the High Times Group cannot assure that the consideration to management reflects the true market value of its services.

The High Times Group depends on its management but has no key man insurance.

The High Times Group’s business, to date, and for the foreseeable future, will be significantly dependent on its management team, directors and key consultants.

The loss of any one of these individuals could have a material adverse effect on the High Times Group. If the High Times Group lost the services of any one or more of its executive officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, the High Times Group would be operating without the skills or leadership of such personnel, any of which could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. As previously discussed, the High Times Group currently does not carry “key-man” life insurance policies covering any of these individuals.

There are risks associated with the proposal expansion of the High Times business.

Any expansion plans undertaken by the High Times Group to increase or expand its operations entail risks, which may negatively impact the profitability of the High Times Group. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the High Times Group at that time, and (ii) management of such expanded operations may divert management’s attention and resources away from its existing operations, any of which factors could have a material adverse effect on the business, results of operations, and financial condition of the High Times Group. The High Times Group cannot assure investors that its products, procedures, or controls will be adequate to support the anticipated growth of its operations.

The High Times Group may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Since the use of marijuana is illegal under federal law, many banks will not accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. The inability to open or maintain bank accounts may make it difficult for the High Times Group to operate our marijuana-related businesses. If any of its bank accounts are closed, the High Times Group may have difficulty processing transactions in the ordinary course of business, including paying suppliers, employees and landlords, which could have a significant negative effect on its operations and results of operations.

The High Times Group could become subject to Section 280E of the Code

Section 280E of the Code prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing such businesses to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of nondeductible expenses is to its total revenues.  Although the Hightimes Holding Group does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, and therefore does not believe that it is subject to Section 280E of the Code, there is no assurance that the Internal Revenue Services (the “IRS”) may not take a different position, which, if sustained, could materially and adversely affect the future profitability of the High Times Group.

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We are an emerging growth company and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its Common Stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because it will rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for its Common Stock and its stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of its Common Stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which it has total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which it issues more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this proxy statement.

Data Privacy and Security

Our business activities are subject to laws and regulations governing the collection, use, sharing, protection and retention of personal data, which continue to evolve and have implications for how such data is managed. In addition, the Federal Trade Commission (the “FTC”) continues to expand its application of general consumer protection laws to commercial data practices, including to the use of personal and profiling data from online users to deliver targeted Internet advertisements. Most states have also enacted legislation regulating data privacy and security, including laws requiring businesses to provide notice to state agencies and to individuals whose personally identifiable information has been disclosed as a result of a data breach.

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Similar laws and regulations have been implemented in many of the other jurisdictions in which the Company operates, including the European Union. Recently, the European Union adopted the General Data Protection Regulation (“GDPR”), which is intended to provide a uniform set of rules for personal data processing throughout the European Union and to replace the existing Data Protection Directive (Directive 95/46/EC). Fully enforceable as of May 25, 2018, the GDPR expands the regulation of the collection, processing, use and security of personal data, contains stringent conditions for consent from data subjects, strengthens the rights of individuals, including the right to have personal data deleted upon request, continues to restrict the trans-border flow of such data, requires mandatory data breach reporting and notification, increases penalties for non-compliance and increases the enforcement powers of the data protection authorities. Also, in 2015, the European Court of Justice invalidated the U.S.-E.U. Safe Harbor framework, one of the legal mechanisms through which personal data could be transferred from the European Union to the United States, and the mechanism relied upon by the Company with respect to certain personal data transfers among the Company’s businesses, and between the Company and some of its third-party service providers. The Company has been putting into place, and working with its third-party service providers to implement, alternative legal mechanisms for cross-border personal data transfers.

In response to such developments, industry participants in the U.S., and Europe have taken steps to increase compliance with relevant industry-level standards and practices, including the implementation of self-regulatory regimes for online behavioral advertising that impose obligations on participating companies, such as the Company, to give consumers a better understanding of advertisements that are customized based on their online behavior. The Company continues to monitor pending legislation and regulatory initiatives to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments, including any changes required in the Company’s data privacy and security compliance programs.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because we will rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of June 30, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period or (iv) five years from the date of this Offering Circular.

ADDITIONAL RISKS RELATED TO THE CANNABIS INDUSTRY

Federal Law Prohibits the Use of Cannabis and our Business is Dependent on the Growth of the Cannabis Industry.

Under the federal Controlled Substances Act (“CSA”), Cannabis is deemed to be a Schedule 1 narcotic that has no medical benefit. Therefore, a range of activities including cultivation and the personal use of Cannabis (including Cannabis infused products) is prohibited and is a criminal offense. Unless and until Congress amends the CSA with respect to medical Cannabis, as to the timing or scope of any which amendments there can be no assurance, there is a risk that federal authorities may enforce current federal law. The risk of strict enforcement of the CSA in light of political philosophy, Congressional activity, judicial the Company, and stated federal policy remains uncertain. Although the Company does not cultivate, sell or distribute Cannabis or marijuana infused products, and has no present intention to do so, our business and business prospects depends, in large measure, on the anticipated growth of the Cannabis industry.

If the Trump administration and federal agencies adopt a policy of stricter enforcement of the CSA, it could likely have a material and adverse effect on our planned business growth and prospects.

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The Cannabis industry is extremely speculative and its legality is uncertain.

The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions that have not passed legislation to the contrary. A number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis. Six states, including Delaware, Oregon, Alaska, Washington, Nevada and Massachusetts, have legalized the recreational use of cannabis, and California will legalize the recreational use of cannabis in January 2018. Variations exist among states that have legalized, decriminalized, or created medical cannabis exemptions.

In most states, the cultivation of cannabis for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical cannabis needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis may indirectly and adversely affect our business and our revenue and profits.

While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the Company. Our business plan is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. Moreover, if cannabis legalization is scaled back or reversed at the state level, or if the federal government increases regulation and prosecution of cannabis-related activities, the ability of the High Times Group to generate revenue and profit could be materially and adversely impacted. In addition, with the rescission of the Ogden and Cole Memorandums (as defined below) by Attorney General Jeffrey Sessions on January 4, 2018, the risk of potential federal prosecution arising out of the states’ legalization of certain cannabis products has been made even more uncertain, which could also materially and adversely impact the Company’s revenue and profit.

Enforcement of federal law under the CSA by the Department of Justice and the Trump administration may negatively impact the ability of the High Times Group to pursue its prospective business operations and/or generate revenues.

Under the federal Controlled Substance Act (“CSA”), the policies and regulations of the federal government and its agencies are that cannabis (marijuana) is a Schedule 1 Controlled Substance that is addictive and has no medical benefit. Enforcement of the CSA, including as it relates to cannabis, is subject to prosecutorial discretion and available resources. In the case of cannabis, and particularly in light of the growing legalization of cannabis at the state level, enforcement of the CSA is uncertain and could change rapidly, leaving businesses such as the High Times Group hard pressed to react and operate their businesses.

In an effort to provide guidance to federal law enforcement, under the Obama Administration, the Department of Justice (“DOJ”) issued Guidance Regarding Cannabis Enforcement to all United States attorneys in a memorandum from Deputy Attorney General David Ogden on October 19, 2009 (the “Ogden Memorandum”), in a memorandum from Deputy Attorney General James Cole on June 29, 2011 and in a memorandum from Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). Each memorandum provided that the DOJ was, at the time, committed to the enforcement of the CSA, but the DOJ was also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

Under the Trump administration, however, there is a risk that the enforcement of Federal laws under CSA may be “stepped up”, and that the guidance in the Ogden Memorandum and the Cole Memorandum may be overruled, thereby reversing course on the former Obama administration policies towards the Federal regulation of cannabis. On January 4, 2018, Attorney General Jeffrey Sessions rescinded the Ogden Memorandum and the Cole Memorandum, with the result being that any previous DPJ guidance under such memoranda was withdrawn, thus creating an environment where increases in cannabis-related prosecutions could be subject to increase. In addition, pursuant to a Presidential Executive Order signed in February 2017, the Attorney General created a Task Force on Crime Reduction and Public Safety to review, and provide recommendations with respect to, strategies to reduce crime, including, in particular, illegal immigration, drug trafficking, and violent crime. According to the Attorney General, one of the mandates of the Task Force is to undertake a review of existing policies in the areas of charging, sentencing, and marijuana to ensure consistency with the Department’s overall strategy on reducing violent crime and with Administration goals and priorities. The Task Force was reviewing policies regarding the CSA and accepting recommendations regarding possible amendments through the end of July 2017. However, to date, the Task Force has yet to release those comments or make formal recommendations to change the laws. Should Congress enact legislation to enhance or expand the enforcement of the CSA provisions relating to marijuana, or if the Trump administration, or any future administration, seeks to enforce Federal laws regulating the production, possession, distribution, dispensation, administration, testing, or delivery of cannabis to the detriment of states that have enacted medical or recreational marijuana laws, the future and potential business prospects of the High Times Group would become more challenging, perhaps significantly so. Any such legislation or enforcement policies could adversely affect the business, results of operations, and financial condition of the High Times Group.

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Moreover, Congress enacted an omnibus spending bill for fiscal year 2017 including a provision prohibiting the U.S. Department of Justice (which includes the Drug Enforcement Administration) from using funds appropriated by that bill to prevent states from implementing their cannabis laws. This provision, however, is effective only until December 31, 2017 and must be renewed by Congress in subsequent years. In order to extend the prohibition, it must be specifically included in the fiscal year 2018 Commerce, Justice, and Science (CJS) Appropriations bill. Currently, only the Senate version of the fiscal 2017 CJS Appropriations bill includes the prohibition and the House version does not. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. As a result, if Congress fails to include the provision prohibiting the U.S. Department of Justice from using funds appropriated by that bill to prevent states from implementing their cannabis laws, and the federal government decides to strictly enforce federal law with respect to cannabis operations, the High Times Group may have difficulty or may be unable to operate all or aspects of its business.

We may become subject to adverse findings by federal or state agencies.

The High Times Group does not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, that have been used and sold at our Cannabis Cup Events since 2010. Notwithstanding our efforts to ensure compliance with all applicable laws, rules and regulations at these events, it is possible that we may be accused by federal or state agencies of violating certain laws or regulations that involve the use of cannabis. An adverse finding could have a material adverse impact on our business and future prospects.

Cannabis is not legal to produce or distribute in the U.S. under federal law and is subject to a “zero tolerance” policy as a controlled substance under the U.S. Controlled Substances Act.

In certain states, the growth and cultivation of cannabis is legal (California, Colorado, Hawaii, Maine, Maryland, Michigan, Montana, New Mexico, Oregon, Rhode Island, Vermont and Washington), although states are resistant to allow the cultivation of Cannabis due to resistance from the U.S. Department of Drug Enforcement Agency and prohibitions of federal law.

While the High Times Group does not engage in the production or distribution of Cannabis or any such other controlled substances governed under the U.S. Controlled Substances Act, the High Times Group has previously been and may continue to be the subject of a federal government investigation or department “matter” into the business and affairs of the High Times Group’s business segments.

For example, on February 16, 2017 the United States Attorney’s Office for the District of Nevada issued a letter to the Moapa Indian Reservation, a third-party venue operator for our March 2017 Las Vegas Cannabis Cup and owner of the land of the Moapa Band of Paiutes (the “2017 DA Letter”). The 2017 DA Letter issued, in part, a warning to the Moapa Indian Reservation that it’s leasing of the venue property for purposes of hosting the High Times Group’s March 2017 Cannabis Cup may be a violation of federal law under Controlled Substances Act. The U.S. Attorney’s office took the position that any reliance on the Cole Offering Circular or such factor test under the Cole Offering Circular does not preclude the U.S. Attorney’s office from conducting a federal investigation of a matter or further prosecution of such a matter pursuant to a violation of federal law. Following the issuance of the 2017 DA Letter, the High Times Group and the venue operator decided to proceed with the production and presentation of the Cannabis Cup event in Nevada on March 4-5. Further, the High Times Group issued an explicit instruction to all vendors, guests, performers and attendees of the March 2017 Las Vegas Cannabis Cup that the High Times Group does not condone the illegal sale of drugs covered under the Controlled Substance Act and that all parties are required to comply with applicable law concerning the distribution of cannabis in any amount at such an event. These explicit instructions continue to be a basis of our internal policies and rules and continues to be issued to all parties and participants of our Cannabis Cup Events.

We believe that regardless of our Company’s internal policies, rules and enforcement thereof to maintain compliance with federal laws, our Live Production and Events segment may be exposed, from time to time, to the illegal sale of narcotics (including Cannabis) covered under the Controlled Substance Act. We believe that there can be no guarantee that our customers will follow state and/or federal laws as well as the regulations or the internal policies of our business. As a result, violations of our internal policies or applicable laws and regulations of the state and federal governments may occur, from time to time, and may stem from violations committed by our trade vendors and/or audience members attending our Cannabis Cup Events.

Variations in state and local regulation and enforcement in states that have legalized medical Cannabis that may restrict Cannabis-related activities, including activities related to medical Cannabis may negatively impact our revenues and profits.

Individual state laws do not always conform to the federal standard or to other states laws. A number of states have decriminalized Cannabis to varying degrees, other states have created exemptions specifically for medical Cannabis, and several have both decriminalization and medical laws. Six states, Delaware, Oregon, Alaska, Washington, Nevada and Massachusetts have legalized the recreational use of Cannabis and California will permit the recreational use of Cannabis in January 2018. Variations exist among states that have legalized, decriminalized, or created medical Cannabis exemptions. For example, Delaware has limits on the number of Cannabis plants that can be homegrown. In most states, the cultivation of Cannabis for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical Cannabis needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of Cannabis may indirectly and adversely affect our business and our revenue and profits.

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RISKS RELATED TO THE OFFERING

The Determination of the Offering Price of the Class A Common Stock May Not Reflect the Value of the Company.

The $225,000,000 valuation of our currently outstanding shares of Class A Common Stock and the $11.00 per share Offering Price of the Class A Common Stock has been arbitrarily determined by the Company and is not based on book value, assets, earnings or any other recognizable standard of value. No assurance can be given that our Class A Common Stock, or any portion thereof, could be sold for the Offering Price or for any amount. If profitable results are not achieved from the Company’s operations, of which there can be no assurance, the value of the Class A Common Stock sold pursuant to this Offering could fall below the Offering Price and the Class A Common Stock could become worthless.

This Offering has not been reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our Offered Shares, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our Offered Shares.

There is no minimum capitalization required in this Offering in excess of $5,000,000.

We cannot assure that all or a significant number of shares of our Class A Common Stock will be sold in this Offering. Once we have realized gross proceeds of $5,000,000 from the sale of 454,545 shares of Class A Common Stock, Investors’ subscription funds will be used by us as soon as they are received, and no refunds will be given if an inadequate amount of money is raised from this Offering to enable us to conduct our business. Management has no obligation to purchase shares of our Class A Common Stock. If we raise less than the entire amount that we are seeking in this Offering, then we may not have sufficient capital to meet our operating requirements or to list our shares of Class A Common Stock on Nasdaq. We cannot assure that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors in our Class A Common Stock could lose their investment in our Company. Furthermore, investors who subscribe for shares in the earlier stages of this Offering will assume a greater risk than investors who subscribe for shares later in this Offering as subscriptions approach the $50,000,000 of Offered Shares.

We may not be able to satisfy listing requirements of a Qualified Stock Exchange to maintain a listing of our Common Stock.

If our Class A Common Stock is listed on Nasdaq, the OTC Market or the Canadian Securities Exchange, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our Class A Common Stock on such exchanges, our Class A Common Stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Class A Common Stock from Nasdaq, the OTC Market or the Canadian Securities Exchange may materially impair our stockholders’ ability to buy and sell our Class A Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Class A Common Stock. In addition, in order to list, we will be required to, among other things, file with the SEC a post-qualification amendment to the Offering Circular, and then file a Form 8-A in order to register our shares of Class A Common Stock under the Securities Exchange Act of 1934, as amended. This post-qualification amendment of the Offering Circular dated March 12, 2018 and any subsequent post-qualification amendment is subject to review by the SEC, and there is no guarantee that such amendment will be qualified promptly after filing. Any delay in the qualification of the post-qualification amendment may cause a delay in the initial trading of our Class A Common Stock on Nasdaq, the NYSE American, the OTC Market or the Canadian Securities Exchange. For all of the foregoing reasons, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of exchange trading of our Class A Common Stock. In addition, the delisting of our Class A Common Stock could significantly impair our ability to raise capital.

If we fail to meet the minimum requirements for listing on Nasdaq, we intend to seek to have our Class A Common Stock quoted on the OTC Market or the Canadian Securities Exchange. The OTC Market is not a stock exchange, and if our Class A Common Stock trades on the OTC Market there may be significantly less trading volume and analyst coverage of, and significantly less investor interest in, our Class A Common Stock, which may lead to lower trading prices for our Class A Common Stock. In addition, if our shares do not trade on either Nasdaq, the NYSE American, the OTC Market or the Canadian Securities Exchange (each of which is a Qualified Stock Exchange) our outstanding Purchase Notes and the ExWorks Warrants may not be converted or exercised.

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RISKS RELATED TO OUR CLASS A COMMON STOCK

No Assurance that dividends will be paid by the Company.

Payment of cash distributions on the Class A Common Stock is within the discretion of the Company’s Board of Directors and management and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors. At the present time, the Company’s management intends to reinvest earnings in the Company, the purpose of which is to increase the potential for long-term profitability and enterprise value of the Company and increase cash reserves where possible. The Company does not intend to declare any dividends unless funds are legally available and the Company’s management has determined, in its sole discretion, that dividends should be paid. There can be no guarantees that dividends will ever be paid by the Company.

Our principal shareholders own voting control of the Company and, indirectly, the THC Group.

After giving effect to our recent stock split, our current officers, directors, founders and principal shareholders currently own a total of 14,034,802 shares of our Class A Common Stock or approximately 67.74% of the total issued and outstanding capital stock of Hightimes Holders. Our principal shareholders will continue to own a majority (55.55%) of our outstanding voting shares even if a maximum of 4,545,455 shares of Class A Common Stock are issued pursuant to this Offering for a total of $50,000,000. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Common Stock. This concentration of ownership may not be in the best interests of all of our shareholders.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

Commencing with our annual report for the year ending December 31, 2018, we will be required to establish and maintain appropriate internal controls over financial reporting. Our failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Class A Common Stock.

Our Class A Common Stock could be subject to the “Penny Stock” rules of the Securities and Exchange Commission if it were publicly traded and may be difficult to sell.

Our shares of Class A Common Stock are considered to be “penny stocks” because they are not registered on a national securities exchange or listed on an automated quotation system sponsored by a registered national securities association, pursuant to Rule 3a51-1(a) under the Exchange Act. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks and that the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market, which sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

●	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

●	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

●	boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

●	excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and

●	the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

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Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our shares of common stock. The occurrence of these patterns or practices could increase the volatility of our share price.

External Economic Factors May have a Material Adverse Impact on the Company’s Business Prospects.

Success can also be affected significantly by changes in local, regional and national economic conditions. Factors such as inflation, labor, energy, real estate costs, the availability and cost of suitable employees, fluctuating interest rates, state and local laws and regulations and licensing requirements and increased competition can also adversely affect the Company.

The foregoing risk factors are not to be considered a definitive list of all the risks associated with an investment in our Offered Shares. This Offering Circular contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Offering Circular, the words “expects,” anticipates,” “estimates,” “intends,” “believes” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Offering Circular should be read as being applicable to all related forward-looking statements wherever they appear in this Offering Circular.

USE OF PROCEEDS

Assuming the sale by us of $50,000,000 and estimated selling agent’s fees and offering expenses, including selling agent fees of up to $1,400,000 and other expenses of up to $3,000,000, including marketing expenses (including without limitation, media expenses, and internal website posting costs we will incur) and professional fees, the total net proceeds to us would be approximately $45,600,000. We currently intend to use such net proceeds as set forth below. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Class A Common Stock. Accordingly, if we are able to sell more than $12,500,000 of our Class A Common Stock, we will retain broad discretion over the use of these proceeds, if any. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of our shares of Class A Common Stock in this Offering, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock shares offered for sale in this Offering.

Percentage of Offering Sold

	10%	25%	50%	75%	100%
Estimated Offering Expense (1)	$1,400,000	$3,000,000	$3,500,000	$4,000,000	$4,400,000
Payment of Purchase Notes (2)	3,600,000	8,192,000	8,192,000	8,192,000	8,192,000
Reduction of Debt (3)	0	0	1,500,000	3,000,000	6,000,000
Expanding our Cannabis Cup events	0	500,000	1,500,000	2,500,000	3,500,000
Marketing and licensing our brand	0	250,000	1,500,000	3,000,000	4,000,000
Potential acquisitions and joint ventures (4)	0	250,000	5,000,000	12,000,000	16,500,000
Working Capital (5)	0	308,000	3,808,000	4,808,000	7,408,000

Total Net Proceeds (1)	$5,000,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000

(1)	Assumes that all shares of Class A Common Stock are sold by management and that no commissions or other fees are payable to broker/dealers, other than the 3% Selling Agent’s fee. In the event that our estimated offering expenses are greater or less than the amounts indicated above, any such increased offering expenses will reduce our working capital and any excess funds we may retain shall be applied toward our working capital and other corporate purposes

(2)	Assumes a cash payment of $4,500,000 of principal and approximately $3,692,000 of interest at the rate of 12% per annum compounded monthly for the twelve-and-a-half-month period from August 29, 2017 to September 12, 2018 on the outstanding principal amount of Purchase Notes immediately prior to automatic conversion the discounted $18,000,000 of Purchase Notes into Class A Common Stock. The net proceeds of the minimum $5,000,000 offering will not be sufficient to retire the cash payment obligations to the holders of the Purchase Notes. In such event, we will pay the remaining portion of such cash obligations out of our working capital and cash resources, as and when their become available.

(3)	Represents net proceeds we intend to apply to prepay a portion of the outstanding principal amount due to ExWorks under its $9,953,902 convertible note, consisting of the current outstanding $13,000,000 principal amount of the ExWorks loan (as adjusted by the application of the anticipated weighted average exercise price of the ExWorks Warrants to reduce such note) due February 28, 2020. To the extent we are successful in refinancing the ExWorks debt on more favorable terms, we may utilize such finds to financing marketing our brand to in connection with potential acquisitions or joint ventures. At this time, we have no commitment from a third-party investor or lender to refinance such ExWorks loan. Accordingly, there can be no assurance that the High Times Group will be able to raise any meaningful net proceeds from the Offering or from other sources in amounts needed to significantly reduce or retire its indebtedness to ExWorks and provide necessary expansion and working capital. See “Risk Factors” on page 14 of this Offering Circular.

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(4)	Although we have held preliminary discussions with various media and publication companies, as of the date of this offering circular we have no definitive or binding agreements in place to consummate any additional acquisitions or joint ventures, or agreements as to the terms of any such transactions.

(5)

In the event we are unable to refinance the outstanding balance of the ExWorks loan and ExWorks elects not to convert any meaningful portion of the ExWorks loan, depending on the total amount of net proceeds we are able to receive from this Offering, we intend to utilize available working capital to retire the ExWorks loan.

Although we have held discussions with various media and publication companies, as of the date of this offering circular we have no definitive or binding agreements in place to consummate any additional acquisitions or joint ventures, or agreements as to the terms of any such transactions.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We may Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DILUTION

As of December 31, 2017, prior to giving effect to our 1.9308657-for-one forward stock split, there were an aggregate of 10,294,292 shares of our Class A Common Stock and no shares of our Class B Common Stock issued and outstanding. After giving effect to such stock split consummated as of January 15, 2018, and the additional 190,189 Class A Common Stock sold after the split, 577,651 shares issued to Green Rush Daily as part of an asset purchase there are an aggregate of 20,717,496 shares of Hightimes Holding Class a Common stock issued and outstanding.

If you purchase shares in this Offering, your ownership interest in our Class A Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock (including the Class B Common Stock) after this Offering of Class A Common Stock.

Our net pro-forma tangible book value as of March 31, 2018, was a negative ($53,674,231) or ($2.5908) on current outstanding share of our Class A Common Stock, based on 20,717,496 outstanding shares of Class A Common Stock, after giving effect to our 1.9308657-for-one forward stock split.

Assuming the sale of all 4,545,454 shares of Class A Common Stock in this Offering at the initial public offering price of $11.00 per share, after giving effect to the conversion of all Sellers Purchase Notes ($24,000,000 discounted by 25% at a conversion price of $11.00) into 1,636,364 shares of Class A Common Stock, the conversion of the Bio Cup Note into 35,211 shares of Class A Common Stock, and after deducting approximately $4,000,000 in maximum sales commissions and an additional $3,000,000 in estimated maximum marketing and other offering expenses payable by us, our pro forma as adjusted net tangible book value of our Common Stock would have been approximately $13,700,769 or $0.5087 per share as at March 31, 2018. This amount represents an immediate increase in pro forma net tangible book value of $3.0995 per share to our existing stockholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately ($7.9005) or (71.82%) per share to new investors purchasing shares of Class A Common Stock in this Offering at $11.00 per share.

The following tables illustrate the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after our estimated maximum offering expenses of up to $7,000,000):

Funding Level	$50,000,000	$37,500,000	$25,000,000	$12,500,000
Offering Price	$11.00	$11.00	$11.00	$11.00
Pro forma net tangle book value per Common Stock share before the Offering	$(2.5908)	$(2.5908)	$(2.5908)	$(2.5908)
Increase in per common share attributable to investors in this Offering	$3.0995	$2.9862	$2.5330	$2.0361
Pro forma net tangle book value per Common Stock share after the Offering	$0.5087	$0.3954	$(0.0578)	$(0.5547)
Dilution to investors	$(7.9005)	$(8.0138)	$(8.4670)	$(8.9639)
Dilution as a percent of Offering Price	71.82%	72.85%	76.97%	81.49%

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The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50%, 25% and 10% of the shares offered for sale in this Offering, the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the respective percentages applicable to such purchased shares and consideration paid, based on an average price of $0.56 per share paid by existing stockholders and $11.00 per share paid by investors in this Offering.

	Shares Purchased		Total Cash Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Shares Sold:
Existing stockholders (1)	20,717,496	82.01%	$11,598,948	18.83%
New Investors	4,545,454	17.99%	$50,000,000	81.17%
Total	25,262,950	100.00%	$61,598,948	100.00%

	Shares Purchased		Total Cash Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Shares Sold:
Existing Stockholders (1)	20,717,496	85.87%	$11,598,948	23.62%
New Investors	3,409,091	14.13%	$37,500,000	76.38%
Total	24,126,587	100.00%	$49,098,948	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Shares Sold:
Existing Stockholders (1)	20,717,496	90,11%	$11,598,948	31.69%
New Investors	2,272,727	9.89%	$25.000,000	68.31%
Total	22,990,223	100.00%	$36,598,948	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Shares Sold:
Existing Stockholders (1)	20,717,496	94,80%	$11,598,948	48.13%
New Investors	1,136,364	5.20%	$12,500,000	51.87%
Total	21,853,860	100.00%	$24,098,948	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 10% of Shares Sold:
Existing Stockholders (1)	20,717,496	97.85%	$11,598,948	69.88%
New Investors	454,545	2.15%	$5,000,000	30.12%
Total	21,172,041	100.00%	$16,598,948	100.00%

(1)	Does not include up to 1,234,738 shares issuable at an average price of approximately $2.467per share, to ExWorks Capital upon exercise of warrants, up to 1,005,839 shares issuable to ExWorks upon full conversion of a $13,000,000 convertible note ($9,953,902 net of the $3,046,098.10 application of the exercise price of the ExWorks Warrants to reduce the outstanding principal amount of the note), 35,211 shares issuable upon conversion of a $375,000 principal amount of Bio Cup Note, 1,636,364 shares issuable upon conversion of $24,000,000 principal amount (net of the $4,500,000 principal payment made of the proceeds from this Offering) of Purchase Notes, and up to 2,151,022 shares issuable upon exercise of outstanding stock options.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF HIGH TIMES GROUP

The following discussion of Hightimes Holding’s financial condition and results of operations should be read in conjunction with Hightimes Holding’s consolidated financial statements and notes to those statements included in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Please see the sections entitled, “Forward-Looking Statements” and “Risk Factors” in this Offering Circular. References in this section to the “Company,” “we,” “us” and “our” are to Hightimes Holding, and unless the context otherwise requires, together with its consolidated subsidiaries.

Unless otherwise expressly indicated otherwise, all numbers referenced in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are expressed in thousands (000’s).)

Overview

Hightimes Holding Corp. was formed as a Delaware corporation in December 2016. The Company was formed to acquire 100% of the common stock of Trans-High Corporation.

On March 1, 2017, the Company acquired 100% of the issued and outstanding common stock of Trans-High Corporation (“THC”) and its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively “High Times Group”).

THC was Originally founded in 1974 as a print magazine publication, Trans-High Corporation, a New York Corporation, doing business as “HIGH TIMES”® has evolved from a print magazine into a diversified media, information services and live entertainment company focused on creating and distributing authoritative and engaging content related to “all things Cannabis” to consumers and businesses throughout the world. Over its 43-year history, the HIGH TIMES® magazine has been providing consumers and businesses with information on cultivation, legal issues, entertainment, culture and hard-hitting news surrounding the Cannabis industry. Its core properties, including its High Times and Cannabis Cup brands, are delivered to an audience within markets of the Cannabis industry.

The High Times Group delivers its content to consumers across a variety of distribution platforms consisting not only of traditional print, but also through an array of digital platforms including websites, applications for mobile devices and tablets, social media and live entertainment events. The High Times Group is focused on pursuing integrated strategies across its business divisions to continue to capitalize on the growth in digital consumption and the development of continuing state legalization of both medical and recreational Cannabis consumption and production. The High Times Group believes that the increasing number of media choices and formats will allow us to continue to deliver its content in a more engaging, timely and personalized manner, provide opportunities to more effectively monetize its content via strong customer relationships and more compelling and engaging advertising solutions and reduce the production and distribution costs of print publication and continue to focus on digital platforms and live entertainment events.

The High Times Group’s operations are organized into four reporting segments: (i) festivals events and competitions, including live events and productions, including its Cannabis Cup®; (ii) publishing and print advertising, including the publication of our monthly High Times Magazine®; (iii) e-Commerce; and (iv) licensing and branding, including co-sponsorship and strategic partnership arrangements.

Financial Statement Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Pursuant to these rules and regulations, certain information and note disclosures, normally included in financial statements prepared in accordance with GAAP, have been condensed or omitted. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included. The balance sheet as of December 31, 2017 and 2016 have been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the High Times Group’s consolidated financial statements and notes thereto. The notes to the unaudited condensed consolidated financial statements are presented on a continuing basis unless otherwise noted.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively the “Company”). All the subsidiaries are inactive except for Trans-High Corporation and High Times Production, Inc. All intercompany transactions have been eliminated.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). Under the acquisition method the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the consolidated statement of income (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

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RESULTS OF OPERATIONS:

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Revenues:

(In thousands 000’s)	For The Three Months Ended March 31, 2018	For The Three Months Ended March 31, 2017	Net Change $	Net Change %

Revenue by Type

Festivals, events, competitions	$554	$3,212	$(2,658)	-82.8%
Publishing and advertising	$807	$964	$(157)	-16.3%
Merchandising and branding	$120	$43	$77	179.1%
Total Revenue	$1,481	$4,219	$(2,738)	-64.9%

Revenue by Geographical Location

US Domestic Revenue	$1,481	$4,219	$(2,738)	-64.9%
International Revenue	$0	$0	$0	100.0%
Total Revenue	$1,481	$4,219	$(2,738)	-64.9%

Total Revenue

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Total revenues decreased by $2,738, or 64.9%, to $1,481 for the three months ended March 31, 2018 from $4,219 for the three months ended March 31, 2017. U.S. and international revenues comprised 100% and 0% of total revenues for the three months ended March 31, 2018, respectively, compared to 100% and 0% for the three months ended March 31, 2017, respectively. Overall results for revenue being reported for the three months ended March 31, 2018 was affected from a timing of Cannabis Cups events. In the three months ended March 31, 2017 there were Cup Events (Los Angeles and Las Vegas) compared to none held in the three months ended March 31, 2018. For the full year there are more Cannabis Cups planned in 2018 compared to the number in 2017.

Total festival, events, and competition revenues decreased by $2,658, or 82.8%, to $554 for the three months ended March 31, 2018 from $3,212 for the three months ended March 31, 2017. Total festival revenue represented 37.4% and 76.1% of total revenues for the three months ended March 31, 2018 and 2017, respectively. Total festival revenues for the three months ended March 31, 2018 and 2017 were comprised of 100 % U.S. revenues as there were no international events staged during this period. The international cups that are planned for the current fiscal will be later in the year were the ones staged in the prior year. The decrease in festival revenues was from the timing of scheduled Cannabis Cups with none in the first three months of 2018 compared to two in the first three months in 2017. Offsetting the decrease from fewer Cannabis Cups was an increase in smaller sponsored events that were staged. In the 2018 there is planned an increase in both smaller sponsored events and Cannabis Cups when compared to the number of events staged in 2017.

Publishing and advertising revenues showed a decrease of $157, or 16.3% to $807 for the three months ended March 31, 2018, from $964 for the three months ended March 31, 2017 primarily as a result of lower newsstand revenue, lower print subscriptions, and lower print advertising revenue. Digital advertising revenue increased over the prior year to partially offset the decline in total print revenue. The acquisition of the Green Rush Daily website will increase the amount of ad inventory space that can be monetized by the sales staff and continue the growth in total digital advertising revenue as compared to the prior fiscal year.

Merchandising and branding revenue showed an increase of $77, or 177.4% to $120 for the three months ended March 31, 2018, from $43 for revenue recorded for the three months ended March 31, 2017 due to higher on-line store revenues. The increase in the on-line store is directly a result of moving the operations in-house in late 2017. The move has allowed the store to provide a better selection of products and more in-house promotion of the store on the website. There has also been an increase in branding revenue as deals that were signed late in 2017 are now coming on-line in the first three months of 2018.

Revenue by Geographical Location

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

U.S. revenues decreased by $2,738, or 64.9%, to $1,418 for the three months ended March 31, 2018 from $4,219 for the three months ended March 31, 2017 due to no Cannabis Cups held during the period and a decrease in publishing and advertising revenue, partially offset by an increase in merchandising sales.

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With no international events for the three months ended March 31, 2018 and 2017 there were no international revenue recorded. The international events for the current fiscal year being planned to be staged will take place in the second half of the year in Amsterdam, Vancouver, and Jamaica, which is approximately the same timing as the international events in Amsterdam and Vancouver were held in the prior fiscal year.

Cost of revenues:

Our costs of revenues were composed of the following amounts:

(in thousands 000’s)	For The Three Months Ended March 31, 2018	For The Three Months Ended March 31, 2017	Net Change $	Net Change %

Festivals, events, competitions	$216	$1,571	$1,355	86.3%
Publishing and advertising	$287	$272	$(15)	-5.5%
Total Cost of Revenue	$503	$1,843	$1,340	72.7%

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

The cost of revenues decreased by $1,340, or 72.7%, to $503 for the three months ended March 31, 2018 from $1,843 for the three months ended March 31, 2017. Expressed as a percent of revenues, cost of revenues was 34.0% and 43.7% for the three months ended March 31, 2018 and 2017, respectively. The total cost of revenues decreased (72.7% increase) as revenues decreased (64.9% decrease) for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017 which decreased the cost of revenue as a percent of revenue, and increased the gross profit margin for the period from 56.3% to 66.0%,

Festival, events, competitions costs as a percentage of related revenues were 42.9% and 85.2% for the three months ended March 31, 2018 and 2017, respectively. The decrease in actual festival costs were driven by the timing of events with smaller sponsored events and no Cannabis Cups held in the period compared to last year when revenue was mostly generated from two cups and one sponsored event. The smaller sponsored events are lower in cost to stage and have a higher gross profit percent then the cups and is the reason for three months ended March 31, 2018 having lower costs and a higher gross profit margin. The gross profit for the segment decreased 79.4% from $1,641 to $338 for the three months ended March 31 2018 and 2017, respectfully due to a reduction in Cup events staged during the period and reduced the revenue for the current period. The gross margin on events increased from 51.1% to 61.0% for the three months ended March 31 2018 and 2017, respectfully.

Publishing and advertising costs as a percentage of revenues were 17.4% and 6.5% for the three months ended March 31, 2018 and 2017, respectively. Overall the actual costs of publishing decreased from costs savings and lower print related costs by $14, or 5.2%. The gross profit for the segment decreased 20.7% from $692 to $549 for the three months ended March 31, 2018 and 2017, respectfully due to lower print revenues. The gross margin decreased from 71.8% to 68.0% for the three months ended March 31, 2018 and 2017, respectfully due to a lower decrease in cost as a percent compared to the decrease in revenue as a percent.

Operating expenses:

Our Operating expenses are composed of the following:

(in thousands 000’s)	For The Three Months Ended March 31, 2018	For The Three Months Ended March 31, 2017	Net Change $	Net Change %

Marketing and advertising	$64	$86	$22	25.6%
Professional fees	$520	$7,439	$6,919	93.0%
General and administrative	$1,807	$1,391	$(416)	-29.9%
Total Operating Costs	$2,391	$8,916	$6,525	73.2%

Totals include depreciation expense of $61, and $58 for the three months ended March 31, 2018, and 2017, respectively.

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Operating expense decreased by $6,515 or 73.2%, to $2,391 for the three months ended March 31, 2018 from $8,916 for the three months ended March 31, 2017. Expressed as a percent of revenues, Operating expenses decreased to 161% for the three months ended March 31, 2018 from 211% for the three months ended March 31, 2017. The decrease is due to cost cutting measures taken in 2017 after the merger transaction, and the results are being reflected in lower costs in the first three months of the current fiscal year. Partially distorting the cost cutting efforts is the non-cash equity compensation expense that was booked in each year. The equity compensation booked was $560 and $6,689 for the three months ended March 31, 2018 and 2017 respectfully. Adjusting for these non-cash equity compensation costs total operating costs would be $1,831 for the three months ended March 31, 2018, which would have been a $396, or 17.8% decrease from the $2,227 adjusted total for the three months ended March 31, 2017.

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Marketing and advertising expense decreased by $22, or 25.6% to $64 for the three months ended March 31, 2018 from $86 for the three months ended March 31, 2017. The Company has continued to better align marketing and advertising expenses with the level of revenues of each area and was able to lower actual costs due to lower revenues from fewer events held. There was an increase in the ratio advertising costs compared to revenues which is due to an increase in corporate promotional costs. Expressed as a percentage of revenues, marketing and advertising showed an increase to 4.3% for the three months ended March 31, 2018 compared to 2.3% for the three months ended March 31, 2017.

Professional fees decreased by $6,919, or 93%, to $520 for the three months ended March 31, 2018 from $7,439 for the three months ended March 31, 2017. The decrease in professional fees is due to a stock grant that created a $6,689 non-cash equity compensation charge to the books in the prior year and a reduction consulting costs in the current year after the merger transaction. Adjusting professional fees for the non-cash consulting equity compensation costs would show total costs to be $750 for the three months ended March 31, 2017. This would be a decrease of $230, or 30.7% when compared to the three months ended March 31, 2018 total costs of $520.

General and administrative expenses decreased by $416, or 30.0%, to $1,807 for the three months ended March 31, 2018 from $1,391 for the three months ended March 31, 2017. The increase in general and administrative expense was the result of the recording employee stock option compensation costs of $560 for the three months ended March 31, 2018. Adjusting for the non-cash equity compensation costs the total General and administrative expense for the three months ended March 31, 2018 would be $1,186. This adjusted total for the current fiscal year would be a reduction of costs of $147 or 11.0% decrease when compared to the three months ended March 31, 2017. The reduction in cost are from lower payroll costs and a general reduction in related costs due to fewer employers including benefit costs and travel and entertainment. The Company’s continued focus on cost-management efforts on controlling basic operating costs during the transition from merger to going public has resulted in a decrease in costs in most of the general and administrative accounts. Expressed as a percent of revenues, general and administrative expense increased to 117.9% (80.1% if adjusted for the stock option expense) for the three months ended March 31, 2018 from 31.6% for the three months ended March 31, 2017. The increase is due to the lower revenues for the period from fewer events held.

Depreciation expense

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Depreciation expense increased by $3, or 6.4% to $61 for the three months ended March 31, 2018 from $58 for the three months ended March 31, 2017. The increase was due to additional capital expenditures being placed into service late in the three months ended March 31, 2017 causing on going depreciation expense to increase in the current year as compared to the prior year. There was only $2 in capital expenditures placed into service in the three months ended March 31, 2018.

Operating loss from continuing operations

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Our net operating loss decreased $5,127, or 78.4%, to $1,413 for the three months ended March 31, 2018 as compared to a $6,540 loss for the three months ended March 31, 2017. Operating net loss margin decreased to 95.4% for the three months ended March 31, 2018, from 155.0% for the three months ended March 31, 2017. The decrease in the net operating loss as a percent of revenue on lower revenues was primarily due to the non-cash equity compensation charges of $560 and $6,689 for the three months ended march 31, 2018 and 2017 respectfully. Adjusting for the equity compensation charges the net operating loss would be $853 for the three months ending March 31, 2018, compared to net income reported for the three months ended March 31, 2017 of $147.

Interest expense, net

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Our net interest expense, increased $676 to $1,732 for the three months ended March 31, 2018 as compared to $1,055 for the three months ended March 31, 2017. There was an increase in total new interest-bearing loans as part of the period transaction in acquiring Trans-High Corporation, that was only partly offset in the retiring of prior year loans. The new major loans were for the purchase ($30,000 original principal and $28,500 after the first principal payment late in 2017) of prior THC shares, and for working capital ($13,000 principal balance of the senior note holder as of the month ended March 31, 2018).

Change in fair value in derivative investments

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

The Company issued a warrant in February 2017 to their senior loan holder for the line of credit that was used to finance the acquisition of Trans-High Corporation. In February 2018 the Company issued a second warrant to the senior loan holder to extend the maturity date and from an increase in funds. The warrants are deemed a derivative due to the terms that it exercises into 2.75% and 2.25% respectfully of Common A Shares based on the deemed number of issued shares as defined by the warrant at the time they are exercised. The fair value of the first warrant was $3,950 for the year ending December 31, 2017 and the combined fair value of the two warrants held by the senior note holder as of the month ending March 31, 2018 was $11,527. The change in the fair value of the warrant derivatives for the three months ended March 31, 2018 of $7,577 less an adjustment to the fair value of a junior loan of $20 netted an expense of $7,557 that was recorded under Other Expense.

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Change in fair value of investment securities

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

The Company received common shares from Cannabis Sativa Inc in lieu of cash payment for a lock-up event service agreement valued at $1,000 in September 2017. The investment was classified as a Level 1 financial instrument at March 31, 2018. The Company recorded a negative $821 change in fair value of investment securities for the three months ended March 31, 2018. There were no investment securities held by the Company for the three months ended March 31, 2017.

Change in fair value of convertible notes

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

The modified terms under the Second Amendment, executed in October 2017, for the Company’s senior secured note were considered a substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. Based on the modification the new note was recorded using the fair value method. The net change in the fair value of the note for the three months ended March 31, 2018 resulted in a gain of $445, which is included in other non-operating expense. There was no similar transaction or modification of debt for the three months ended March 31, 2017.

Finance charges

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Finance charges were $1,304 for the three months ended March 31, 2018 as compared to $300 recorded for the three months ended March 31, 2017. The increase of $1,004 is due to the Third Amendment for the Company’s senior secured note that had a $1,200 additional success fee for the additional funding received in February 2018 partially offset by a reduction in debt discount charges.

Other net Income and Expenses

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Other net income and expenses was a net income of $78 for the three months ended March 31, 2018, as compared to a net income of $8 for the three months ended March 31, 2017. The increase of $70 was due to rental income received from subleasing the New York office after the lease had been assumed by Trans-High Corporation from Planetout Inc. in November 2017.

Net loss

For the Three Months Ending March 31, 2018 Compared with the Three Months Ending March 31, 2017

Our net loss increased by $4,417 or 56.1% to a net loss of $12,304 for the three months ended March 31, 2018, as compared to a net loss of $7,887 for the three months ended March 31, 2017. The increase in net loss was primarily the result of the factors noted above with respect to our decrease in loss from continuing operations and an increase in non-operating expenses.

For the Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Revenues

(in thousands 000’s)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Revenue by Type

Festivals, events, competitions	$11,037	$9,938	$1,099	11.1%
Publishing and advertising	$3,192	$4,303	$(1,111)	-25.8%
Merchandising and branding	$252	$367	$(115)	-31.3%
Total Revenue	$14,481	$14,608	$(127)	-0.9%

Revenue by Geographical Location

US Domestic Revenue	$13,973	$14,604	$(631)	-4.3%
International Revenue	$508	$4	$504	12600.0%
Total Revenue	$14,481	$14,608	$(127)	-0.9%

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Total Revenue

2017 vs. 2016

Total revenues decreased by $127, or 0.9%, to $14,481 for the year ended December 31, 2017 from $14,608 for the year ended December 31, 2016. U.S. and international revenues comprised 96.5% and 3.5% of total revenues for the year ended December 31, 2017, respectively, compared to 100% and 0% for the year ended December 31, 2016, respectively. Overall results for revenue being reported for the year ended December 31, 2017 was affected from a decrease due to a write-down of approximately just over a $1,000 in aged accounts receivables that were deemed uncollectable. This was the last major review and adjustment of prior management activity to be cleaned-up.

Total festival, events, and competition revenues increased by $1,099, or 11.1%, to $11,037 for the year ended December 31, 2017 from $9,938 for the year ended December 31, 2016. Total festival revenue represented 76% and 68% of total revenues for the year ended December 31, 2017 and 2016, respectively. Total festival revenues for the year ended December 31, 2017 were comprised of U.S. revenues of $10,529 or 95% of total festival revenues, and international revenues of $508, or 5% of total festival. Total festival revenues for the year ended December 31, 2016 were comprised of U.S. revenues of $9,938, or 100% of total festival revenues, and $4k in international revenues or less than 1% of festivals revenue. The increase in festival revenues was from an increase in the number of events and an increase in the size (attendance and booth space) compared to the number and size of events held in the prior year.

Publishing and advertising revenues showed a decrease of $1,111, or 25.8% to $3,192 for the year ended December 31, 2017, from $4,303 for the year ended December 31, 2016 primarily as a result of lower newsstand revenue, lower print subscriptions, and lower print advertising revenue. Digital subscription revenue was the same in both years but was trending up at the end of the year and into the next fiscal year.

Merchandising and branding revenue showed a decrease of $115, or 31.3% to $252 for the year ended December 31, 2017, from $367 for revenue recorded for the year ended December 31, 2016 due to lower event merchandising sales that was partially offset by an increase the website store revenues as operations were moved from a 3rd party to in-house.

Revenue by Geographical Location

2017 vs. 2016

U.S. revenues decreased by $631, or 4.3%, to $13,973 for the year ended December 31, 2017 from $14,604 for the year ended December 31, 2016 due to a decrease in publishing and advertising revenue, and merchandising sales.

International revenues increased by $504, or 100%, to $508 for the year ended December 31, 2017 from $4 for the year ended December 31, 2016. There was one small spin-off international event in 2016. In 2017 there were a of total of two international events staged in the cities of Amsterdam and Vancouver.

Cost of revenues

Our costs of revenues were composed of the following amounts:

(in thousands 000’s)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Festivals, events, competitions	$10,360	$6,684	$(3,676)	-55.0%
Publishing and advertising	$950	$1,112	$162	14.6%
Total Cost of Revenue	$11,310	$7,796	$(3,514)	-45.1%

2017 vs. 2016

The cost of revenues increased by $3,514, or 45.1%, to $11,310 for the year ended December 31, 2017 from $7,796 for the year ended December 31, 2016. Expressed as a percent of revenues, cost of revenues was 78.1% and 53.4% for the year ended December 31, 2017 and 2016, respectively. The total cost of revenues increased (45.1% increase) as revenues decreased (0.9% decrease) for the year ended December 31, 2017 as compared to the year ended December 31, 2016 which increased the cost of revenue as a percent of revenue, and lowered the gross profit margin for the period from 46.6% to 21.9%,

Festival, events, competitions costs as a percentage of related revenues were 93.9% and 67.3% for the year ended December 31, 2017 and 2016, respectively. The increase in actual festival costs were driven by higher talent and venue production costs to make the events more competitive and attract larger and broader audiences. The smaller increase then projected for the number of events in revenues combined with an overall increase in costs caused the event costs as a percent of revenues to increase. The gross profit for the segment decreased 79.2% from $3,254 to $677 for the years ended September 30 2016 and 2017, respectfully due to higher growth in costs then the growth in revenues. The gross margin on events decreased from 32.7% to 6.1% for the years ended September 30 2016 and 2017, respectfully.

Publishing and advertising costs as a percentage of revenues were 29.8% and 25.8% for the year ended December 31, 2017 and 2016, respectively. Overall the actual costs of publishing decreased from costs savings and lower distribution fees by $162, or 14.6%. The gross profit for the segment decreased 29.7% from $3,191 to $2,242 for the years ended December 31, 2016 and 2017, respectfully due to lower revenues. The gross margin decreased from 74.2% to 70.2% for the years ended December 31, 2016 and 2017, respectfully due to a lower decrease in cost as a percent compared to the decrease in revenue as a percent.

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Operating expenses

Our Operating expenses are composed of the following:

(in thousands 000’s)	For The Year Ended December 31, 2017	For The Year Ended December 31, 2016	Net Change $	Net Change %

Marketing and advertising	$397	$365	$(32)	-8.8%
Professional fees	$8,933	$1,789	$(7,144)	-399.3%
General and administrative	$7,451	$7,464	$13	0.2%
Total Operating Costs	$16,781	$9,618	$(7,163)	-74.5%

Totals include depreciation expense of $232, and $79 for the year ended December 31, 2017, and 2016, respectively.

2017 vs. 2016

Operating expense increased by $7,163, or 74.5%, to $16,781 for the year ended December 31, 2017 from $9,618 for the year ended December 31, 2016. Expressed as a percent of revenues, Operating expenses increased to 116% for the year ended December 31, 2017 from 65.8% for the year ended December 31, 2016. The increase is due to a one-time equity compensation charge of $6,689 for stock grants and $1,741 for stock options granted. Adjusting for these one-time charge total operating costs would be $8,351 for the year ended December 31, 2017, which would have been a $1,267, or 13.2% decrease from the $9,618 recorded for the year ended December 31, 2016.

Marketing and advertising expense increased by $32, or 8.8% to $397 for the year ended December 31, 2017 from $365 for the year ended December 31, 2016. The Company has continued to better align marketing and advertising expenses with the level of revenues of each area and was able to keep costs with in the same ratio of revenues to support higher overall revenues. Expressed as a percentage of revenues, marketing and advertising showed a small increase at 2.7% for the year ended December 31, 2017 compared to 2.5% for the year ended December 31, 2016.

Professional fees increased by $7,144, or 399%, to $8,933 for the year ended December 31, 2017 from $1,789 for the year ended December 31, 2016. The increase in professional fees is due to a stock grant that created a $6,689 non-cash equity compensation charge to the books. Adjusting professional fees for this one time charge the costs would be $2,244 for the year ended December 31, 2017 an increase of $455, or 25.4% from the same period as last year due to the cost of corporate merger activity increasing legal, auditing fees, and other financials and investor services.

General and administrative expenses decreased by $13, or 0.2%, to $7,451 for the year ended December 31, 2017 from $7,464 for the year ended December 31, 2016. The decrease in general and administrative expense was the result of lower payroll costs and a general reduction in related costs due to fewer employers including benefit costs and travel and entertainment. The Company’s continued focus on cost-management efforts on controlling basic operating costs during the transition resulted in a decrease in costs in most of the general and administrative accounts. When excluding the stock option non-cash compensation expense of $1,741 total general and administrative costs were $5,710 for the year ended December 31, 2017, a decrease of $1,754 or 23.5% compared to the $7,464 recorded for the year ended December 31, 2016. Expressed as a percent of revenues, general and administrative expense increased to 51.5%) 39.4% if adjusted for the stock option expense) for the year ended December 31, 2017 from 51.1% for the year ended December 31, 2016.

Depreciation expense

2017 vs. 2016

Depreciation expense increased by $152, or 192% to $232 for the year ended December 31, 2017 from $79 for the year ended December 31, 2016. The increase was due to additional capital expenditures of $654 being placed into service late in the year ended December 31, 2016 causing on going depreciation expense to increase in the current year prior the prior year. There is only $17 in capital expenditures placed into service in the year ended December 31, 2017.

Operating loss from continuing operations

2017 vs. 2016

Our net operating loss increased $10,804, or 385%, to $13,610 for the year ended December 31, 2017 as compared to a $2,806 loss for the year ended December 31, 2016. Operating net loss margin increased to 94.0% for the year ended December 31, 2017, from 19.2% for the year ended December 31, 2016. The increase in the net operating loss as a percent of revenue on higher revenues was primarily due to the one-time stock grant equity compensation charge of $6,689 and $1,741 stock option equity compensation expense. Adjusting for these one-time charges the net operating loss would be $5,180 for the year ending December 31, 2017, an increase in the loss reported for the year ended December 31, 2016 of $2,374, or 84.6% increase.

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Interest expense, net

2017 vs. 2016

Our net interest expense, increased $4,432 to $4,558 for the year ended December 31, 2017 as compared to $126 for the year ended December 31, 2016. There was an increase in total new interest-bearing loans as part of the period transaction in acquiring Trans-High Corporation, that was only partly offset in the retiring of prior year loans. The new major loans were for the purchase ($30,000 original principal) of prior THC shares, and for working capital ($11,500 principal at year end).

Change in fair value in derivative

2017 vs. 2016

The Company issued a warrant to their senior loan holder for the line of credit that was used to finance the acquisition of Trans-High Corporation. The warrant is deemed a derivative due to the terms that it exercises into 2.75% of Common A Shares based on the number of issued shares at the time of it being exercised. The initial fair value of the warrant was $570. The fair value of the warrant was $3,950 for the year ending December 31, 2017. The change in the fair value of the derivative of $3,380 was recorded it as Other Expense.

Change in fair value of investment securities

2017 vs. 2016

The Company received common shares from Cannabis Sativa Inc in lieu of cash payment for a lock-up event service agreement valued at $1,000. The investment was classified as a Level 1 financial instrument at December 31, 2017. The Company recorded a $1,134 change in fair value of investment securities for the year ended December 31, 2017. There were no investment securities held by the Company for the year ended December 31, 2016.

Change in fair value of convertible notes

2017 vs. 2016

The modified terms under the Second Amendment for the Company’s senior secured note were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. Based on the modification the new note was recorded using the fair value method. The net change in the fair value of the note resulted in a loss of $1,117, which is included in other non-operating expense for the year ended December 31, 2017. There was no similar transaction or modification of debt for the year ended December 31, 2016.

Loss on debt extinguishment

2017 vs. 2016

The modified terms under the Second Amendment for the Company’s senior secured note were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. As such, the Second Amendment was accounted for as a debt extinguishment, resulting in a loss on debt extinguishment of $1,231, which is included in other non-operating expense for the year ended December 31, 2017. There was no similar transaction or modification of debt for the year ended December 31, 2016.

Finance charges

2017 vs. 2016

Finance charges were $1,919 for the year ended December 31, 2017 as compared to none recorded for the year ended December 31, 2016. These new charges were related to the cost of new debt that was taken out for the Trans-High Corporation acquisition, that also caused the increase in interest expense.

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Other net Income and Expenses

2017 vs. 2016

Other net income and expenses was a net expense of $13 for the year ended December 31, 2017, as compared to a net income of $6 for the year ended December 31, 2016. The decrease was due to adjustments of prior year uncleared deposit activity in recently closed bank accounts. This was part of the yearlong review and clean-up of prior management balance sheet activity.

Net loss

2017 vs. 2016

Our net loss increased by $21,768 to a net loss of $24,694 for the year ended December 31, 2017, as compared to a net loss of $2,926 for the year ended December 31, 2016. The increase in net loss was primarily the result of the factors noted above with respect to our loss from continuing operations and increase in non-operating expenses.

Liquidity, Capital Resources and Plan of Operations

Going Concern

The High Times Group financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During period from January 1, 2015 through March 31, 2018, the company has incurred net losses of $40,212,109.

High Times Group is currently generating operating losses and requires the continued infusion of new capital to continue and grow its business operations. Since February 2017, the High Times Group has obtained working capital primarily through short-term loans obtained from its executive officers and directors.  See “Related Party Transactions” on page 66 of this Offering Circular.

The net operating loss for the first three months of the current fiscal year is due to a number of non-cash expenses (equity compensation charges, unrealized loss on securities, and change in derivative liability) which, if eliminated, would result in High Times Group being closer to a net cash flow break-even.

For operations to grow it requires prepaying for Cannabis Cup event costs several months in advance. In order to pay approximately $4,500,000 million in principal and $3,692,000 in accrued interest to the former THC stockholder holding $28,500,000 of purchase notes and to increase 2018 revenues by increasing the number of Cannabis Cup events, High Times Group increased the amount of its senior credit facilities owed to ExWorks Capital Fund I, L.P. from $11,500,000 to $13,000,000, and is planning to use a portion of the Offering proceeds.

At March 31, 2018, our cash and cash equivalents was approximately $1,768 and our accounts payable and accrued liabilities, including accrued and unpaid executive compensation and professional fees was approximately $7,723.

Contractual Obligations

The following table summarizes our aggregate contractual obligations as of the date of the Offering, and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations	Total	2018	2019	2020	2021 & After
Long-Term Debt Obligations	$15,800,000	$0	$2,800,000	$13,000,000	$0
Estimated Interest Payments on debt	$10,375,393	$5,998,726	$3,820,833	$555,833	$0
Capital Lease Obligations	$18,661	$18,661	$0	$0	$0
Convertible Note Obligations	$28,875,000	$7,875,000	$6,000,000	$15,000,000	$0
Lease commitments	$1,229,372	$137,952	$188,526	$205,134	$697,760
Other commitments and Related Party	$926,590	$926,590	$0	$0	$0
Totals	$57,225,015	$14,956,929	$12,809,359	$28,760,967	$697,760

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of March 31, 2018 gives effect to a pro-forma estimated $42,979,000 increase in our consolidated stockholders’ equity, currently a negative ($53,674,000), resulting from (a) the anticipated conversion into Class A Common Stock of $24,000,000 in outstanding principal amount notes issued to the former stockholders of Trans-High, (b) a $4,000,000 increase in stockholders’ equity by reason of our recent purchase Culture Magazine through a purchase of stock, (c) the conversion a $375,000 note issued and $9,750 in accrued interest in the BioCup Music Festival transaction, (d) the termination of the Cannabis Sativa event lock-up agreement that requires the return of the stock originally paid as consideration that nets to a net loss of $542,000, (e ) ExWorks exercise of their two warrants resulting in the elimination of $11,527,000 of prior expenses derivative liability and a reduction of $3,046,000 to the senior note equal to the combined exercise price, and (f) additional 77,580 sales of the Class A Common stock sold for $533,175 prior to the offering,. The unaudited pro forma stockholders’ equity for the three months ended March 31, 2018 gives effect to such transactions as if they had occurred as of the end of the period.

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Hightimes Holding Corp.

Consolidated Pro-Forma Balance Sheet

at March 31, 2018 (in thousands, except shares)

	March 31, 2018	Pro Forma Adjustments		Pro-Forma assets, liabilities, and stockholder’s equity
	(unaudited)			(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,768	$533	(6)	$2,301
Accounts receivable, net	1,491	-		1,491
Income tax receivable	25	-		25
Investment securities at fair value	1,313	(1,313)	(4)	0
Employee advances	2	-		2
Deferred costs and prepaid expense	1,726	-		1,726
Total current assets	6,325	(780)		5,545

Fixed assets and technology, net	742	-		742
Intangible assets	7,125	4,000	(2)	11,125
Other assets	15	-		15
Total assets	$14,207	$3,220		$17,427

Liabilities and Stockholders’ Deficit/Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,987	$(10)	(3)	$8,977
Derivative liability	11,609	(82)	(3)	0
		(7,406)	(5)
		(4,121)	(5)
Deferred revenue	3,206	(771)	(4)	2,435
Capital lease obligation - short term	19	-		19
Notes payable - non-related party	146	-		146
Notes payable - related party	302	-		302
Convertible notes, fair value	14,686	(7)	(5)	11,640
		(3,039)	(5)
Convertible notes payable	323	(323)	(3)	0
Convertible share purchase note - related party, short-term	9,000	(4,500)	(1)	4,500
Total current liabilities	48,278	(20,259)		28,019
Notes payable – non-related party, short term	103	-		103
Convertible share purchase note - related party, long term	19,500	(19,500)	(1)	-
Total liabilities	67,881	(39,759)		28,122

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 20,639,916 issued and outstanding as of March 31, 2018 and 23,988,361 Pro-Forma shares issued and outstanding as of March 31, 2018, respectively (4)	2	-		2
Additional paid in capital	10,570	24,000	(1)	54,143
		467	(3)
		4,000	(2)
		7,413	(5)
		7,160	(5)
		533	(6)
Accumulated deficit	(64,246)	(52)	(3)	(64,840)
		(542)	(4)
Total stockholders’ deficit	(53,674)	42,979		(10,695)
Total liabilities and stockholders’ deficit/equity	$14,207	$3,220		$17,427

The accompanying notes are an integral part of these consolidated pro forma financial statements

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Footnotes to the March 31, 2018 Pro-Forma Balance Sheet:

(1) Gives pro-forma effect to the conversion upon consummation of the Regulation A+ Offering or Origo Merger of $18,000,000 discounted principal amount of convertible notes issued to the former Trans-High stockholders in February 2017.  Under agreements between the Company and the noteholders, $4,500,000 of the $28,500,000 principal amount of the purchase notes outstanding at March 31, 2018 are being paid out of Offering proceeds for working capital and the $24,000,000 principal amount of the notes that are not being paid out of Offering proceeds for working capital are being discounted by 25% to $18,000,000 and are subject to conversion at a price of $11.00 per share into 1,636,364 shares of Company Class A Common Stock or Origo Shares.

(2) Gives pro-forma effect to the proposed acquisition by Culture Pub, Inc., a newly formed subsidiary of Hightimes Holding, from Southland Publishing Incorporated of certain assets relating to Culture Magazine, in exchange for 370,370 shares of Class A Common Stock on completion of this Reg A+ Offering, or such other number of shares of Hightimes Holding Class A Common stock which at the close of the transaction will be valued at $4,000,000.

(3) Gives pro-forma effect to the automatic conversion into Class A Common Stock upon consummation of the Regulation A+ Offering of a $375,000 principal amount convertible note, plus accrued interest of $9,750, issued in August 2017 to Bio Cup Music Festival Ltd. in connection with the acquisition of the right to conduct Cannabis Cup Events at a designated venue in Vancouver, British Columbia.  Such note plus any accrued and unpaid interest will convert into 36,127 shares of Class A Common Stock at a price of $10.65 per share.

(4) On May 31, 2018, Cannabis Sativa and Hightimes Holding agreed to terminate the sponsorship agreement returned the 332,447 shares of CBDS Common Stock. This results in the net loss of the sale back of the shares being the difference between the $1,313,000 stock value and the balance of the deferred revenue on the books.

(5) Reflects a derivative liability of $7,406,000 resulting from the issuance of a February 2017 warrant to ExWorks Capital Fund I, L.P. to purchase 679,106 shares of Hightimes Holding Class A Common Stock at an exercise price of $0.01 per share, and a $4,121,000 derivative liability resulting from the issuance of a February 2018 warrant to ExWorks to purchase 555,632 shares of Hightimes Holding Class A Common Stock at an exercise price of $5.47 per share. The pro forma effect on the exercise by ExWorks Capital I, L.P. of warrants to purchase an aggregate of 1,234,738 shares of Hightimes Holding Class A Common Stock and the application of the weighted average exercise prices of $2.467 is a reduction of $3,046,098 to the outstanding principal amount of the senior secured convertible note issued to ExWorks.

(6) Gives pro-forma effect to the additional sale of 77,580 shares of Class A Common Stock for $533,175 after March 31, 2018 up to the date of the offering.

(7) Gives pro-forma effect to an increase in the 20,639,916 shares of Class A Common Stock outstanding as at March 31, 2018, by reason of the issuance of an additional 3,348,445 shares of Class A Common Stock in connection with (a) the automatic conversions of the notes referred to in footnotes (1) and (3) above into 1,672,139 additional shares of Class A Common Stock, (b) the issuance of 363,636 shares of Class A Common Stock to Southland Publishing Incorporated, (c) the issuance of 1,234,738_shares of Class A Common Stock to ExWorks upon exercise of two warrants, and (d) the issuance of 77,580 in additional sales of stock prior to the offering.

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Projections

The following section contains financial forecasts with respect to Hightimes Holding projected revenues, EBITDA, pre-tax profit and net income for the years 2018-2019. These projections are unaudited and should not be relied upon as being necessarily indicative of future results. Certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. In addition, even if our actual results of operations and financial condition, and developments in the industry in which we operate, are consistent with our projections, those results or developments may not be indicative of results or developments in subsequent periods. Accordingly, readers are cautioned that there is a risk that the forecasted results will not be indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Offering Circular should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The projections in this Offering Circular are only predictions. We have made these financial projections in good faith and based primarily on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Although we believe we have a reasonable basis in making these projects, because they are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and many of which are beyond our control, you should not rely on these projections as indicative of our future financial performance as our projections may never be achieved and actual results could differ materially from those presented below.

Readers are cautioned that a number of factors could cause actual results or outcomes to differ materially from those indicated by our projections. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Company’s public offering; (2) the inability to raise sufficient net proceeds from this Offering; (3) the risk that we may be unable to secure a U.S. national exchange listing for the Company; (4) the risk that the Company may be unable to recognize the anticipated benefits of its public offering, which may be affected by, among other things, competition, the ability of the Company operate as a public company and to grow and manage growth profitably, maintain relationships with customers and retain its key employees; (5) changes in applicable laws or regulations or their interpretation or application (including, notably, federal and state laws related to the use, cultivation and distribution of cannabis-based products and cannabis-related products; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (7) future exchange and interest rates; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals; and (9) other risks and uncertainties, including those disclosed under “Risk Factors” herein, and other filings with the SEC by the Company. These factors are not intended to be an all-encompassing list of risks and uncertainties.

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These projections include financial measures of the Company, including projected EBITDA that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In these projections, “EBITDA” means net income (loss) before interest expense, income taxes and depreciation and amortization. The Company has presented these financial measures in these projections because they are considered as key measures used by management to understand and evaluate our operating performance and trends, and we believe that those measures are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate these financial measures differently than the Company, and these measures have limitations as analytical tools. Therefore, you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The Company is including below its internally prepared projections for each of the years in the two-year period ending 2019. The projections were not prepared under GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared for internal use and capital budgeting and other management purposes, are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The projections may be materially different than actual results.

Based on current actual results, projected trends, potential opportunities, and strategic plans revenue is projected to grow from $14.48 million in 2017, the last completed fiscal year, to $23.01 million in 2018, and $53.69 million on 2019. This represents a growth factor of 59% in 2018, and 133% in 2019. The 2017 fiscal year is a base year with new management having taken over during the quarter period ended June 30, 2017 making only limited changes in the business operations to grow revenues. Fiscal year 2018 will be the first full year during which our new management will implement all of the planned changes to grow the business, which is the reason for the sharper growth in the following two years compared to the slight decline in revenue in 2017.

Gross profit is projected to improve from the actual results of 2017 at 22% to approximately 33% in 2018, in part from standardizing event costs, and then with continue improvement in costs control on higher revenue will improve 2019 margin to 46%. With the increase in projected revenue and an improving gross profit margin, actual gross profit is projected to increase from $3.17 million in 2017 to $7.70 million in 2018, and to $24.87 million in 2019.

Operating expenses were $16.78 million in 2017 (included $8.4 million in non-cash equity compensation expense) and are projected to be $9.88 million in 2018, and $16.42 million in 2019. Operating expenses are projected to be approximatley 43% of revenue in 2018 and 31% in 2019. Adjusted EBITDA is projected grow from a negative ($3.38) million to $1.77 million in 2018, and $9.37 million in 2019.

After other income and expense, including interest, finance charges, net change in fair value (non-cash), and taxes, projected effective net income was ($24.69) million in 2017, and is projected to be ($17.04) million loss in 2018, and net income of $6.86 million in 2019.

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The key budgeted projections are:

In millions of US$	2017 Actual	2018E	2019E
Net Revenues	$14.48	$23.01	$53.67
% Growth	(0.9)%	58.9%	133.4%
Adjusted EBITDA	$(3.38)	$1.77	$9.37
% Margin	(23.3)%	7.7%	17.5%
Net Income after Taxes	$(24.69)	$(17.04)	$6.86
% Margin	(170.5)%	(74.1)%	12.8%

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company believes that EBITDA is customarily used by investors and analysts to evaluate the financial performance of companies in our industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to operating income or net income as an indicator of HTH’s operating performance. Because EBITDA is not calculated identically by all companies, the figures in this presentation may not be comparable to those disclosed by other companies.

Below is a table that reconciles EBITDA to net income:

In millions of US$	2017 Actual	2018E	2019E
Adjusted EBITDA	$(3.38)	$1.77	$9.37
Depreciation and amortization	0.23	0.24	0.26
Non-Operating Adjustments	10.00	3.72	0.65
Interest and Other Expense	11.08	14.85	1.60
Income Tax	-	-	-
Net Income	$(24.69)	$(17.04)	$6.86

The projections were prepared by, and are the responsibility of, Hightimes Holding’s management. RBSM, LLP, Highitmes Holding’s auditor, has not examined, compiled or performed any other procedures with respect to the projections. Accordingly, RBSM, LLP does not express an opinion or any other form of assurance with respect thereto. The audit report furnished by RBSM, LLP included in this Offering Circular relate to historical financial information of the Hightimes Group. They do not extend to the projections and should not be read as doing so

The financial projections are based upon general assumptions regarding the future outlook and prospects for our operations for the fiscal years 2018 to 2019, including, without limitation, the following major assumptions and factors:

●	The projections are based on the operating units and does not include various non-cash accounting entries and corporate adjustments. This was done to provide a clearer picture in the potential growth in operations.

●	The number of Cannabis Cup and other festivals and events will increase from four in 2016 and 9 in 2017, to 13 in 2018 and 21 in 2019;

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●	Event costs will be standardized and be more in portion for each event size to project to an event gross profit margin in in the 27%-30% range;

●	New Media/e-commerce which had been undersold and underserved in prior years will now have dedicated staff to manage and grow revenues;

●	Licensing and Merchandise revenue is expected to grow with added staff focus and additional deals being made to cover more distribution streams; and

●	New Opportunities will add revenue streams that will expand the Company. Growth is being assessed conversatively to allow a solid foundation and build up in new markets.

While all projections are necessarily speculative, we acknowledge that the prospective financial information covering periods beyond twelve months from its date of preparation carries increasingly higher levels of uncertainty. Our projections should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections should not be regarded as an indication that the Company or its representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.

The Company has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including any prospective investor. Neither our management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of the Hightimes Group compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. The Company will not refer back to these forecasts in its future periodic reports filed under the Securities Exchange Act of 1934, as amended.

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OUR BUSINESS

Overview

Hightimes Holding Corp. was established in December 2016 for purposes of acquiring 100% of the capital stock of the THC Group. Founded in 1974, the THC Group has historically engaged in the publication of a monthly print and on-line magazine and the production and sponsorship of trade shows and events. Our strategic goal is to monetize the intellectual property and “High Times®” brand. We also contemplate various other e-commerce initiatives and licensing of the “High Times®” brand, including the development of an e-commerce store offering clothing and other products associated with cannabis.

We do not cultivate, dispense or sell cannabis or any derivatives of the cannabis plant, such as oils or edible products, although cannabis and products utilizing or relating to cannabis have been used and sold at the trade shows and festival events operated by the THC Group since 2010 in states that permit the medical and recreational use of cannabis.

The High Times Group comprises businesses across a range of media, including:

●	High Times Magazine: High Times Magazine©, is the High Times Group’s inaugural print publication that began in 1974 doing business as “HIGH TIMES®”, has published more than 500 issues; online publication of the High Times Magazine© began in 2010

●	The Cannabis Cup: The High Times Group believes The High Times Cannabis Cup™ is the world’s leading marijuana trade show; celebrating the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases; and

●	Digital Publishing: HighTimes.com, CannabisCup.com and 420.com are High Times Group’s domain names. HighTimes.com has more than 4.0 million monthly unique users. CannabisCup.com is the hub of the live events hosted by High Times Group and 420.com is a new entity which will sell related products that are used in connection with cannabis.

●

Green Rush Daily: As of August 31, 2017, Trans-High, entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news. Under the terms of the agreement, Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, Trans-High entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the Trans-High Group. As partial consideration for obtaining the online sales representative agreement, in August 2017 the Company issued Scott McGovern an aggregate of 577,651 shares of Class A Common Stock.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement, dated March 28, 2017, Trans-High acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by Trans-High. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Holding Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Securities Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties rescinded the prior employment agreement and the 577,651 share issuance to Scott McGovern in August 2017 and on March 28, 2018 amended and restated the employment agreement with Mr. McGovern. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by the Green Rush Daily division of Trans-High. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by Trans-High “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern was also granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54, as per the Company valuation policy following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

●	Culture Magazine: On June 9, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of Hightimes Holding entered into an agreement to purchase from Southland Publishing, Inc. certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 with that provides information and entertainment to medical-cannabis patients in California, Colorado, the Northwest, and Michigan (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub agreed to acquire only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets will be acquired from Southland and no liabilities will be assumed by Culture Pub, other than leasehold obligation of Southland related to the Publication and obligations following the closing, including obligations to employees of and independent contractors to the Publication that Culture Pub elects to hire or engage.

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In consideration for the acquired assets, at closing Southland will receive consideration valued at $4,000,000 through the issuance of 370,370 shares of Hightimes Holding Class A Common Stock, or such other number of shares of Class A Common Stock which, when multiplied by the lower of the $11.00 initial per share offering price of Our Class A Common Stock in this Offering or the per share value of the shares of the Successor corporation issued to Hightimes stockholders in the Origo Merger, shall equal $4,000,000. Consummation of the sale is subject to recent of the consent of ExWorks Capital Fund I, L.P., our senior secured lender, and to consummation of a “Hightimes Liquidity Event”; defined as the listing of either our Class A Common Stock or the common stock of the Successor corporation in the Origo Merger on any one of the New York Stock Exchange, the NYSE: American, Nasdaq, the OTC Market, or the Canadian Securities Exchange.

On September 29, 2017, Trans-High entered into an advertising and sponsorship agreement with Cannabis Sativa, Inc., a publicly traded company (“CBDS”) and its subsidiary PrestoCorp, (dba “PrestoDoctor”) under which PrestoDoctor was to become the official medical cannabis card provider for High Times Cannabis Cup events through October 15, 2019. In consideration for the agreement, CBDS issued to Trans-High an aggregate of 332,447 shares of CBDS Common Stock, valued at $1,000,000 at the time of issuance. As of May 1, 2018, CBDS and Trans-High rescinded a November 2017 amendment to the Sponsorship Agreement, and on May 31, 2018, the parties agreed to terminate the sponsorship agreement and Hightimes Holding returned the 332,447 shares of CBDS Common Stock.

We believe that we have become the highest regarded news source for the cannabis industry. Due to its unique positioning in the cannabis space, we believe that considerable monetization opportunities present themselves in brand licensing and ecommerce. We intend to leverage its brand and platform to showcase promotions of quality products associated with cannabis to the over 30 million Americans who are enthusiasts for medical and recreational cannabis, as well as to companies who wish to grow and sell cannabis in states where the growing and dispensing of medical and/or recreational cannabis is permitted. We have expanded our Cannabis Cup™ events into Canada where the use of cannabis for both medical and recreational purposes is expressly permitted.

Our revenue base consists of the sale of tickets for admittance to the Cannabis Cup events, entrance fees to the Cannabis Cup competitive events, recurring print and on-line subscriptions to, and advertising sales in, the High Times Magazine®, and direct merchandising sales, sponsorship sales and licensing fees. We manage our licensing businesses through co-sponsorship and strategic partnership arrangements.

The Cannabis Industry and Market Opportunity

We believe that we have strong economic prospects by virtue of the following dynamics of the industry and our competitive advantages:

●	Expanding Legalization of Cannabis: The growing and dispensing of cannabis for medical use is now legal in 29 states and the District of Columbia and seven states either legalized or decriminalized cannabis for recreational use. In addition, California, the world’s sixth largest economy, will begin allowing recreational use of cannabis in early 2018. Despite a conservative political environment in Washington D.C., support for marijuana legalization appears to be rapidly outpacing opposition. According to 2016 Gallup Poll, public support for the legalization of marijuana in the United States has soared from approximately 16% in 1974 to approximately 60% in 2016.

●	Market Size: According to the Substance Abuse and Mental Health Services Administration, approximately 21 million Americans use marijuana monthly or more frequently. Another 10 million use marijuana on a less frequent basis. This equated to a $3.4 billion industry in 2015. The industry in California alone is projected to grow to $6.6 billion by 2020, and over $23 billion nationally.

●	Market Leader: Despite a number of competitors that have entered the cannabis market space such as Cloud Magazine, Skunk Magazine, Kush Magazine and 420 Magazine, the High Times Group believes that High Times Magazine® still maintains its position as the premier publication and media creator for cannabis related information.

High Times Group Growth Strategy

Increased Number of Festivals, Events and Competitions: High-Time’s vision is to aggressively expand the number of events, including our Cannabis Cup events. The High Times Productions Group hosted four events in 2016 and hosted a total of 22 events in 2017, including nine Cannabis Cup events. In 2018 the original projections calls for at least 11 Cannabis Cup’s and more non-cup events then in the 2017. On May 2, 2018, the Bureau of Cannabis Control granted to the Hightimes Production Group a license to conduct a recreational Cannabis Cup event in the City of Sacramento on the Cal Expo site in California, which was held on May 4th and 5th 2018.

Expanding our Digital Publishing Footprint: HighTimes.com has more than 4.0 million monthly unique users, of which 74% are male and 60% are millennials (aged 18-34). 420.com is a new domain name and Internet website with the vision of becoming a leading seller of cannabis-related products.

New Opportunities: Hightimes Holding has engaged Creative Artists Agency (“CAA”) a premier, global agency that represents many of the most acclaimed names in entertainment, media, film, and music. Some of these categories include clothing, merchandise, movies, television, video, music, and comedy.

In addition, on October 6, 2016, Trans-High entered into an agreement with Global Merchandising Services, Inc. under which Global received the exclusive right to develop, manufacture and sell merchandise at the Cannabis Cup events. Under the term of the agreement, we are to receive total advanced payments of up to $420,000 against a royalty of 15% on all T-shirts and 12% on other specialty items sold, and a 70% share of net revenue at live events.

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High Times® Magazine

Since its founding in 1974 as a print publication, High Times Magazine©, has written about topics ranging from cultivation and legalization, to entertainment and culture, to hard-hitting new exposes on the War on Drugs. High Times Magazine® is a monthly print and digital publication that has been dedicated to furthering the cannabis industry, including educating the public as to the medicinal benefits of cannabidiol (“CBD”) and cannabinoids as well as the recreational uses of marijuana. Hightimes Holding believes that High Times Magazine© is, and has been for a number of years, the preeminent publication source for cannabis information. The High Times Magazine© has featured original works from some of the leading names in counterculture and literature including Truman Capote, Hunter S. Thompson, Charles Bukowski, Andy Warhol, and William Burroughs.

As of March 31, 2018, the High Times Group has approximately 154,489 monthly subscribers to our print and online High Times Magazine® publications and approximately 6,872,887 monthly unique views to our websites. An additional 66,500 readers receive our monthly newsletter.

The publication is approximately 152 pages per issue, of which approximately 50% is advertising. For the 12-month period from January 1, 2016 to December 31, 2016, High Times Magazine® had advertising revenues of $3,385,107, revenues of $431,412 from newsstand sales, revenues of $494,520 from subscriptions, and revenues of $359,448 from product, licensing, royalties and miscellaneous services. For the 12-month period from January 1, 2017 to December 31, 2017, High Times Magazine® had advertising revenues of $2,411,430, revenues of $339,934 from newsstand sales, revenues of $420,428 from subscriptions, and revenues of $275,021 from product, licensing, royalties and miscellaneous services.

Our print and on-line publications generate revenue primarily through print and digital advertising sales and through circulation and subscriptions fees generated from the sale of subscriptions to its print and digital products. Advertising revenues are subject to seasonality, with revenues typically being highest in our second fiscal quarter due to the end-of-year holiday season in its main operating geographies.

Cannabis Cup Events

The Cannabis Cup® has been a leading cannabis trade show, music festival and experiential marketing event, in which people gather at a venue, featuring live musical performances. Participants at these events can participate in the world of cannabis through competitions, instructional seminars, expositions, celebrity appearances, concerts and product showcases. We seek to present our fan base and festival attendees with a unique festival experience that combines live musical performances and cannabis industry trade show presentations, corporate sponsors and vendors.

The High Times Group does not dispense or sell cannabis or any derivatives of the cannabis plant that are sold by others at the Cannabis Cup Events. Rather, we seek to highlight the promotion of the High Times Group and Cannabis Cup brands through its merchandising efforts and through licensing arrangements. Since 2010, THC Group’s U.S. Cannabis Cup® has been produced and presented at various locations in states that permit the medical and recreational use of cannabis and continues to be hosted at rented third-party venues.

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During 2016, the Cannabis Cup Events generated approximately 68%, of the total consolidated revenues of THC and subsidiaries. Prior to Hightimes Holding’s acquisition of the THC Group in February, 2017, the THC Group increased the frequency of the Cannabis Cup Events in only four venues. Hightimes Holding believes that this harmed THC Group’s financial performance for the fiscal year ended December 31, 2016 due to over saturation of limited marketplaces. As a result, THC Group experienced a dip in revenues from the Cannabis Cup Events, which directly impacted its bottom line and decreased both profit and gross margins.

Following HTH’s acquisition of the THC Group in February 2017, HTH has undertaken measures to further develop the Cannabis Cup Events and festivals. These efforts include a change in the strategy roll-out of the Cannabis Cup Events and festivals along with a reorganization of the upcoming scheduling for the 2017 and 2018 seasons. For the year ended December 31, 2017, the High Times Group conducted 22 live events shows including nine Cannabis Cup. Events and festivals reported $11.04 million in revenues and a gross profit of $0,68 million, as compared to the prior year 12 months ended December 31, 2017 revenues of $9.94 million and a gross profit of $3.25 million. The Cannabis Cup Events have including artists such as Nas, Damian Marley, Wu-Tang Clan, 50 Cent, Redman and Method Man.

The High Times Group intends to develop and drive performance of the Cannabis Cup Events by dedicating capital and additional corporate resources to the production of larger size Cannabis Cup Events at increasingly sizeable venues. The High Times Group also intends to scale back or reduce the frequency of small regional Cannabis Cup Events in order to limit the supply and availability of its festival offerings. The High Times Group believes that such a reorganization of the size and scheduling of the Cannabis Cup Events will result in a concentration of its commercial audience (from existing to potential customers) and subsequently direct its audience to the larger sized Cannabis Cup Events. The High Times Group believes that these changes in its strategic approach will restore historical financial performance and profitability margins, and hopefully increase both profit and gross margins above its historical average and peak. As legalization of cannabis for both medical and recreational markets continue to develop, the High Times Group believes that a strategic shift to larger developed markets for the Cannabis Cup Events will present attractive opportunities.

The High Times Group typically books artists, secure festival sites, provide for third-party production services, sell tickets and advertise the events to attract fans. The High Times Group also provides or arranges for third parties to provide operational services as needed such as concessions, merchandising and security.

The High Times Group earns revenue primarily from the sale of tickets to the Cannabis Cup Events, the sale of entry fees into its Cannabis Cup competitions, and through general advertising. The High Times Group pays its performing artists at the Cannabis Cup Event under one of several formulas, including a fixed guaranteed amount and/or a percentage of ticket sales or event profits. For each Cannabis Cup Event, the High Times Group rents a third-party venue. Revenue is generally impacted by the number of events, volume of ticket sales, ticket prices and the number of participants in the High Times Group’s Cannabis Cup competitions. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in promotion revenue do not typically result in comparable changes to operating income.

The High Times Group also generates revenue primarily from the sale of concessions, parking, premium seating, rental income, venue sponsorships and ticket rebates or service charges earned on tickets sold through our third-party ticketing service providers under ticketing agreements. At our Cannabis Cup Events, we outsource the sale of concessions and we receive a share of the net revenue from the concessionaire, which is recorded in revenue with no significant associated direct operating expenses.

Revenue is generally impacted by the number of events, volume of ticket sales, ticket prices and Cannabis Cup competition entry fees. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. Since the artist fees are typically fixed guarantees for these events, significant increases or decreases in festival promotion revenue will generally result in comparable changes to operating income.

Ticketing services include the sale of tickets primarily through online and mobile channels but also through phone, outlet and box office channels. Ticketing companies contract with us to sell tickets to events over a period of time. The ticketing company does not set ticket prices or seating charts for events as this information is given to it by the venue and/or promoter in charge of the event. The ticketing company generally gets paid a fixed fee per ticket sold or a percentage of the total ticket service charges. The ticketing company receives the cash for the ticket sales and related service charges at the time the ticket is sold and periodically remits these receipts to the promoter after deducting its fee. The High Times Group sells tickets for the Cannabis Cup Event through its contractual relationships with certain ticketing service providers that present point of sale customer purchasing options on web-based, mobile application, and telephone call center sales platforms.

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The High Times Group utilizes a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through the Cannabis Cup Events, including advertising on our websites, co-sponsorship arrangements and commercial vendor booths at the Cannabis Cup Events. The High Times Group drives increased advertising scale to further monetize the Cannabis Cup Event platform through branded media content, corporate sponsorship and vendor booths. We work with our corporate co-sponsorship clients to help create marketing programs that drive their business goals and connect their brands directly with the High Times Group’s Cannabis Cup audiences and fans of the High Times brand. We also work with other commercial businesses operating within the cannabis industry under the Cannabis Cup vendor program by providing vendor with tables and trade booths to help drive awareness of the vendor’s business by connecting with the High Times Group’s dedicated fan base.

While the High Times Group’s Cannabis Cup Events operate year-round, we generally experience higher revenue during the second and third quarters due to the seasonal nature of shows at its outdoor festivals, which primarily occur from May through October.

In furtherance of Cannabis Cup Event expansion plans, pursuant to an Assignment of Lease and Festival Rights dated August 10, 2017 (the “Bio Cup Agreement”), the High Times Group acquired from Bio Cup Canada Music Festival Ltd. (“Bio Cup”) the right to conduct a Cannabis Cup Event at a designated venue in Vancouver, British Columbia, that is scheduled to be held between August 23, 2017 and August 28, 2017, as well as future events we may sponsor at such venue. In addition to up to CDN$200,000 of the 2017 festival expenses we agreed to assume, we paid to the stockholders of Bio Cup the sum of $375,000 in the form of a THC Group’s 4% unsecured convertible promissory note due December 31, 2018 (“Bio Cup Note”). The Bio Cup Note is convertible into shares of Hightimes Holding’s Class A Common Stock or shares of our successor-in-interest and must be converted into common stock if the holders of such common stock can immediately sell such shares for at least $375,000 prior to the December 31, 2018 maturity date. Bio Cup also has registration rights pursuant to the Bio Cup Agreement for shares issuable upon conversion of the Bio Cup Note.

Our Policies and Procedures for Operating of Cannabis Cup Contests

In connection with each Cannabis Cup Event, the High Times Group engages a fully-licensed third-party cannabis dispensary (each such dispensary, an “Administrator”) to administer all parts of each Cannabis Cup Event. Prior to each Cannabis Cup Event, we enter into a written agreement with the Administrator that sets forth all of its obligations and ensures that the dispensary is properly licensed. We also contract with an independent third-party observer to supervise all activity of the applicable Administrator in connection with each Cannabis Cup Event to ensure compliance with all applicable laws, rules and regulations.

The High Times Group’s function in the organization and administration of the Cannabis Cup Events is to facilitate registration of contestants and supply Administrators with pre-labelled packaging and explicit instructions for each Event entry. The Administrator exclusively intakes, handles and stores all products that are being entered into the Event for judgment. The Administrator is contractually obligated to maintain the security and safety of the products, and the security and safety of all personnel, contestants and patients on Administrator’s premises. At no time does any member of the High Times Group handle, store or distribute any products.

Event contestants also register with the applicable Administrator in advance of the Cannabis Cup Event. On the applicable date(s), contestants will bring their products to the Administrator, and place such products into the official packaging we provide. The Administrator collects the products and distributes it to a contracted panel of licensed cannabis patients (or similarly approved testers) and a licensed pre-approved laboratory for testing and evaluation, in accordance with the Cannabis Cup Event rules provided by the High Times Group. The testers evaluate the products according to pre-determined criteria and submit their votes on the High Times Group’s HTScorebook website. The Administrator provides information and support at our direction but is not permitted to interfere in any way with our process, requirements or software.

In accordance with our Cannabis Cup vendor program, High Times Group explicitly warns all vendors, guests, performers and attendees of the Cannabis Cup Events that they are required to comply with applicable laws concerning the distribution of cannabis in any amount and that the High Times Group does not directly or indirectly sell, promote or condone the illegal sale or distribution of cannabis or marijuana at the Cannabis Cup Events. For more information please see the section entitled, “Risk Factors—Risks Relating to the High Times Group.”

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Other Business Opportunities

The High Times Group seeks to license the High Times® and Cannabis Cup® trade names, characters and visual and literary properties to various manufacturers, developers and retailers throughout the world. Branded merchandise is sold by its licensees directly through online distribution channels. High Times Group generates revenue primarily from licensing its branded properties, including trademarks and media content, to third parties for use on consumer merchandise. Further, the High Times Group sells its branded merchandise through its direct to consumer internet shopping sites and e-commerce stores. Significant costs include costs of goods sold and distribution expenses, operating labor and retail occupancy costs, product development and marketing.

The High Times Group’s e-commerce websites currently include 420.com, CannabisCup.com and Hightimes.com, with nearly 4.0 million monthly unique users (74% male, 73% millennials (ages: 18-34)). The 420.com website will be a new on-line store, which High Times Group envisions becoming the “everything store” for cannabis-related products.

Our licensing operations cover a diverse range of products and live event categories. The High Times Group licenses the High Times® and Cannabis Cup® brands and properties for use on third-party products or services. High Times Group earns royalties or participate in revenue sharing arrangements with strategic partners, both of which are usually based on a fixed percentage of the wholesale or retail selling price of the products or services.

We intend to increase its efforts to leverage the High Times® and Cannabis Cup® brands. High Times Group is in discussions for the development of branding opportunities, which it will seek to structure as a joint venture, partnership, licensing and royalty agreement.

Below is a sampling of the product licensing, category opportunities High Times Group is exploring:

●	Clothing

●	Rolling Papers

●	Lounges (formally legalized in Denver this election cycle)

●	Vaporizers

●	Shoes

●	Streetwear

●	Movies, Documentaries and TV: both Historically Scripted and Reality

Intellectual property

We own registered trademarks “High Times®” “Planet Hemp®” and the design for the medical Cannabis Cup. In addition, we also use common law marks that have not been, or due to their nature are unable to be, registered, including, without limitation:

●	POT40

●	COUNTRY FAIR CUP

●	POT SHOTS

●	ASK DR. MITCH

●	TRAILBLAZERS

●	S.T.A.S.H. AWARD

●	HIGH FIVE

●	DANNY DANKO

●	FREE WEED WITH DANNY DANKO

The High Times Group is the owner of the intellectual property related to various publication and other visual (including audio visual works and photographs) and written content, which it distributes through the High Times® Magazine and via its digital distribution channels.

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The High Times Group generally relies on trademark, copyright and trade secret laws and employee and third-party non-disclosure agreements to protect its intellectual property and proprietary rights. The High Times Group currently owns trademark protection for its name and logos in the United States, pursuant to certain trademark and copyright applications and registrations worldwide. Further, High Times Group also uses common law marks that have not been, or due to their nature are unable to be, registered with the Trade United States Patent and Trademark Office. Although the High Times Group has been granted registered trademarks by the United States Patent and Trademark Office, there can be no assurance that any trademarks or common law marks relied upon by the High Times Group, if any, will not be challenged in the future, invalidated or circumvented or that the rights granted thereunder or under licensing agreements will provide competitive advantages to the High Times Group.

In addition, there can be no assurance that standard intellectual property confidentiality and assignment agreement with employees, consultants and others will not be breached, that the High Times Group will have adequate remedies for any breach, or that its trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the High Times Group’s efforts to protect its intellectual property will prevent others from unlawfully using its trademarks, copyrights and other intellectual property. Our success depends in part, on its continued ability to license its intellectual property. An inability to continue to preserve and protect its intellectual property would likely have a material adverse effect on its business, operating results or financial condition.

Government Regulation and Federal Policy of Cannabis

The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under U.S. federal law and in many state and local jurisdictions that have not passed legislation to the contrary. A number of states have decriminalized cannabis to varying degrees and other states have created exemptions specifically for medical cannabis. Eight states (Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon and Washington) have legalized the recreational use of cannabis. 21 states and the District of Columbia have some type of legal status for medicinal cannabis, and variations in laws exist among states that have legalized, decriminalized, or created medical cannabis exemptions. In the other states, the cultivation of cannabis for medicinal or personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of medical cannabis needing care or that person’s caregiver. Active enforcement of state laws that prohibit personal cultivation of cannabis could have a material adverse effect on the business, reputation, results of operations, and financial condition of the High Times Group.

While the High Times Group believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue or be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the High Times Group. The business plan of the High Times Group is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and use it and its derivative products, such as oils and certain food items. There is no assurance that this premise will prove to be correct or that the High Times Group will be generate increasing revenues or profits in the future. Moreover, if cannabis legalization is scaled back or reversed at the state level, or if the federal government increases its regulation and prosecution of cannabis-related activities, the ability of the High Times Group to generate revenue and profit could materially and adversely impacted.

Under the federal Controlled Substance Act (“CSA”), the policies and regulations of the federal government and its agencies are that cannabis (marijuana) is a Schedule 1 Controlled Substance that is addictive and has no medical benefit. Enforcement of the CSA, including as it relates to cannabis, is subject to prosecutorial discretion and available resources. In the case of cannabis, and particularly in light of the growing legalization of cannabis at the state level, enforcement of the CSA is uncertain and could change rapidly, leaving businesses such as the High Times Group hard pressed to react and operate their businesses.

In an effort to provide guidance to federal law enforcement, under the Obama Administration, the Department of Justice (“DOJ”) issued Guidance Regarding Cannabis Enforcement to all United States attorneys in a memorandum from Deputy Attorney General David Ogden on October 19, 2009 (the “Ogden Memorandum”), in a memorandum from Deputy Attorney General James Cole on June 29, 2011 and in a memorandum from Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). Each memorandum provides that the DOJ is committed to the enforcement of the CSA, but the DOJ is also committed to using its limited investigative and prosecutorial resources to address the most significant threats in the most effective, consistent and rational way.

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Under the Trump administration, however, there is a risk that the enforcement of Federal laws under CSA may be “stepped up,” and that the guidance in the Ogden Memorandum and the Cole Memorandum may be overruled, thereby reversing course on the former Obama administration policies towards the Federal regulation of cannabis. On January 4, 2018, Attorney General Jeffrey Sessions revoked the Ogden Memorandum and the Cole Memorandum.  In addition, pursuant to a Presidential Executive Order signed in February 2017, the Attorney General created a Task Force on Crime Reduction and Public Safety to review, and provide recommendations with respect to, strategies to reduce crime, including, in particular, illegal immigration, drug trafficking, and violent crime. According to the Attorney General, one of the mandates of the Task Force is to undertake a review of existing policies in the areas of charging, sentencing, and marijuana to ensure consistency with the Department’s overall strategy on reducing violent crime and with Administration goals and priorities. The Task Force was reviewing policies regarding the CSA and accepting recommendations regarding possible amendments through the end of July 2017. However, to date, the Task Force has yet to release those comments or make formal recommendations to change the laws. Should Congress enact legislation to enhance or expand the enforcement of the CSA provisions relating to marijuana, or if the Trump administration, or any future administration, seeks to enforce Federal laws regulating the production, possession, distribution, dispensation, administration, testing, or delivery of cannabis to the detriment of states that have enacted medical or recreational marijuana laws, the future and potential business prospects of the High Times Group would become more challenging, perhaps significantly so. Any such legislation or enforcement policies could adversely affect the business, results of operations, and financial condition of the High Times Group.

Moreover, Congress enacted an omnibus spending bill for fiscal year 2017 including a provision prohibiting the U.S. Department of Justice (which includes the Drug Enforcement Administration) from using funds appropriated by that bill to prevent states from implementing their cannabis laws. This provision, however, is effective only until September 30, 2017 and must be renewed by Congress in subsequent years. In order to extend the prohibition, it must be specifically included in the fiscal year 2018 Commerce, Justice, and Science (CJS) Appropriations bill. Currently, only the Senate version of the fiscal 2017 CJS Appropriations bill includes the prohibition and the House version does not. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state cannabis laws and who strictly comply with such laws. However, the Ninth Circuit’s opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. As a result, if Congress fails to include the provision prohibiting the U.S. Department of Justice from using funds appropriated by that bill to prevent states from implementing their cannabis laws, and the federal government decides to strictly enforce federal law with respect to cannabis operations, the High Times Group may have difficulty or may be unable to operate all or aspects of its business.

Litigation

The THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. The High Times Group believes that it has valid defenses and intends to vigorously defend this action.

From time to time we become the subject of litigation that is incurred in the ordinary course of its business. However, to date, no pending or threatened litigation involves and federal or state governmental agency.

Property

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10,000 plus allocated shared costs. Effective January 1, 2018 the prior agreement with Here Publishing Inc (Pride Media Inc) was superseded with a new cost sharing agreement for the office space. The monthly base rent of $40,000 and other common costs are to be allocated based on the month end headcount of the two companies. The current allocation for Trans-High Corporation is 26.5%. Parking costs are based on actual costs of spaces used by the Trans-High Corporation employees. The use of the office and cost sharing agreement continues on a month to month basis per Pride Media Inc’s option. The lessor is Here Publishing, Inc. (Pride Media, Inc), a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company See “Related Party Transactions.”

In November 2017 Trans-High Corporation assumed the lease at 120 West 45th street, Unit #15.10 (approximately 2,550 sq. ft), New York, New York 10036 from PlanetOut Inc. that terminates on February 29, 2024. This transfer of the lease to Trans-High Corporation was part of Oreva Capital’s, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company, purchase of Pride Media Inc. The monthly base rent is $14,881 and escalates at a rate of 3% per annual term each March 1st plus an additional $744 monthly charge for utilities. In addition, as part of the lease the Company assumed the balance of the leasehold improvement loan of $130,500 that is paid at a rate of $1,740 over the life of the lease.

Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring April 2018. Monthly rent is $13,000. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern. In April 2018 on the termination of the Green Rush Daily Inc master lease, Trans-High Corporation entered into a month to month agreement directly with Alley NYC, LLC at a monthly rate of $16,900.

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DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our executive officers and directors and their business experience follows:

Name	Age	Position	Length of Service

Adam E. Levin	38	Chief Executive Officer, President and Chairman of the Board	Inception to Present
David Peck	36	Vice President of Business Development	Since March 15, 2017
David Newberg	60	Vice President of Finance and Chief Financial Officer	Since June 2017

Colin Conway	33	Secretary and Director	Since January 2017
Coleen Manley	59	Director	Since March 3, 2017
Eleanora Kennedy	76	Director	Since March 3, 2017
Justin Ehrlich	39	Director	Since October 2017
Stormy Simon	49	Director	Since November 2017
Vicente Fox Quesada	76	Director	Since May 1, 2018

During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Adam Levin, Chief Executive Officer and Chairman of the Board. Adam Levin is the founder of Hightimes Holding and has served as its Chairman and Chief Executive Officer, since its inception in December 2016. In March, 2017, Mr. Levin led the acquisition of Trans-High Corporation and has served as Chief Executive Officer of the Hightimes Group since March 2017. He brings over 15 years of leadership experience running Internet-based technology and e-commerce companies to his role as Chairman and Chief Executive Officer.  Mr. Levin has been Managing Director of Oreva Capital Corp, since September 2016 and for five years prior to that was the Managing Director of Vert Capital Corp where he oversaw the day to day operations of the firm and led the acquisition of a number of companies. He has extensive experience in the fields of mobile, social networking, entertainment as well as venture capital and merger and acquisition strategies. Mr. Levin has been a featured speaker at CES, MIPTV, MONY Conference, CTIA, Wireless Influencers, and has been featured in The Wall Street Journal, The NY Times, Fortune, Bloomberg and Entrepreneur Magazine. He has appeared on CNN, NPR, MSNBC, HBO and Fox News.  Mr. Levin also served as Chief Executive Officer and a director of Bebo.com, Inc., a social networking and content website, from 2010 to 2012. Bebo.com, Inc., filed for protection under Chapter 11 of the United States Bankruptcy Code in May 2013. Mr. Levin was an officer of Bebo within the two-year period prior to the filing of the Chapter 11 petition but had resigned as an officer and director prior to such filing.  Mr. Levin currently serves as chairman of the board of directors of Barington/Hilco Acquisition Corp., a special purpose acquisition corporation, is a member of the board of directors of Pride Media, Inc., and previously served as the Chairman of the Board of Directors of Pixelmags until its sale in 2016.  Mr. Levin earned a BA from Thomas Edison State College. We believe Mr. Levin’s extensive leadership experience in social media; e-commerce companies and venture capital will benefit the Company’s development.

David Peck, Vice President, Business Development. Mr. Peck is the Vice President of Business Development for the Company and is responsible for international and domestic licensing and partnerships. He also oversees the company’s e-commerce and online education strategy. Prior to High Times David ran business operations at Sock Panda, a global e-commerce company. At SockPanda he negotiated partnerships with Amazon, Facebook, and Girl Scouts of America. Ultimately, he oversaw the sale of the company to a private equity firm. Prior to Sock Panda Mr. Peck served as a business development executive at Sony where he developed seven-figure revenue generating partnerships with Roku, TiVo, and other technology companies. Mr. Peck earned a BA from Brown University and holds an MBA from the University of Southern California. We believe Mr. Peck’s experience in business development and partnerships will benefit the Company’s growth.

David Newberg, Vice President of Finance. Mr. Newberg has over 25 years’ experience and is a veteran in executive finance. From 1989 to 2004, he served as VP of Finance at Rhino Entertainment, a subsidiary of Warner Music (Time Warner Corporation) where he directed company accounting and finance operations for all business units, growing from a $20 million independent company to over $600 million globally. From 2005 to 2007, he served as Chief Financial Officer of Live Universe Inc., a start-up company that owned over 40 social/music media, websites, where he was responsible for directing all company accounting, finance, and human resource functions. Previously he was Chief Financial Officer of Delta Entertainment Corporation, a self-distributing entertainment company that wholesales audio/video products. Other companies David has been involved with in providing CFO consulting or running operations were SMC Entertainment (a public OTC music label), NXTM, Scopely, and The Wrap. Mr. Newberg has a BS in Accounting and Finance, and a MS in Finance from CSU-Long Beach. David has an active CPA license and is also a CMA, CFM, and CFP.

Colin Conway, Secretary and Director. Since October 2016, Mr. Conway has been a managing director of Oreva Capital Corp., a Los Angeles based merchant bank focused on making direct investments in diversified, private operating companies.  Mr. Conway participated in the acquisition of Trans High Corporation in March 2017.  For four years prior to Oreva Capital Mr. Conway served as a managing director at Vert Capital Corp., where he led the business development team and participated in the acquisition and restructuring of private operating companies in various industries including digital media, Internet, software, and apparel. From 2010 to 2012, Mr. Conway was previously an associate director at Weston Capital Management, LLC, a Connecticut based Hedge Fund and Fund of Funds. Mr. Conway currently serves as a member of the board of directors of Barington/Hilco Acquisition Corp. We believe Mr. Conway’s banking, investment and marketing, as well as his experience with companies operating in the media and internet industries, will be an asset to our Board of Directors.

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Colleen Manley, Director. Ms. Colleen Manley has served as a director of High Times Holding Corp. since March 2017 and for the past 18 years she has served as a director of Trans-High Corporation. Ms. Manley is an attorney, a member of the Arizona State Bar since 1985 of preeminent status. She is the Managing Partner and owner of Goodson Manley Law & Legacies PLLC, one of Arizona’s oldest family law practices which has been in business for over 50 years. She specializes in working with and representing multi-family and single-family and serves as General Counsel for families and businesses in Arizona as well as in other jurisdictions. Ms. Manley has also been a Director at American Green, Inc. since April 25, 2011. She is actively involved in issues involving children and the environment and in various charities in Arizona. In 1986, Ms. Manley was admitted to US Court of Appeals for the Ninth Circuit. As an Attorney, Ms. Manley and has earned the coveted “AV” rating, and her law firm has been awarded “pre-eminent” status. Colleen also received her Executive MBA from the Thunderbird School of Global Management. We believe Ms.Manley’s legal and leadership experience will be an asset to our Company and the Board of Directors.

Eleanora Kennedy, Director. Ms. Eleanora Kennedy is an accomplished interior designer and published writer. She is known for her charitable causes and is a board member of the Society of Memorial Sloan Kettering Cancer Center, a co-director of the Shana Alexander Charitable Foundation and a member of the women’s board of the Central Park Conservatory in New York City. Ms. Kennedy’s lifelong interest in issues regarding women and children’s rights include her work at the United Nations which allowed her to open the General Assembly to screen the impactful movie Trade starring Kevin Kline. She served as a special advisor to the President of the UN General Assembly from 2008 to 2009. A graduate of the Fashion Institute of Technology and the New York School of Interior Design, Ms. Kennedy began her career in merchandising at Saks Fifth Avenue in New York and later became an executive at the Associated Merchandising Corporation and a director of Creative Merchandising at Joseph Magnins. We believe Ms. Kennedy’s publishing and leadership experience will be an asset to our Company and the Board of Directors.

Justin Ehrlich, Director. Justin Ehrlich is a partner in VE Equities LLC, a full-service real estate company with capabilities in investment, finance, asset management and construction. Justin is responsible for managing the firm’s real estate investment and finance activities and handling the company’s overall operations and asset management. He has completed over $10 billion of luxury mixed-use and condominium projects in Manhattan and is currently developing several mixed-use projects in California. In addition, Justin is a partner in Churchill Real Estate Holdings LLC, an alternative investment platform offering short term debt products to institutional and private clients. Mr. Ehrlich holds a BA in Business Administration from Boston University’s School of Management and earned a MS in Real Estate Finance and Investment from New York University. He served as the Secretary of the 125th Street Business Improvement District from 2008 to 2009. He has received numerous awards and honors from multiple industry organizations including the 2011 Developer of The Year Award from Young Jewish Professionals and was the Guest of Honor at the YJP 2014 Founders Gala at Cipriani Downtown. Mr. Ehrlich is currently on the Board of Directors for A Caring Hand and BDS Analytics. We believe Mr. Ehrlich’s experience in investment and real estate will be an asset to our Company’s Board of Directors.

Stormy Simon, Director. Ms. Stormy D. Simon held a number of senior roles at Overstock.com during her fifteen-year tenure with that company. She headed Overstock.com’s Books Music & Video category and was responsible for all offline marketing including television, radio and print. She was also a Director of Overstock.com Inc. from 2011 to 2016. Ms. Simon’s extensive experience at Overstock.com, as well as her interest in the cannabis industry, will be an asset to our Company’s Board of Directors. We believe Ms. Simon’s experience in large scale e-commerce and marketing will be an asset to our Company’s Board of Directors.

Vicente Fox Quesada, Director. Mr. Vicente Fox Quesada, became a member of the Hightimes Board of Directors effective as of May 1, 2018. A businessman and politician, Mr. Fox started his business career in 1963 with the Coca Cola Company in Mexico and ultimately became president of the company for Mexico and Latin America. Mr. Fox served as the 55th President of Mexico from December 1, 2000 to November 30, 2006. His election as President of Mexico in the 2000 presidential election was a historically significant election since it made him the first president elected from an opposition party since 1910. During his term in office, Mr. Fox was credited with maintaining economic growth and reducing the poverty rate from 43.7% in 2000 to 35.6% in 2006. After serving as president of Mexico for six years, Mr. Fox returned to his home state of Guanajuato, where he now resides with his wife and family. Since leaving the presidency, Mr. Fox has been involved in public speaking and the development of the Vicente Fox Center of Studies, Library and Museum. Mr. Fox is currently the Co-President of the Centrist Democrat International, an international organization of political parties. Mr. Fox studied Business Administration at the Universidad Iberoamericana and later received a Top Management diploma from Harvard Business School. We believe that Mr. Fox’s business and political experience, as well as his stature in the international community, will be an asset to our Company’s Board of Directors.

Board of Directors Structure and Risk Oversight

Our Certificate of Incorporation authorize three classes of directors. The Class I directors have a term of office for one year or until their successors are elected and qualified; the Class II directors have a term of office of two years or until their successors are elected and qualified and the Class III directors have a term of office of three years or until their successors are elected and qualified.

Ms. Manley and Ms. Kennedy will be elected to serve until the annual meeting of stockholders of Hightimes Holding to be held in 2018; Ms. Simon and Mr. Conway will be elected to serve until the annual meeting of stockholders of the Successor to be held in 2019; and Messrs. Levin, Ehrlich and Fox will be elected to serve until the annual meeting of stockholders of the Successor to be held in 2020. In addition, it is anticipated that Mr. Levin will be designated Chairman of the Board

If the Origo Merger shall be consummated, Colleen Manley and Eleanora Kennedy will tender their resignations and Edward J. Fred and Jeff Gutovich will fill the vacancies created by such resignations, as designees of Origo. Messrs. Fred and Gutovich will be elected to serve until the annual meeting of stockholders of High Times Media Corporation to be held in 2018; Ms. Simon will be elected to serve until the annual meeting of stockholders to be held in 2019; and Messrs. Levin and Ehrlich will be elected to serve until the annual meeting of stockholders to be held in 2020. In addition, it is anticipated that Mr. Levin will be designated Chairman of the Board.

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Audit Committee

We have established an audit committee consisting of Justin Ehrlich, Stormy Simon and Colleen Manley. Mr. Ehrlich is the chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Ehrlich qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors to consist of Justin Ehrlich, Stormy Simon and Eleanor Kennedy. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in our Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders.

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The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

We have established a compensation committee of the board of directors to consist of Justin Ehrlich and Stormy Simon, each of whom is an independent director. Mr. Ehrlich is the chairman of the compensation committee. The compensation committee will determine the salary, fees or other compensation (including any cash-based and equity-based compensation plans and arrangements) to be paid to our officers or directors. No salary, fees or other compensation will be paid to any officers and directors until the Company consummates its initial business combination. Therefore, the compensation committee will not conduct any meetings until after the Company consummates its initial business combination.

Director Independence

We use the definition of “independence” of The Nasdaq Stock Market to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship with the Company which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three (3) years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions;

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the compensation committee of such other entity.

Under such definitions, Messrs. Conway, Ehrlich and Fox Quesada, and Ms. Simon are independent directors.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

Except as disclosed above, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

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●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Business Conduct and Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

EXECUTIVE COMPENSATION

References in this section to our “directors” and “named executive officers” refer to the directors and named executive officers of Hightimes Holdings. following consummation of this Offering, and references in this section to our “employees” (other than our named executive officers) refer to the employees of the Hightimes Group following consummation of this Offering.

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2017 Summary Compensation Table” below. Prior to January 1, 2017, no executive officer or director of Hightimes Holding received any compensation or other remuneration. In fiscal 2017, our “named executive officers” and their positions were as follows: (i) Adam E. Levin, Chief Executive Officer; (ii) David Newberg, Chief Financial Officer; (iii) Matt Stang, Chief Revenue Officer; (iv) David Peck, Vice President of Business Operations, and (v) Scott McGovern, Senior Vice President of Publishing.

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2017 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended December 31, 2017.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Adam Levin - PEO	2017	230,769	-	-	28,947	-	-	-	259,716
	2016	-	-	-	-	-	-	-	-
David Newberg - PFO	2017	75,288	-	-	4,571	-	-	-	79,859
	2016	-	-	-	-	-	-	-	-
Matt Stang - Chief Revenue Officer	2017	607,075	-	-	45,706	-	-	-	652,781
	2016	556,314	-	-	-	-	-	-	-
David Peck - VP Business Development	2017	102,315	-	-	4,571	-	-	-	106,886
	2016	-	-	-	-	-	-	-	-
Scott McGovern - SVP of Publishing	2017	77,885	-	-	22,853	-	-	-	100,738
	2016	-	-	-	-	-	-	-	-

Director Compensation

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option awards ($)	Non-equity incentive plan Compensation ($)	Nonqualified deffed Compensation earnings ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Adam Levin	-	3,425,470	-	-	-	-	-	3,425,470
Colin Conway	-	583,626	-	-	-	-	-	583,626
Coleen Manley	-	-	-	-	-	-	-	-
Eleanora Kennedy	-	-	-	-	-	-	-	-
Justin Ehrlich	-	-		-	-	-	-	-
Stormy Simon	-	-	-	-	-	-	-	-

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units that have not vested($)	Market value or shares of units of stock that have not vested($)	Equity incentive plan awards Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Adam Levin - PEO	-	-	190,000	$10.70	12/17/2027	-	-	-	-
Matt Stang	300,000	-	-	$10.70	3/4/2027	-	-	-	-
Scott McGovern	-	-	150,000	$10.70	12/17/2027	-	-	-	-
Ellie Green	-	-	50,000	$10.70	12/17/2027	-	-	-	-
David Newberg	-	-	30,000	$10.70	12/17/2027	-	-	-	-
David Peck	-	-	30,000	$10.70

(1)	Mr. Levin’s salary has been accrued since July 17, 2018.
(2)	Represents value of shares of Class A Common Stock issued to Mr. Levin prior to February 28, 2017.
(3)	Mr. Stang was employed as Chief Revenue Officer for THC in 2016.

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Executive Officer and Directors Compensation

Prior to December 31, 2016, no executive officer or director of Hightimes Holding received any compensation or other remuneration. Pursant to his independent director agreement, effective as of May 1, 2018, Mr. Fox shall receive a fee of $10,000 per month for serving on the Board of Directors of Hightimes Holding.

Employment and Consulting Agreements

Adam E. Levin. Hightimes Holding has entered into an employment agreement with Adam E. Levin, effective as of July 17, 2017 and expiring December 31, 2020, under which he shall serve as Chairman and Chief Executive officer of the Company and its subsidiaries. Under the terms of the agreement, Mr. Levin receives a base salary of $500,000 per annum and an annual bonus of $500,000 payable following the end of each of the three calendar years commencing with the year ending December 31, 2018 in the event that either (i) the consolidated revenues of the High Times Group exceeds 120% of the consolidated revenues for the immediately preceding year, or (ii) the closing price of the Company common stock as traded on any securities exchange at the end of any of the three calendar years exceeds 120% of the closing price of such common stock at the end of the prior calendar year. The employment agreement contains change of control provisions, severance payments upon termination without cause, and permits Mr. Levin to work from his office in Puerto Rico.

David Peck. In March 2017, THC entered into a one-year employment agreement with David Peck under which Mr. Peck would serve as Vice President, Business Development of THC and subsidiaries. Mr. Peck receives a salary of $140,000 per year and options to purchase 57,926 shares of Class A Common Stock. Mr. Peck’s employment is “at will” and he may be terminated by THC at any time during the term of the agreement with or without cause.

Matthew Stang. Pursuant to the THC Purchase Agreement, THC and Matthew Stang, entered into an employment agreement, dated March 1, 2017, whereby Mr. Stang agreed to undertake the title of Chief Revenue Officer of THC for a period expiring on December 31, 2020 and subject to further extension (the “Stang Employment Agreement”). Under the terms of the Stang Employment Agreement, Mr. Stang will receive an initial base salary of $300,000 USD as well as an initial signing bonus in the amount of $43,333. Mr. Stang will also be entitled to an annual bonus not to exceed $250,000 in each anniversary year, subject to Mr. Stang being directly responsible for THC achieving certain revenue targets or milestones. In addition, Mr. Stang received options to purchase 579,260 shares of Class A Common Stock in the Hightimes Holding Stock Incentive Plan.

Scott McGovern. On August 31, 2017, THC entered into a three-year employment agreement with Scott McGovern, under which Mr. McGovern will be Senior Vice President of Publishing of THC and its subsidiaries. Under the terms of the agreement, Mr. McGovern will receive an annual salary of $250,000 plus an annual bonus (payable in cash or shares of Company common stock) based on THC and subsidiaries meeting certain revenue targets established by the board of directors of the Company. Mr. McGovern also receive stock options vesting in equal one-third installments at the end of each anniversary year of employment to purchase up to 289,630 shares of Company Class A Common Stock.

The 2017 Stock Incentive Plan

The following is a summary description of the Hightimes Holding 2017 Equity Incentive Plan. This summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached as an exhibit for the Form 1-A of which this Offering Circular is a part.

Purpose.  The purpose of the Equity Incentive Plan is to advance our interests and the interests of our shareholders by providing incentives to certain employees, directors, consultants and other individuals who contribute significantly to our strategic and long-term performance objectives and growth.

Administration.  The Equity Incentive Plan will be administered by our Compensation Committee or such other committee as determined by our Board, or by the Board itself (“Committee”). The Committee will have the authority to select Equity Incentive Plan participants, grant awards, determine the type, size, terms and conditions of awards and adopt rules for the administration, interpretation and application of the plan.

Types of Awards under the Incentive Plan.  The Equity Incentive Plan provides for the following types of awards: stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants (cash and equity), and other share-based awards, or other awards consistent with the purposes of the Equity Incentive Plan.

Grant of Awards; Shares Available for Awards.  Certain employees, directors, consultants and independent contractors will be eligible to receive grants of awards under the Equity Incentive Plan. The total number of shares of Class A Common Stock available for issuance under the plan will be 2,896,299 shares. No person will receive stock options or stock appreciation rights for more than 579,260 shares in any fiscal year.

If any Common Stock issued pursuant to an award are forfeited or cancelled, then such shares that are forfeited or cancelled will be or become available for issuance under the Equity Incentive Plan. Common Stock (i) delivered in payment of the exercise price of a stock option, (ii) not issued upon settlement of a stock appreciation right or (iii) delivered to or withheld by the Company to pay withholding taxes, shall not become available for issuance under the Equity Incentive Plan. The number of Common Stock issued or reserved pursuant to the Equity Incentive Plan will be subject to adjustment for stock splits, stock dividends and similar changes in Common Stock (including adjustment if the Redomestication is approved by the shareholders of Origo. The repurchase of Common Stock by Origo shall not increase the maximum number of shares available for issuance under the plan. Any dividends or distributions on unvested awards are payable only when such awards vest.

Stock Options.  Stock options may be qualified as an incentive stock option (an “Incentive Stock Option”) under the Internal Revenue Code of 1986 (the “Code”), and the regulations thereunder, or a stock option not qualified as such under the Code (collectively, an “option”). The exercise price of an option will be equal to or greater than the fair market value of the Common Stock on the date of grant; provided, however, Incentive Stock Options granted to an employee who owns more than 10% of the voting power of our stock (a “ten-percent employee”) will have an exercise price of not less than 110% of the fair market value at the time of grant. An option may be exercised within such period or periods as may be determined by the Committee; provided, however, any Incentive Stock Option granted to a ten-percent employee will not be exercisable after the expiration of five (5) years from the date of grant and any other option will expire ten (10) years from the date of grant. No stock option will vest sooner than one (1) year from grant.

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Termination of Employment; Disability; Death; Retirement.  Upon termination of employment, or cessation of a non-employee director’s service on our Board, an award previously granted, unless otherwise specified in the award agreement, will, to the extent not exercised with respect to any option or stock appreciation right, or to the extent that any of the designated goals (including any service period) with respect to any other award have not been achieved prior to the lapse of any such restrictions and/or to the extent that, for whatever reason, such award has not vested, become null and void and be forfeited, provided that:

(i)	if the employee or non-employee director dies during employment or service or during the three (3) month period following the termination of employment or service by reason of retirement or dismissal other than for cause, or during the one (1) year period following termination by reason of disability, a stock option or stock appreciation right may be exercised (to the extent otherwise exercisable) for a one-year period following the date of death;

(ii)	if the employee or non-employee director retires or becomes disabled, a stock option or stock appreciation right may be exercised (to the extent otherwise exercisable) at any time up to three (3) months after retirement or termination other than for cause and one (1) year after termination for disability; and

(iii)	if the employee or non-employee director to whom an award of restricted stock or restricted stock units, performance grant or any other share-based award will have been granted terminates by reason of such person’s death, retirement or disability, then to the extent such award has not otherwise been forfeited, the award will vest and all restrictions will lapse as of the date of such person’s death, retirement or disability.

If an employee voluntarily terminates employment, or if a non-employee director terminates service on our Board, or is discharged for cause, any award granted under the Equity Incentive Plan will, unless otherwise specified by our Committee, terminate and be forfeited.

Dilution and Other Adjustments.  In the event a dividend (other than a regular cash dividend) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other of our securities, issuance of warrants or other rights to purchase Common Stock or other of our securities, or other similar corporate transaction or event that affects the Common Stock such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits under the Equity Incentive Plan, the Committee will, in an equitable manner, adjust the terms of an award or, if deemed appropriate, provide for an equivalent award or substitute award or make provision for a cash payment to the holder of an outstanding award.

Stock Options Issued.

Under the 2017 Hightimes Holding Incentive Stock Option Plan an aggregate of 2,896,299 shares of Class A Common Stock are authorized for issuance. On December 18, 2017, the board of directors of Hightimes Holding approved and granted a total of 1,737,779 stock options in addition the on April 9, 2018 the board of directors of Hightimes Holding approved and granted a total of 249,018, of which a total of 579,259 options were granted to Adam E. Levin and an aggregate of 1,639,344, less 48,272 that were forfeited, stock options were granted to other executive officers, directors and consultants. Options granted on December 18th are exercisable at $10.70 per share, and options granted on April 9, 2018 are exercisable at $10.95, the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price). So long as the holder of the options remain as an officer, employee, or director of Hightimes Holding, the options vest over a period of three years, to the extent of one-third of all granted options as of the first anniversary of the date of grant and thereafter on a quarterly basis over the remaining eight quarters. At such time as the option holder ceases to be an officer, employee, or director of Hightimes Holding, such person must exercise his or her option within 90 days following termination of employment or services as a director or employee.

Hightimes Holding issued the following stock options to its officers and directors and Matt Stang, a key employee of THC:

Name of Employee or Director	Date of Grant	No. of Stock Options

Adam E. Levin	Various	579,259
David Peck	Various	113,956
Scott McGovern	December 18, 2017	289,630
David Newberg	Various	77,243
Justin Ehrlich	April 9, 2018	96,543
Stormy Simon	April 9, 2018	96,543
Matt Stang	December 18, 2017	579,260

Other than the stock options granted in March 2017 to Matthew Stang, none of the stock options have vested. Pursuant to Matt Stang Employment Agreement his option vesting date was March 4, 2017 and all his options vest when options were approved and granted. In the Board meeting on December 18, 2017, the Board approved and granted all options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Policy

Any transaction between Hightimes Holding and/or its subsidiaries with any executive officer, director or affiliate of such individual must be (a) on terms no less favorable to the High Time Group than it could obtain from unrelated third parties, and (b) approved or ratified by a majority of the disinterested directors.

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Related Party Transactions

Effective March 1, 2017, the Company entered into a three-year management services agreement with Oreva Capital Corp., an affiliate of Adam E. Levin. Under the terms of such agreement, Oreva will provide the Hightimes Group with general administrative and financial services, including dealings with bankers, lenders, investors and assisting the Company’s board of directors in connection with capital transactions. For such services, Oreva will receive a monthly fee of $35,000 for so long as no default or event of default to ExWorks under the Senior Loan Agreement shall occur and be continuing.

In connection with the funding of the $7,500,000 senior loan by ExWorks, the AEL Irrevocable Trust, a trust established for the benefit of Adam E. Levin, our Chairman and Chief Executive Officer, and members of his family, entered into a limited guaranty with the Senior Lender, pursuant to which the AEL Trust agreed to guaranty an aggregate of $5,300,000 of the senior indebtedness, which guaranty terminates if the ExWorks indebtedness is reduced to $3,000,000 or below. As collateral to secure the guaranty, the AEL Trust agreed to pledge or grant to the senior lender a first priority lien on all 3,675,717 shares of Class A Common Stock owned by the AEL Trust in Boxlight Corporation, a public corporation that has applied to list its shares on Nasdaq under the symbol “BOXL”, and all proceeds that the AEL Trust may receive from the sale of such shares.

In 2016 and in January and February 2017, the Company issued $780,650 in notes to 10 investors that converted into 598,149 shares of Class A Common Stock in March 2017 following consummation of the acquisition of Trans-High, or 2.89% of our 20,717,496 outstanding shares of Class A Common Stock as of June 14, 2018.

In February 2017 Adam E. Levin borrowed $1,300,000 from Justin Ehrlich, one of the directors of Hightimes Holdings, the proceeds of which were advanced to Hightimes Holding to help finance the acquisition of Trans-High and subsidiaries. Hightimes Holding repaid this loan in 2017.

In addition, in 2017 Adam E. Levin advanced a total of $150,000 to Hightimes Holding, of which $100,000 was used to partially repay Justin Ehrlich on his $1,300,000 loan, and $50,000 was used to provide working capital to the High-Times Group. On August 23, 2017, Hightimes Holding borrowed $200,000 from an affiliate of Adam E. Levin and $300,000 from Mr. Ehrlich. On October 12, 2017, Hightimes Holding borrowed $40,000 from an affiliate of Adam E. Levin and on October 24, 2017 borrowed an additional $95,000 from another affiliate of Adam E. Levin, of which $23,410 was repaid. On May 1, 2018, Hightimes Holding borrowed an $300,000 from Mr. Erhlich and on May 29, 2018, borrowed another $500,000 from an affiliate of Mr. Ehrlich. On May 29, 2018, Hightimes Holding also borrowed $150,000 from David Peck, Senior Vice President of Business Development.

All of these loans were used to provide working capital for the Hightimes Group. Other than the $111,590 balance owed to affiliates of Mr. Levin, the May 29, 2018 loans from Mr. Ehrlich’s affiliate and Mr. Peck, aggregating $650,000, all of the above loans have been repaid in full. The current outstanding loans from affiliates of Mr. Levin are evidenced by two notes bearing interest at the rate of 6% and 12%, respectively, and due on the earlier of completion of this Offering or September 12, 2018. The $500,000 loan from Mr. Ehrlich’s affiliate and the $150,000 loan from David Peck are each evidenced by a 12% promissory note due on or about June 15, 2018. On June 14, 2018 a payment of $160,000 was made to David Peck to with $150,000 to pay off the loan plus $10,000 of interest and finance costs.

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10,000 plus allocated shared costs. Effective January 1, 2018 the prior agreement with Here Publishing Inc (Pride Media Inc) was superseded with a new cost sharing agreement for the office space. The monthly base rent of $40,000 and other common costs are to be allocated based on the month end headcount of the two companies. The current allocation for Trans-High Corporation is 26.5%. Parking costs are based on actual costs of spaces used by the Trans-High Corporation employees. The use of the office and cost sharing agreement continues on a month to month basis per Pride Media Inc’s option. The lessor is Here Publishing, Inc. (Pride Media, Inc), a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company See “Related Party Transactions.”

In November 2017, Trans-High Corporation assumed the lease at 120 West 45th street, Unit #15.10 (approximately 2,550 sq. ft), New York, New York 10036 from PlanetOut Inc. that terminates on February 29, 2024. This transfer of the lease to Trans-High Corporation was part of Oreva Capital’s, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company, purchase of Pride Media Inc. The monthly base rent is $14,881 and escalates at a rate of 3% per annual term each March 1st plus an additional $744 monthly charge for utilities. In addition, as part of the lease the Company assumed the balance of the leasehold improvement loan of $130,500 that is paid at a rate of $1,740 over the life of the lease.

On June 26, 2018, Mr. Levin advanced a total of $850,000 to the Hightimes Holding, of which $350,000 was paid directly to Hightimes Holding and $500,000 was paid to Justin Ehrlich to pay off an outstanding loan Mr. Ehrlich had with the Company.

Origo Merger Related Agreements

In connection with the Origo Merger, Hightimes Holding agreed to provide Origo with executed Voting Agreements from Hightimes Holding’s shareholders that are executive officers or directors or otherwise hold at least a majority of the outstanding shares of Hightimes Holding’s common stock. Under the Voting Agreements, the Hightimes Holding shareholders party thereto will generally agree to vote all of their Hightimes Holding shares in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and refrain from taking actions that would adversely affect such Hightimes Holding stockholder’s ability to perform its obligations under the Voting Agreement. Each Voting Agreement prevents transfers of the Hightimes Holding shares held by the Hightimes Holding stockholder party thereto between the date of the Voting Agreement and the date of the meeting of Hightimes Holding stockholders.

If the Origo Merger shall be consummated, Hightimes Media Corporation, a Nevada corporation and the Successor to Origo, will enter into a Consulting Services Agreement with Oreva pursuant to which Oreva is to perform certain services for the Successor, including administrative services, dealing with investment bankers, investor relations consultants and other members of the investment community, and assisting in connection with proposed acquisitions, dispositions and financings. Adam Levin, the Chief Executive Officer and a director of Hightimes Holding, is Managing Director of Oreva.

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To the best of our knowledge, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which any director or executive officer, or any security holder who is known by us to own of record or beneficially own more than five percent (5%) of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITY HOLDERS

The following table shows the beneficial ownership of our Common Stock (including both our Class A Common Stock and shares of Class B shares of Common Stock that may be issued to the former Trans-High stockholders on conversion of their discounted purchase notes) as of the date of this Offering Circular held by (i) each director; (ii) each executive officer; (iii) all directors and executive officers as a group and (iv) each person (giving pro-forma effect to the acquisition of the High Times Group) known to us to be the beneficial owner of more than 5% of any class of our shares before giving effect to the sale of all 4,545,454 shares of Class A Common Stock offered by the Company in its proposed Reg A+ Offering, and (b) after giving effect to the sale of all 4,545,454 shares of Class A Common Stock offered for by the Company Offering for gross proceeds of $50,000,000; in each case, assuming all such shares are sold.

As of the date of this Offering Circular, there were 20,717,496 shares of our Class A Common Stock and no shares of our Class B Common Stock issued and outstanding. Assuming the mandatory conversion of all $24,000,000 outstanding principal amount of purchase notes (net of the $4,500,000 principal payment out of proceeds and discounted to $18,000,000) at $11.00 per share into 1,636,364, shares of Class A Common Stock, and the mandatory conversion of the principal amount of the Bio Cup Note at $10.65 per share into 35,211 shares of Class A Common Stock as at the date of this Offering Circular a total of 22,389,071 shares of our Common Stock will be outstanding. If all 4,545,454 shares of Class A Common Stock offered for by the Company in the Regulation A+ Offering are sold for gross proceeds of $50,000,000, the total number of outstanding shares of our Class A Common Stock will be increased to approximately 26,934,525 shares of Class A Common Stock, excluding up to 1,234,738 additional shares of Class A Common Stock issuable upon exercise of warrants, at an average of $2.467 per share, issued to ExWorks Capital Fund I, L.P. (“ExWorks”), up to 1,005,839 additional shares of Class A Common Stock issuable to ExWorks upon conversion of its senior secured note, and up to 2,151,022 shares of Class A Common Stock issuable under stock options that have been granted.

Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within sixty (60) days of the date of the Regulation A+ Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

In the event that less than 4,545,454 shares of Class A Common Stock are sold in the Regulation A+ Offering for $50,000,000, the percentage interests in outstanding Common Stock allocable to the 20,717,496 Class A Common Stock issued to stockholders who beneficially own Class A Common Stock immediately prior to the Offering and the additional 1,636,364 shares of Class A Common Stock issuable to the former stockholders of THC upon conversion of their Seller Purchase Notes will be proportionately increased.

	Current		After Offering
Name and Address (1)	Common Stock	Percent Owned	Common Stock	Percent Owned (*)
Adam E. Levin (2)	3,007,785	14.52%	3,007,785	11.91%
David Peck (3)	0	0.00%	0	0.00%
Stormy Simon (4)	0	0.00%	0	0.00%

David Newberg (5)	0	0.00%	0	0.00%
Colleen Manley (6)	719,305	3.47%	719,305	2.85%
Eleanora Kennedy (7)	2,292,787	11.07%	2,292,787	9.08%
Justin Ehrlich (8)	772,346	3.73%	772,346	3.06%

All Directors and names executive officers as a group	6,792,223	32.78%	6,792,223	26.89%

Greater than 5% Beneficial Owners:
AEL Irrevocable Family Trust	2,703,212	13.05%	2,703,212	10.70%
Eleanora Kennedy	2,292,787	11.07%	2,292,787	9.08%
Judith Baker (9)	1,663,394	8.03%	1,663,394	6.58%
Candle light Trust (Judith Baker, Trustee)	989,045	4.77%	989,045	3.92%
Roma Ventures, LLC (10)	1,216,446	5.87%	1,216,446	4.82%
James Bailey	1,080,908	5.22%	1,080,908	4.28%

Total owned by Principal Stockholders	14,034,802	67.74%	14,034,802	55.55%
Total Issued	20,717,496	100.00%	25,262,951	100.00%

(*)	Does not give effect to reduced percentages resulting from (i) the exercise of warrants upon completion of this Offering to purchase up to 1,234,738 shares of Class A Common Stock issued to ExWorks, (ii) the conversion of our outstanding senior secured note issued to ExWorks into up to 1,005,839 additional shares of Classs A Common Stock, and (iii) the automatic conversion of Purchase Notes and Bio Cup Note into an aggregate of 1,671,575 shares of Class A Common Stock. Prior to the Regulation A+ Offering an aggregate of 20,717,496 shares were issued and outstanding. Assuming all 4,545,454 shares are sold, an aggregate of 26,934,526 shares of Class A Common Stock would be issued and outstanding.

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(1)	The officers and directors provide services at the business address of the Company. Address is c/o Hightimes Holding Corp., 10990 Wilshire Blvd, Penthouse, Los Angeles, CA 90024

(2)	Includes all shares of Class A Common Stock owned by the AEL Irrevocable Trust, and Adam Levin Living Trust. Mr. Levin disclaims beneficial interest in all 2,703,212 of the shares owned by the AEL Irrevocable Trust in which Edwin Hur, Trustee, has sole voting and dispositive power. Does not include 579,259 shares of Class A Common Stock issuable under stock options granted to Mr. Levin that vest over three years to the extent of 1/3 of the options on December 18, 2018 and April 9, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(3)	Does not include 113,956 shares of Class A Common Stock issuable under stock options granted to Mr. Peck that vest over three years to the extent of 1/3 of the options on December 18, 2018 and April 9, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(4)	Does not include 96,543 shares of Class A Common Stock issuable under stock options granted to Ms. Simon that vest over three years to the extent of 1/3 of the options on April 9, 2018 and thereafter in 8 equal quarterly amounts so long as she shall remain an officer of Hightimes Holding.

(5)	Does not include 77,243 shares of Class A Common Stock issuable under stock options granted to Mr. Newberg that vest over three years to the extent of 1/3 of the options on December 18, 2018 and April 9, 2018 and thereafter in 8 equal quarterly amounts so long as he shall remain an officer of Hightimes Holding.

(6)	Consists of 449,565 shares of Class A Common Stock held by Eggluftstein Sub Trust in which Ms. Manley is sole trustee and 269,740 shares of Class A Common Stock held by Approved Trust 1 in which Ms. Manley is a co-trustee. Ms. Manley has sole voting and dispositive power over the shares held by the Eggluftstein Sub Trust and Ms. Manley and Judith Baker, as co-trustee have sole voting and dispositive power over the shares held by the Approved Trust 1.

(7)	Represents shares of Class A Common Stock owned by the three trusts (Michael Kennedy Family Trust, The Non-Exempt Marital Trust, and The Exempt Marital Trust) in which Eleanora Kennedy is the Trustee of each, with sole voting and dispositive power.

(8)	Represents shares of Class A Common Stock owned by Red Investments, LLC in which Justin Ehrlich is the managing member. Does not include 96,543 shares of Class A Common Stock issuable under stock options granted to Ms. Simon that vest over three years to the extent of 1/3 of the options on April 9, 2018 and thereafter in 8 equal quarterly amounts so long as she shall remain an officer of Hightimes Holding

(9)	Consists of shares of Class A Common Stock owned individually by Ms. Baker and shares of Class A Common Stock held by Candlelight Trust in which Ms. Baker is sole trustee.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our capital stock as provided in Hightimes Holding’s certificate of incorporation, bylaws and certificate of designation. For more detailed information, please see such certificate of incorporation, bylaws and certificate of designation which have been filed as exhibits to this Offering Circular.

General

The Certificate of Incorporation of Hightimes Holding, as amended, provides that our authorized capital stock consists of 110, 000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock (“Class A Common Stock”) and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock (“Class B Common Stock”). Effective as of January 15, 2018, Hightimes Holding consummated a 1.9308657-for-one forward split of its outstanding Common Stock, in addition sold 262,942 shares, issued 577,651 shares to Green Rush Daily in an asset purchase, all Class A Common Stock transactions after the split resulting in the outstanding shares increased to 20,717,496 shares. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate (“Preferred Stock”). No shares of Preferred Stock have been issued.

A description of the material terms and provisions of our Certificate of Incorporation, as amended, affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our second amended and restated Certificate of Incorporation which is attached to this Offering Memorandum as Exhibit A

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Common Stock

Hightimes Holding has two classes of Common Stock authorized, issued and outstanding as of the date of this Offering Circular: Class A Common Stock and Class B Common Stock. Holders of these two series of Common Stock have equal rights, powers and privileges, except that the Class B Common Stock is non-voting and only holders of Class A Common Stock are entitled to vote.

As of the date of this Offering Circular, Hightimes Holding had 20,717,496 shares of Class A Common Stock and no shares of Class B Common Stock issued and outstanding.

Voting

The holders of Class A Common Stock are entitled to one vote per share held at all meeting of shareholders (an written actions in lieu of a meeting) and holders of Class B Common Stock are not entitled to any vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including without limitation, the election of directors and for all other corporate purposes, except as required under the Delaware General Corporate Law.

There shall be no cumulative voting. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board from funds legally available therefor, and upon liquidation are entitled to share pro rata in any distribution to holders of Common Stock. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock.

Changes in Authorized Number

The number of authorized shares of Common Stock may be increased or decreased subject to Hightimes Holding’s legal commitments at any time and from time to time to issue them, by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

Currently, no shares of Preferred Stock have been designated or issued.

2017 Equity Incentive Plan

Under the 2017 Hightimes Holding Incentive Stock Option Plan an aggregate of 2,896,299 shares of Class A Common Stock are authorized for issuance. On December 18, 2017, the board of directors of Hightimes Holding approved and granted a total of 1,737,779 stock options in addition on April 9, 2018 the board of directors of Hightimes Holding approved and granted a total of 249,018, of which a total of 579,259 options were granted to Adam E. Levin and an aggregate of 1,639,344, less 48,272 that were forfeited, stock options were granted to other executive officers, directors and consultants. Options granted on December 18th are exercisable at $10.70 per share, and options granted on April 9, 2018 are exercisable at $10.95, the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price). So long as the holder of the options remain as an officer, employee, or director of Hightimes Holding, the options vest over a period of three years, to the extent of one-third of all granted options as of the first anniversary of the date of grant and thereafter on a quarterly basis over the remaining eight quarters.

So long as the holder of the options remain as an officer or director of Hightimes Holding, the options vest over a period of three years, to the extent of one-third of all granted options as the first anniversary of the date of grant and thereafter on a quarterly basis over the remaining eight quarters. At such time as the option holder ceases to be an officer or director of Hightimes Holding, such person must exercise his or her option within 90 days following termination of employment or services as a director.

We have not registered the Plan, or the shares subject to issuance thereunder, pursuant to the Securities Act. Absent registration, such shares, when issued upon exercise of options, would be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Administration of the Plan is by our board of directors (the “Board of Directors”) or a committee appointed by the Board of Directors which consists of one (1) or more members (the “Committee”). To date, no such Committee has been appointed, and the Board has elected to administer the Plan itself.

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Exclusive Venue

Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this Offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Our certificate of incorporation and bylaws, as they will be in effect upon consummation of this Offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

NOL Protective Provisions. Our amended and restated certificate of incorporation will contain provisions (the “NOL Protective Provisions”) intended to prevent certain future transfers of our capital stock which could adversely affect the ability of FCCG and us to use FCCG’s tax net operating loss carryforwards (“NOLs”) for federal and state income tax purposes and certain income tax credits. The NOL Protective Provisions will generally restrict any person or entity from attempting to transfer (which includes sales, transfers, dispositions, purchases and acquisitions) any shares of our Common Stock (or options, warrants or other rights to acquire our Common Stock, or securities convertible or exchangeable into our Common Stock), to the extent that such transfer would (i) create or result in an individual or entity (a “Prohibited Person”) becoming either a “5-percent shareholder” of our Common Stock as defined under Section 382 of the Internal Revenue Code of 1986, as amended, and related Treasury Regulations (“Section 382”), or the beneficial owner (as defined under the Securities Exchange Act of 1934) of five percent (5%) or more of our Common Stock or (ii) increase the stock ownership percentage of any existing Prohibited Person. The NOL Protective Provisions does not restrict transfers that are sales by a Prohibited Person, although they would restrict any purchasers to the extent that the purchaser is or would become a Prohibited Person. A committee of our board of directors comprised solely of independent directors would have the discretion to approve a transfer of stock that would otherwise violate the NOL Protective Provisions. In deciding whether to grant a waiver, the committee may seek the advice of counsel and tax experts with respect to the preservation of federal and state tax attributes pursuant to Section 382.

Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals. Our amended and restated certificate of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

In addition, in our amended and restated certificate of incorporation, we have elected not to be governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person and would include FCCG.

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Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of this Offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; or

●	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of FAT Brands Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “—Exclusive Venue” above.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock will be VStock Transfer, LLC.

Dividend Policy

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our Common Stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will depend on our financial condition, operating results, capital requirements and such other factors as our Board deems relevant.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for shares of our Common Stock. Future sales of substantial amounts of shares of our Common Stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this Offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Stock to fall or impair our ability to raise equity capital in the future.

After this Offering, we will have outstanding 26,934,525 shares of our Common Stock, assuming that all 4,545,455 shares are sold in the Offering and no exercise of outstanding options or warrants. The shares that we are selling in this Offering may be resold in the public market immediately following our initial public offering.

The 78,673,876 shares of all Common Stock that were not offered and sold in this Offering as well as shares issuable upon the exercise of warrants and subject to employee stock options will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

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Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or
●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock (i) subject to outstanding stock options granted in connection with this Offering, and (ii) issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this Offering Circular, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

PLAN OF DISTRIBUTION

We are offering, at an offering price of $11.00 per share (the “Offering Price”), a minimum of 454,545 shares of our Class A Common Stock for $5,000,000 and up to 4,545,454 shares of our Class A Common Stock (the “Offered Shares”) for up to $50,000,000 (the “Maximum Offering Amount”).

The minimum number of Offered Shares that a prospective investor may purchase is nine shares for a subscription price of $99.00.

All of our shares of Class A Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) consummation of the “Origo Merger” hereinafter described, or (iii) August 12, 2018, subject to our right to extend such date for up to 60 days in our sole discretion (in each case, the “Termination Date”). If we receive and accept subscriptions for $5,000,000 of gross proceeds, representing the sale of a minimum of 454,545 shares of Class A Common Stock (the Minimum Offering”) on or before the Termination Date, then we will close on the $5,000,000 Minimum Offering Amount and, until the Termination Date, may hold one or more additional closings for additional sales, up to the maximum of 4,545,454 Offered Shares. Until the $5,000,000 Minimum Offering amount is obtained, the proceeds for the offering will be kept in an escrow account described below. In the event that we do not receive the $5,000,000 of Minimum Offering proceeds by the Termination Date, all escrowed funds shall be returned to the subscribers without interest or deduction. Upon achievement of the $5,000,000 Minimum Offering amount and the closing on such amount, the proceeds from the Minimum Offering amount will be distributed to the Company and the 454,545 Offered Shares will be issued to the investors who subscribed for such shares. Upon each additional closing, if any, the proceeds subject to that additional closing will be distributed to the Company and the associated Offered Shares will be issued to the investors who subscribed for such shares. If the offering does not close, all proceeds for the offering will be promptly returned to investors, without deduction and generally without interest. Prime Trust, 2300 West Sahara, Suite 1170, Las Vegas, NV 89102, will serve as the escrow agent. Subscriptions may be made by either check, wire, credit card or ACH deposits. Checks should be made payable to Prime Trust, as escrow agent for Hightimes Holding Corp.

The shares of Class A Common Stock are being offered directly by the Company and its management on a “best efforts” basis. No commissions or other compensation will be paid to Company management with respect to sales initiated by them.

On March 27, 2018, the Company engaged NMS Capital Advisors LLC, a registered broker/dealer, as its managing selling agent (the “Selling Agent”). The Selling Agent may engage one or more sub-selling agents or selected dealers. However, under the terms of its engagement agreement with the Company, neither the Selling Agent nor any sub-selling agent shall have any marketing or sales obligations other than to process indications of interest forwarded to the Selling Agent or sub-selling agents by the Company or its management. The Selling Agent is not purchasing any of the shares of Class A Common Stock being offered by the Company in the Offering and is not required to sell any specific number or dollar amount of such shares in the Offering.

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Under the terms of its engagement agreement with NMS Capital Advisors, the Company has agreed to pay the Selling Agent a commission and fee equal to 3% of all gross proceeds received by the Company in the Offering in consideration for the Selling Agent’s commitment to process orders on behalf of the Company and its management. However, to the extent that the Selling Agent or any sub-selling agent directly sells shares of Class A Common Stock in the Offering to its clients or customers (the “Direct Sales”), the Company has agreed to pay selling commissions on such Direct Sales equal to 7% of the gross proceeds the Company may receive from such Direct Sales of the Offered Shares. The Selling Agent will receive no warrants or other securities as compensation for its services. The Company has also agreed to reimburse the Selling Agent for its reasonable out of pocket expenses, including reasonably attorneys’ fees up to $50,000. However, in no event will the maximum aggregate compensation paid to the Selling Agent exceed 7.0% of the gross proceeds of the Offering.

The Selling Agent and participating broker-dealers, if any, and others shall be indemnified by the Company with respect to the Offering and the disclosures made by the Company in its Form 1-A and related Offering Circular.

This summary of the material provisions of the engagement agreement with the Selling Agent and the agreement with Fund America does not purport to be a complete statement of its terms and conditions. Copies of such agreement have been filed with this Offering Circular.

The Company has entered into an agreement with Fund America, LLC, under which the Fund America will provide web hosting on its platform and related services, including “bad actor” background checks. The Company has also entered into an escrow agreement with Prime Trust, LLC, an affiliate of Fund America, LLC, under which Prime Trust will hold in escrow all proceeds of this Offering until gross proceeds of $5,000,000 are realized from the sale of 454,545 shares of Class A Common Stock in the Minimum Offering are sold to subscribers and paid for. Such escrow account and escrow funds shall be maintained in a manner that is compliant with SEC Rules 10b-9 and 15c2-4 as promulgated under the Securities Exchange Act of 1934, as amended.

In consideration for Fund America providing its web hosting platform and related services and its affiliate Prime Trust, LLC acting as escrow agent for the $5,000,000 Minimum Offering, Hightimes Holding will pay fees to Fund America and Prime Trust equal to approximately three-quarters of 1.0% of the gross proceeds received from this Reg A+ Offering, up to a maximum amount not to exceed (i) $125,000 if only the Minimum Offering is consummated, or (ii) $250,000, if more than the Minimum Offering is consummated.

The Form 1-A Offering Statement of which this Offering Circular is a part (the “Offering Statement”) was qualified by the U.S. Securities and Exchange Commission (which we refer to as the “SEC” or the “Commission”) on March 12, 2018. We expect to immediately commence the offer and sale of the Offered Shares. Prior to this Offering, there has been no public market for our Class A Common Stock. The Company intends to apply to list its Class A Common Stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITM.” However, in order to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, we will need to receive a minimum of $14,700,000 of net proceeds from this Offering. For further information, see “Risk Factors” on page 14 and Exchange Listing” on page 67 of this Offering Circular. In the event our Offered Shares are not approved for trading on Nasdaq, we expect that the Offered Shares will be quoted on the OTC Market or trade on the Canadian Securities Exchange, although we may elect to defer trading our Offered Shares on Nasdaq, the OTC Market or Canadian Securities Exchange if we elect to consummate the Origo Merger.

Exchange Listing or Quotation

We intend to apply to list the shares of our Class A Common Stock on the Nasdaq Capital Market under the symbol “HITM.” In order to meet one of the requirements for listing our Class A Common Stock on the Nasdaq Capital Market, we must have a positive stockholders’ equity on not less than $4,000,000.

The consolidated balance sheet of the Hightimes Group as of March 31, 2018, reflects a negative stockholders’ equity of approximately $53,674,000.   Even after giving pro-forma effect to an  estimated $42,979,000 increase in our consolidated stockholders’ equity resulting from (a) the anticipated conversion into Class A Common Stock of $24,000,000 outstanding principal amount of Purchase Notes ($28,500,000 current principal reduced by the $4,500,000 prior due quarter principal payments to be paid out of the offering proceeds) issued to the former stockholders of Trans-High that was outstanding on March 31, 2018, (b) a $4,000,000 increase in stockholders’ equity by reason of our proposed acquisition of certain assets relating to Culture Magazine™ on completion of this Offering, (c) the conversion of a $375,000 note issued and $86,000 in accrued interest and derivative value adjustment in the Bio Cup Music Festival transaction, and (d) the $3,046,098 reduction in our $13,000,000 senior secured note due ExWorks by reason of the proposed exercise of the ExWorks Warrants on completion of this Offering, (e) additional stock sold prior to the offering of 77,580 Class A Common Stock, the High Times Group’s pro-forma consolidated stockholders equity would still be a negative ($10,695,000). In order to meet one of the Nasdaq initial listing requirements the Hightimes Group must have a minimum $4,000,000 consolidated net worth.  Accordingly, the Hightimes Group would need to raise a minimum of approximately $14,700,000 of net proceeds (after all offering expenses) in this Regulation A+ Offering.  To the extent that the Hightimes Group continues to incur losses following March 31, 2018, our negative ($10,695,000) stockholders’ equity at March 31, 2018 will increase, which will correspondingly increase, on a dollar-for-dollar basis, the minimum estimated $14,700,000 of net cash proceeds that we must receive from this Reg A+ Offering to meet the Nasdaq initial listing minimum net worth requirement. In addition, if we consummate the Origo Merger, pursuant to the terms of the Merger Agreement, net cash proceeds received by the Hightimes Group from its Regulation A+ Offering coupled with the net tangible equity of Origo retained by it immediately prior to the Origo Merger would have to aggregate not less than $15,700,000 or more.

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Another of the requirements for listing on Nasdaq is that we are able to sell lots of 100 or more shares to a minimum of 400 beneficial holders. Our Class A Common Stock will not commence trading on Nasdaq until each of the following conditions are met: (i) the Offering is terminated; and (ii) we have filed a post-qualification amendment to the Offering Statement and a registration statement on Form 8-A; and such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of the Offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on Nasdaq, we may wait before terminating the Offering and commencing the trading of our Class A Common Stock on Nasdaq in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of exchange trading of our Class A Common Stock on Nasdaq.

In the event that our application to list our Class A Common Stock on Nasdaq is not approved, the Company will seek to have its Class A Common Stock quoted on either the OTC Market or listed on the Canadian Securities Exchange.

If we complete the Origo Merger, subject to the combined companies meeting the applicable Nasdaq requirements for continued listing, we anticipate that the Origo Shares issued to all Hightimes Holding security holders as merger consideration, together with other outstanding Origo Shares and warrants will also trade on Nasdaq.

We intend to consummate or terminate this Offering of our Class A Common Stock prior to consummation of the Origo Merger. We may continue to offer our Class A Common Stock under this Offering Circular until as late as September 12, 2018. However, we may wait to commence trading of our Class A Common Stock on Nasdaq, the OTC Market or Canadian Securities Exchange until we consummate or terminate the Origo Merger. As a result, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of exchange trading of such shares on Nasdaq, the OTC Market or Canadian Stock exchange.

If we do not consummate the Origo Merger, there can be no assurance that the Hightimes Holding Class A Common Stock sold in this Offering will be approved for listing on Nasdaq, quoted on the OTC Market or listed on the Canadian Securities Exchange. See “Risk Factors” on page 14 of this Offering Circular.

Origo Merger

Under the terms of the Origo Merger Agreement, all existing holders of our Class A Common Stock, all investors who purchase the Offered Shares in this Offering, and other holders of the Company’s convertible notes and warrants will receive a minimum of 23,474,178 to a maximum of 27,042,253 shares of common stock, $0.0001 par value per share, of High Times Media Corporation, a Nevada corporation (the “Successor Corporation”) that the parties to the Merger Agreement contemplate will be the publicly traded company by reason of the reincorporation of Origo from the Cayman Islands to Nevada. The securities of Origo and its Successor Corporation are collectively referred to herein as the “Origo Shares.” As of the date of this Offering Circular the Origo shares closed at $10.80 on the OTC Pink exchange. Consummation of the Origo merger is subject to certain conditions, including the continued listing of the Origo Shares on Nasdaq.

We intend to complete or terminate this Offering of our Class A Common Stock prior to seeking to consummate the Origo Merger.

75

On February 28, 2018 Hightimes Holding and Origo agreed that Hightimes Holding may unilaterally terminate the Origo Merger at any time on or after April 15, 2018. If we do consummate the Origo Merger and Hightimes Holding is able to meet the minimum initial listing requirements to list our Class A Common Stock on Nasdaq, Hightimes Holding’s Class A Common Stock will be withdrawn from trading on Nasdaq. In any event, it is the intention of Hightimes Holding to complete this Offering, to apply to list our shares of Class A Common Stock on Nasdaq and seek to obtain such listing, subject to our ability to raise a sufficient amount of net proceeds from this Offering and otherwise meet the minimum initial Nasdaq listing requirements.

We intend to complete or terminate this Reg A+ Offering prior to consummating the Origo Merger. Even if we do not ultimately consummate the Origo Merger, we will nonetheless seek to complete this Offering of our Class A Common Stock and list our shares of Class A Common Stock for trading on Nasdaq or cause our Class A Common Stock to be quoted on the OTC Market or listed on the Canadian Securities Exchange.

In addition, the Origo Shares have been delisted from trading on Nasdaq and currently trade on the OTC Pink marketplace. Unless Origo or the Successor entity have its shares approved for listing on the Nasdaq Capital Market, Origo shall have failed to comply with a condition to closing of the Origo Merger. On February 28, 2018, Hightimes Holding and Origo amended the Merger Agreement and the parties agreed that Hightimes Holding may unilaterally terminate the Origo Merger at any time on or after April 15, 2018. On May 22, 2018, we further amended the Merger Agreement and agreed that the outside closing date of the Origo Merger would be extended to September 12, 2018. To date, Hightimes Holdings has not elected to terminate the Origo Merger, although it reserves the right to do so at any time prior to September 12, 2018

If we are successful in completing the Origo Merger, subject to the combined companies meeting the applicable Nasdaq requirements for continued listing, we anticipate that all shares of voting Class A common stock of High Times Media Corporation, the Nevada corporation that we anticipate will be the Successor to Origo, that will be issued to all Hightimes Holding security holders as merger consideration, together with other outstanding Origo Shares and warrants will also trade on Nasdaq.

However, we may wait to consummate the Origo Merger before commencing trading of our Class A Common Stock on either Nasdaq or the OTC Market or Canadian Securities Exchange. As a result, at least until September 12, 2018, you may experience a delay between the closing of your purchase of shares of our Class A Common Stock and the commencement of trading of such shares on Nasdaq, the OTC Market or the Canadian Securities Exchange.

There can be no assurance that the Hightimes Holding Class A Common Stock sold in this Offering will be approved for listing on Nasdaq or quoted on the OTC Market or listed on the Canadian Securities Exchange, or that the Origo Merger will be consummated. See “Risk Factors” starting on page 14 of this Offering Circular.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, may elect to comply with certain reduced reporting requirements for this Offering Circular and future filing after this Offering.  Following this Offering, Hightimes Holding will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “The Transactions” and “Management—Corporate Governance.”

76

ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $1,100,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $1,100,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $1,100,000.

Offering Period and Expiration Date

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the “Qualification Date”) and will terminate on the Termination Date (the “Offering Period”).

Procedures for Subscribing

If you decide to subscribe for our Common Stock shares in this Offering, you should:

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by either check, wire, credit card or ACH deposits to the escrow agent, Prime Trust, located at 2300 West Sahara, Suite 1170, Las Vegas, NV 89102, pursuant to the instructions set forth in the subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

77

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase our Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company’s satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon by CKR Law, LLP, New York, New York and Los Angeles, California.

EXPERTS

The financial statements of the Company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report of RBSM, LLC, an independent certified public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

78

HIGHTIMES HOLDING CORP.

Index to Consolidated Financial Statement

December 31, 2017 and 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Hightimes Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hightimes Holding Corp. (the “Company”), as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017 and 2016 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, has an accumulated deficit and has stated that substantial doubt exists about Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP
We have served as the Company’s auditor since 2017
New York, New York,

April 4, 2018

New York, Washington, California,

China, India, Greece

Member of ANTEA International with affiliated offices worldwide

F-2

Hightimes Holding Corp.

Consolidated Balance Sheets

(in thousands except share, per share, and stated value per share)

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$118	$1,456
Accounts receivable, net	369	636
Income tax receivable	25	25
Investment securities at fair value	2,134	-
Employee advances	4	-
Deferred costs and prepaid expense	358	337
Total current assets	3,008	2,454

Fixed assets and technology, net	671	887
Intangible assets - event rights	375	-
Other assets	15	60
Total assets	$4,069	$3,401

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$5,159	$1,947
Revolving line of credit, net	-	1,200
Derivative and warrant liability	4,052	-
Deferred revenue	1,461	1,582
Capital lease obligation – short term	25	27
Notes payable – non-related party	125	-
Notes payable – related party	267	555
Convertible notes, fair value	13,631	-
Convertible notes payable	304	1,000
Convertible share purchase note – related party, short-term	7,500	-
Total current liabilities	32,524	6,311

Capital lease obligation – long term	-	25
Convertible share purchase note – related party, long term	21,000	-
Total liabilities	53,524	6,336

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 19,876,903 and 19,047,990 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	2	2
Additional paid in capital	2,485	80
Accumulated deficit	(51,942)	(3,017)
Total stockholders’ deficit	(49,455)	(2,935)
Total liabilities and stockholders’ deficit	$4,069	$3,401

The accompanying notes are an integral part of these consolidated financial statements

F-3

Hightimes Holding Corp.

Consolidated Statements of Operations

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Revenue
Festivals, events and competitions	$11,037	$9,938
Publishing and advertising	3,192	4,303
Merchandise and branding	252	367
Total revenue	14,481	14,608

Cost of goods sold
Festivals, events and competitions	10,360	6,684
Publishing and advertising	937	1,100
Merchandise and branding	13	12
Total cost of goods sold	11,310	7,796
Gross profit	3,171	6,812

Operating expenses:
Sales and marketing	397	365
General and administrative	7,219	7,385
Professional fees	8,933	1,789
Depreciation and amortization	232	79
Total operating expenses	16,781	9,618
Loss from operations	(13,610)	(2,806)

Other income (expense):
Interest expense, net	(4,558)	(126)
Change in fair value of derivative and warrant liability	(3,380)	-
Change in fair value of investment securities	1,134	-
Change in fair value of convertible notes	(1,117)	-
Loss on debt extinguishment	(1,231)	-
Finance charges	(1,919)	-
Other (expense) income	(13)	6
Total non-operating expenses	(11,084)	(120)

Net loss	$(24,694)	$(2,926)

Deemed dividend on repurchase of THC shares	(24,231)	-
Loss attributable to common shareholders	$(48,925)	$(2,926)

Net loss per shares, basic and diluted	$(2.51)	$(0.15)
Weighted average common shares outstanding, basic and diluted	19,516,861	19,047,990

The accompanying notes are an integral part of these consolidated financial statements

F-4

Hightimes Holding Corp.

Consolidated Statements of Stockholders’ Deficit

For the years ended December 31, 2017 and 2016

(in thousands except share, per share, and stated value per share)

	Common Stock Class A		Stock Subscription	Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Receivable	Capital	Deficit	Deficit
Balance as of December 31, 2015	19,047,990	$2	$(107)	$80	$(91)	$(116)
Cash received for stock subscription receivable	-	-	107	-	-	107
Net loss	-	-	-	-	(2,926)	(2,926)
Balance as of December 31, 2016	19,047,990	$2	$-	$80	$(3,017)	$(2,935)
Issuance of common shares for cash	5,508,419	-	-	9,011	-	9,011
Issuance of common shares for conversion of promissory notes	598,149	-	-	781	-	781
Issuance of common shares for service	6,007,523	1	-	6,688	-	6,689
Issuance of common shares for interest	260,667	-	-	650	-	650
Issuance of common shares for convertible notes, fair value	39,351	-	-	217	-	217
Repurchase of THC shares	(11,585,196)	(1)	-	(16,672)	-	(16,673)
Deemed dividend on repurchase of THC shares	-	-	-	-	(24,231)	(24,231)
Net value of Hightimes Holding Corp.	-	-	-	(11)	-	(11)
Stock-based compensation	-	-	-	1,741	-	1,741
Net loss	-	-	-	-	(24,694)	(24,694)
Balance as of December 31, 2017	19,876,903	$2	$-	$2,485	$(51,942)	$(49,455)

The accompanying notes are an integral part of these consolidated financial statements

F-5

Hightimes Holding Corp.

Consolidated Statements of Cash Flows

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Cash flows from operating activities
Net loss	$(24,694)	$(2,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	232	79
Allowance for doubtful accounts	150	453
Direct write-offs	-	608
Issuance of common shares for service	6,689	-
Issuance of common shares for interest	650	-
Stock-based compensation	1,741	-
Financing fee on ExWork note	300	-
Amortization of debt discount	1,950	-
Change in fair value of derivative liability	3,380	-
Change in fair value of investment securities	(1,134)	-
Change in fair value of convertible notes	1,117	-
Loss from extinguishment of debt	1,231	-
Net value of Hightimes Holding Corp.	(11)	-
Changes in operating assets and liabilities:
Accounts receivable	118	(1,582)
Income tax receivable	-	(8)
Employee advances	(4)	-
Prepaid expenses and other current assets	24	(3)
Accounts payable and accrued liabilities	1,712	1,088
Deferred revenue	(1,121)	839
Net cash used in operating activities	(7,670)	(1,452)

Cash flows from investing activities:
Purchases of fixed assets	(16)	(654)
Net cash used in investing activities	(16)	(654)

Cash flows from financing activities
Payment for capitalized lease obligations	(27)	(23)
Proceeds from line of credit	11,895	1,200
Payment of line of credit	(1,595)	-
Payments for debt issuance cost	(149)	-
Proceeds from notes payable	1,525	-
Payment of notes payable	(1,400)	-
Proceeds from notes payable related parties	1,435	-
Payment of notes payable related parties	(1,723)	(60)
Proceeds from borrowing from HTH	-	375
Proceeds from convertible note	1,030	1,000
Payment of convertible notes payable	(1,250)	-
Payment of purchase note	(1,500)	-
Cash payment to shareholders	(10,904)	-
Proceeds from issuance of common stock	9,011	-
Net cash provided by financing activities	6,348	2,492

Net change in cash and cash equivalents	(1,338)	386
Cash and equivalents, beginning of period	1,456	1,070
Cash and equivalents, end of period	$118	$1,456

The accompanying notes are an integral part of these consolidated financial statements

F-6

Hightimes Holding Corp.

Consolidated Statements of Cash Flows (Continued)

(in thousands except share, per share, and stated value per share)

	For the Years ended December 31,
	2017	2016
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,155	$80
Cash paid for employee deferred compensation	$677	$-

Non-cash investing and financing activities:
Stock receivable related party adjusted against accrued payroll	$-	$107
Conversion of convertible promissory notes	$781	$-
Assumed convertible note for event lease and rights	$375	$-
Initial derivative liability relates to convertible notes payable	$101	$-
Initial derivative liability and debt discount of warrants issued for convertible notes, fair value	$570	$-
Unpaid success fee relates to convertible notes, fair value	$1,500	$-
Issuance of common shares for convertible notes, fair value	$217	$-
Purchase consideration accounted by issuing notes	$30,000	$-
Investment shares received as advance payment on advertising agreement	$1,000	$-

The accompanying notes are an integral part of these consolidated financial statements

F-7

Note 1 – Nature of Business

Hightimes Holding Corp. (“Holding” or the “Company”) was incorporated in Delaware Corporation in December 2016. Holding was formed to acquire 100% of the common stock of Trans-High Corporation.

Effective March 1, 2017, the Company acquired 100% of the issued and outstanding common stock of Trans-High Corporation (“THC”) and its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively “High Times Group”).

THC was incorporated and began operations in the State of New York in 1974. THC was formed to engage in the development, publishing, marketing and sale of a print magazine, “HIGH TIMES” ®. THC conducts its business under the name of High Times. The business of High Times Group is now the sole business of the Company.

High Times Group has evolved from a print magazine into a diversified media, information services and live entertainment company focused on creating and distributing authoritative and engaging content related to “all things Cannabis” to consumers and businesses throughout the world. Over its 43-year history, the HIGH TIMES® magazine has been providing consumers and businesses with information on cultivation, legal issues, entertainment, culture and hard-hitting news surrounding the Cannabis industry.

High Times Group is comprised of businesses across a range of media platforms, including: traditional print publications, digital publication of its content, and original over-the-top content programming distributed under its High Times brand. High Times Group’s content makes its various print and online properties a source of news and information within the Cannabis industry and a destination for consumers across various media outlets. The Company’s core properties, including its High Times and Cannabis Cup brands, its products and services are delivered to a broad audience within the Cannabis industry market.

The High Times Group delivers its content to consumers across numerous distribution platforms consisting not only of traditional print, but also through an array of digital platforms including websites, applications for mobile devices and tablets, social media and live entertainment events. The High Times Group is focused on pursuing integrated strategies across its business divisions to continue to capitalize on the growth in digital consumption and the development of continuing state legalization of both medical and recreational Cannabis consumption and production. The Company believes that the increasing number of media choices and formats will allow the Company to continue to deliver its content in a more engaging, timely and personalized manner, provide opportunities to more effectively monetize its content via strong customer relationships and more compelling and engaging advertising solutions and reduce the production and distribution costs of print publication and continue to focus on digital platforms and live entertainment events.

The Company’s operations are organized into two reporting segments: (i) festivals events and competitions, including live events and productions, including its Cannabis Cup®, and (ii) publishing and print advertising, including the publication of its monthly High Times Magazine®, Other non-segment operating revenue includes e-Commerce; and licensing and branding, including co-sponsorship and strategic partnership arrangements.

Merger of Hightimes Holding Corp. and Trans-High Corporation

THC completed a merger transaction on March 6, 2017, an accounting effective date of March 1, 2017 with the Company. Until the merger, Holding had nominal amount of assets and liabilities, except for restricted funds used solely to affect the merger transaction. Effective with the merger, the directors and shareholders of THC thereupon had economic control. THC has been considered the acquirer in this transaction, commonly referred to as a “reverse merger” of a non-substantive holding company and accounted for as a recapitalization. Accordingly, no goodwill or other adjustment in basis of assets is recorded, the shares of Holding, the legal acquiring entity, are treated as issued as of the date of the transaction, and the shares held by the economic controlling shareholders after the transaction, are treated as outstanding for the entirety of the reporting periods. THC currently remains a wholly-owned subsidiary of Holding.

F-8

Offering – Regulation A

On March 12, 2018, the Company’s Offering Statement pursuant to Regulation A on Form 1-A (File No 024-10794) relating to its offering of its common stock was declared effective by the Securities and Exchange Commission (SEC). Pursuant to the 2012 JOBS Act, Title IV, and the updated Securities and Exchange Commission rules regarding the Regulation A exemption under the Securities Act of 1933 which permitted an unregistered offering of up to $50 million (Tier 2) in securities by U.S. and Canadian companies. Pursuant to such Offering Statement under Regulation A, the Company may commence selling shares of its common stock at a public offering price of $11.00 per share. The offering requires a minimum of 454,545 shares of the Company’s Class A Common Stock for $5,000 and up to 4,545,454 shares of the Company’s Class A Common Stock (the “Offered Shares”) for up to $50,000 (the “Maximum Offering Amount”).

Note – 2 Summary of Significant Accounting Polices

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Trans-High Corporation, its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. All the subsidiaries are inactive except for Trans-High Corporation and High Times Production, Inc. All intercompany transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The Company’s significant estimates include, but are not limited to, useful lives assigned to intangible assets, fair value of stock options and warrants, stock-based compensation, common stock issued to advertising license advance, investments, provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a net loss of $24,694 and $2,926, respectively, for the years ended December 31, 2017 and 2016. As of December 31, 2017, the Company has an accumulated a deficit of $51,942. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock. The Company was merged with THC effective March 1, 2017.

F-9

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). Under the acquisition method the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the consolidated statement of income (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Reclassification

The Company reclassified certain amounts from accounts payable to notes payable – related party in the prior year consolidated statements of balance sheets and cash flows to conform to the related presentation in 2017.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company’s cash and cash equivalents consist of domestic bank accounts as well as interest-bearing accounts consisting primarily of bank deposits and money market accounts managed by third-party financial institutions. Cash and cash equivalents are stated at cost, which approximates fair value.

Cash held in interest-bearing operating accounts from time-to-time may exceed the Federal Deposit Insurance Corporation insurance limits. To reduce its credit risk, the Company utilizes known financial institutions that hold the Company’s cash and cash equivalents; however, these balances could be impacted in the future if the underlying financial institutions fail. To date, the Company has experienced no loss or lack of access to its cash or cash equivalents; however, the Company can provide no assurances that access to its cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Accounts Receivable

The Company’s accounts receivable is primarily due from advertisers and sponsors. Credit is extended to clients based on an evaluation of each client’s creditworthiness and financial condition; collateral is not required. The Company maintains allowances for uncollectible accounts, returns, and discounts. The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer’s account ages beyond typical collection patterns, or the Company becomes aware of a customer’s inability to meet its financial obligations. The allowance for uncollectible accounts is based on the aging of such receivables and any known specific collectability exposures. Accounts are written off when deemed uncollectible. Allowances for rebates, rate adjustments, returns, and discounts are generally based on aging of the receivables with balance over 90 days reserved. Net Credit balances due to refunds or other make-goods are reclassed to liability. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse clients and individually small balances. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $646 and $497 at December 31, 2017 and 2016, respectively.

Prepaid Expense and deferred costs

The majority of the Company’s prepaid expenses relate to event expenses including show advances and deposits and other costs directly related to future concert events or festivals. All advances are expected to be recouped over a period of less than 12 months. These prepaid costs are charged to operations upon completion of the related events or festivals. Prepaid expense includes costs paid by the Company for future publications of the magazine. These costs, consist primarily of magazine issue production, printing, and any prepaid postage costs, are capitalized and recognized in expenses when the publication has occurred, generally does not to exceed 12 months.

F-10

Fixed assets and technology, net

Property and equipment (tangible and intangible) are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation or amortization expense is provided primarily by the straight-line method over the estimated useful lives of the assets. The Company’s fixed assets include assets such as technology infrastructure, internal-use software, website development and leasehold improvements. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases. During 2016, the Company substantially completed the buildout of a new corporate website.

These assets consist of the fees paid to third-parties to develop and build the website. The estimated useful lives of the fixed assets are as follows:

Life (years)
Furniture and equipment	3-7
Leasehold improvements	life of lease
Computer software	3-5
Website design	3-5
Digital app software	3-5

Leasehold improvements are amortized over the shorter of the term of the related leases or estimated useful lives. Major maintenance activities and improvements are capitalized; other maintenance, repairs, and minor renewals are expensed. Depreciation and expenses for maintenance, repairs, and minor renewals are included in both Cost of Sales and Selling and Administrative Expense on the Consolidated Statements of Operations.

Included in fixed assets is the capitalized cost of computer software, digital app software (internal-use software) and website development, including software used to upgrade and enhance the Website and processes supporting the business. The Company capitalizes costs incurred during the application development stage of internal-use software and amortize these costs over the estimated useful life of three to five. Costs incurred related to design or maintenance of internal-use software are expensed as incurred.

During the years ended December 31, 2017 and 2016, the Company capitalized $16 and $654, respectively, of costs associated with internal-use software and website development, both developed by 3rd party contracted developers externally. Depreciation and amortization of property, equipment (including capital leases), and leasehold improvements was $64 and $79 in fiscal 2017 and 2016, respectively. Depreciation and amortization of costs associated with internal-use software and website development was $168 and nil in fiscal 2017 and 2016, respectively.

Upon sale or retirement of assets, cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the consolidated statements of income.

F-11

Website and technology

Website and technology is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. During the website software application development stage, capitalized costs include external consulting costs, cost of software licenses, and internal payroll and payroll-related costs for employees who are directly associated with a software or website project. Upgrades and enhancements are capitalized if they result in added functionality which enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion, and business process reengineering costs are expensed in the period in which they are incurred.

Impairment of Long-lived Assets

Long-lived assets (primarily property and equipment and amortizable intangible assets) are reviewed for impairment whenever events and circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by comparison of the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. Tests for impairment or recoverability require significant management judgment, and future events affecting cash flows and market conditions could result in impairment losses.

Investment

On September 29, 2017, the Company obtained 332,447 common shares as compensation for a lock-up of providing event services under a sponsorship and advertising agreement with Cannabis Sativa, Inc. (OTCQB: CBDS) with a fair value of $1,000,000 as of September 30, 2017 which was based upon the 10-day average as of the execution date of the agreement on September 29, 2017. The value of the shares will be amortized and revenue recognized over the term of the agreement which is from October 15, 2017 to October 15, 2019.

The Company’s investment in CBDS is less than 20% of the outstanding voting stock and significant influence does not exist. The Company elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at December 31, 2017. The Company recorded a $1,134 increase in fair value of investment securities for the year ended December 31, 2017.

Determination of the Fair Value of Common Stock on Grant Dates

Holding is a private company with no active public market for its common stock. Therefore, the Company has periodically determined for financial reporting purposes the estimated per share fair value of its common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. In conducting the contemporaneous valuations, the Company considered all objective and subjective factors that it believed to be relevant for each valuation conducted, including its best estimate of the business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. Based on these contemporaneous factors, the fair value of its common subject subsequent to the announcement of the Merger, was primarily based upon the fair value of Origo Acquisition Corp. (“Origo”) common stock as quoted on the Nasdaq website (closing price).

Sequencing

As of February 27, 2017, the Company adopted a sequencing policy whereby all future instruments may be classified as a derivative liability with the exception of instruments related to share-based compensation issued to employees or directors. On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset/event right. The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018. The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange). Due to this sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note. The fair value of derivative liability as of August 10, 2017 and December 31, 2017 was $101 and $86, respectively.

F-12

Segment Information

For all periods presented, the Company’s reportable segments are publishing and Festivals & Events. The Festivals and Events segment involves the promotion of live music events under the trademarked name, Cannabis Cup, in the US in the in rented third-party venues, the production of music festivals and the creation of associated content. The revenue generated by the Festivals and Events segment includes ticket sales, sponsorship and advertising. The Company manages the development of strategic sponsorship programs in addition to the sale of national and local sponsorships and placement of advertising such as signage, promotional programs, rich media offerings, including advertising associated with live streaming and music-related content, and ads across the Company’s distribution network of events and websites.

The Publishing segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The Publishing segment is accounting for 22% and 30% of the Company’s total revenues in 2017 and 2016, respectively, and consists of operations related to magazine and digital distribution of content, principally through the Company’s website, hightimes.com. Revenues from magazine and digital advertising represented approximately 70% of the segment’s revenues in 2017, while circulation revenues represented approximately 22% of the segment’s revenues.

High Times is the leading publication for the High Times brand. The magazine content targets primarily the cannabis industry. The Company publishes 12 issues of High Times annually and quarterly special editions.

Magazine Production, Distribution and Fulfillment. The Company produces and prints its magazines under an agreement with Quad Graphics. The vast majority of subscription copies of the magazines are delivered by the U.S. Postal Service. The Company uses Curtis Printing Company for the sales, marketing, billing, collection and distribution services for retail and newsstand sales of the magazines; and Palm Coast for subscription fulfillment services for the magazines.

Digital

Websites

Hightimes.com, is a premier website for cannabis related content, and it offers a vast quantity of continually updated articles and videos. Starting in 2015, the Company invested in a redesign of its website that allows for additional functionality. This, along with other enhancements such as a responsive website design, allows for improved user engagement and expanded advertising inventory, including optimized access from smartphones and tablets.

Digital Editions and Apps

High Times is available on multiple digital platforms. Digital editions are available through Amazon’s Kindle Fire and through the Zinio platform. In 2016, digital editions accounted for approximately 4% of all circulation. In addition to the digital editions of the magazine, the Company also produces numerous mobile and tablet applications to further distribution of the magazine and provide for content through creative, accessible platforms to accommodate the growing popularity of smartphones and tablet devices.

F-13

Competition

Publishing is a highly competitive business in an industry undergoing rapid change. The magazines, websites and digital apps compete not only with other similar products, but also with other mass media, websites and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates, as well as editorial and aesthetic quality, the desirability of the magazine’s demographic, reader response to advertisers ‘products and services and the effectiveness of the advertising sales staff. In addition, as a result of a shift from print to digital media, the magazines are increasingly face competition for audience and advertising from a wide variety of digital alternatives, including blogs and other do-it-yourself websites and digital applications, social media sites, digital advertising networks and exchanges, and other new media formats. High Times competes for readers and advertising dollars with other cannabis industry related lifestyle magazines and websites. Capturing advertising sales for the digital properties is highly competitive as well. The website www.hightimes.com competes with other how-to, cannabis and lifestyle websites. Competition for digital advertising is based on the number of unique users the sites attract each month, the demographic profile of that audience and the number of pages they view on the site and audience response to advertisers’ products and services and the challenge is to attract and retain users through an easy-to-use and content-relevant website.

Virtually all of the Company’s revenues are generated in the U.S. and all of the assets reside within the U.S.

Revenue and expenses earned and charged between segments are eliminated in consolidation. The Company’s capital expenditures below include accruals and expenditures funded by outside parties such as landlords.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by; the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

There are two principal financial measures reported to the chief executive officer (the chief operating decision maker) for use in assessing segment performance and allocating resources. Those measures are operating profit and EBITDA. Operating profit for segment reporting, disclosed below, is revenues less operating costs and unallocated corporate expenses. Segment operating expenses include allocations of certain centrally incurred costs such as employee benefits, occupancy, information systems, accounting services, internal legal staff, and human resources administration. These costs are allocated based on actual usage or other appropriate methods, primarily number of employees. Unallocated corporate expenses are corporate overhead expenses not attributable to the operating groups. Interest income and expense are not allocated to the segments. In accordance with authoritative guidance on disclosures about segments of an enterprise and related information, EBITDA is not presented in these notes to the financial statements.

Fair Value of Financial Instruments

The carrying amount of the cash and cash equivalents, account receivables from customers, accounts payable, accrued expenses, amounts due to director, line-of-credit, notes payable – related parties, notes payable – third parties and stock-based compensation approximates fair value because of the short maturity and liquidity of those instruments.

Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs in the valuation techniques as follows:

Level 1 – Financial assets and liabilities whose values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Financial assets and liabilities whose values are based on unobservable inputs for the asset or liability.

As of December 31, 2017 and 2016, the fair values of cash and cash equivalents, other assets, accounts payable and accrued liabilities approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the Company’s Notes prior was based on amortized cost which was deemed to approximate fair value.

F-14

Assets measured at fair value on a nonrecurring basis

The Company’s non-financial assets, such as property and equipment (including software), are not required to be measured at fair value on a recurring basis. The Company evaluates the recoverability of when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Any resulting asset impairment requires that the asset be recorded at its fair value.

Common Stock Purchase Warrants and Derivative Financial Instruments

Common stock purchase warrants are classified as equity if the contracts (1) require physical settlement or net-share settlement or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as equity or liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Fair Value Option

The Company has elected the fair value option to account for the ExWorks Loan that was issued on October 31, 2017 and records this at fair value with changes in fair value recorded in the Consolidated Statements of Operations. As a result of applying the fair value option, direct costs and fees related to the ExWorks Loan were recognized in earnings as incurred and not deferred.

The Company has also elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at December 31, 2017.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Convertible notes and accrued interest	3,300,594	-
Warrants to purchase common stock	720,880	-
Options to purchase common stock	1,737,779	-
Total	5,759,253	-

F-15

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances. The Company’s revenue base consists of the sale of tickets for admittance to its Cannabis Cup Events, entrance fees to its Cannabis Cup competitive events, advertising sales, recurring subscriptions to its High Times Magazine®, direct merchandising sales, sponsorship sales and licensing fees. The High Times Group manages its licensing businesses through co-sponsorship and strategic partnership arrangements.

The Company follows certain segment-specific revenue recognition policies that are discussed below.

Festivals, events and competitions:

The Company’s Festivals, events and competitions segment includes three categories of revenues, which are recognized as follows:

Cannabis Cup:

The Company earns revenue primarily from the sale of tickets to its Cannabis Cup Events, the sale of entry fees into Cannabis Cup competitions. venue-event sponsorships. Advance tickets to Cannabis Cup Events are sold via third-party ticketing service providers under ticketing agreements. Revenue from the promotion and production of an event in the Festivals and Events segment is recognized after the show occurs. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorships and other revenue, which is not related to any single event, is classified as deferred revenue and generally recognized over the operating season or the term of the contract. Generally, sponsorship and advertising are related to a specific event.

For tickets sold to events at the Company’s festivals in the United States, which are collected in advance of the event are recorded as deferred revenue until the event occurs The Company accounts for taxes that are externally imposed on revenue producing transactions on a net basis.

The Company also works with other commercial businesses operating within the Cannabis industry under the Cannabis Cup vendor program by providing vendors with tables and trade booths at a specific Cannabis Cup event, which helps to drive awareness of the vendor’s business by connecting with the Cannabis Cup’s dedicated fan base.

Publishing and advertising:

The Company’s primary source of revenue is advertising. Other sources include circulation and other revenues.

Advertising revenues—Advertising revenues are recognized when advertisements are published (defined as an issue’s on-sale date). The Company’s advertising revenue contract do not generally include any provisions for rebates or rate adjustments. Advertising revenue is stated net of agency commissions and cash and sales discounts. Digital advertising revenues are recognized ratably over the contract period or as services are delivered.

Circulation revenues—Revenue from subscription contracts for High Times Magazines results from advance payments for subscriptions received from customers and is recognized on a straight-line basis over the life of the subscription contract as issues are delivered. Circulation revenues include magazine single copy and subscription revenue. Single copy revenue is recognized upon publication. Due to historically minimal returns no provision for estimated returns is calculated. Revenues from magazine subscriptions are deferred and recognized proportionately as products are distributed to subscribers.

F-16

Other revenues—Revenues from customer relationship marketing and other custom programs are recognized when the products or services are delivered. In addition, the Company participates in certain arrangements containing multiple deliverables. The guidance for accounting for multiple-deliverable arrangements requires that overall arrangement consideration be allocated to each deliverable (unit of accounting) in the revenue arrangement based on the relative selling price as determined by vendor specific objective evidence, third-party evidence, or estimated selling price. The related revenue is recognized when each specific deliverable of the arrangement is delivered. Brand licensing-based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract. Payments are generally made by the Company’s partners on a monthly or quarterly basis. Generally, revenues are based on actual sales are reported by partners. Any further adjustments are typically recorded within three months of the initial recording of revenue and have not been material.

In certain instances, revenues are recorded gross in accordance with US GAAP although the Company receives cash for a lesser amount due to the netting of certain expenses. Amounts received from customers in advance of revenue recognition are deferred as liabilities and recognized as revenue in the period earned.

Merchandising and Branding:

The High Times Group licensing operations cover a diverse range of products and live event categories. The High Times Group licenses the High Times® and Cannabis Cup® brands and properties for use on third-party products or services. The High Times Group earns royalties or participates in revenue sharing arrangements with strategic partners, both of which are usually based on a fixed percentage of the wholesale or retail selling price of the products or services.

The e-Commerce retail segment generates revenue primarily from licensing the Company’s branded properties, including trademarks and media content, to third parties for use on consumer merchandise.

Revenue through the on-line store is recognized when the 3rd party reports revenue to the company. Revenue is recorded on a net basis.

Advertising Expense

The Company records advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred, The Company’s advertising expenses relate to advertising efforts to increase magazine subscription acquisition efforts and advertising of Cannabis Cup events. Advertising costs are not capitalized and are expensed the first time the advertising takes place. Advertising expense is included in cost of goods for events, and sales and marketing expenses for print and totaled $206 and $84 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the Company had no prepaid advertising expense.

Direct Operating Expenses

Direct operating expenses include artist fees, show-related marketing and advertising expenses, royalties paid to clients for a share of service charges, rent expense for events in third-party venues, credit card fees, commissions paid on tickets distributed through independent sales outlets away from the box office, and salaries and wages related to seasonal employees at the Cannabis Cup events along with other miscellaneous costs, these costs are primarily variable in nature. Direct operating expenses for publishing include the costs related to producing and distributing the magazine, inclusive of postage costs.

Income Taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when such a change is enacted. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion of or the entire asset will not be realized.

F-17

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company has established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations. The Company has not incurred or needed to record any liability, related to interest and penalties during the years ended December 31, 2017 and 2016.

The Company subject to audit by federal and various state jurisdictions, and such jurisdictions may assess additional income taxes based on such audits. Although the Company believes its tax estimates are reasonable, the final determination of any tax audits and any related litigation could be materially different from historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on the operating results or cash flows in the period or periods for which that determination is made.

Loss contingencies

In the normal course of business, the Company are involved in legal proceedings and other potential loss contingencies. The Company accrues a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The Company expenses legal fees as incurred (see Note 14).

Comprehensive Income

Comprehensive income consists of net earnings and other gains and losses affecting shareholders’ equity that, under US GAAP, are excluded from net earnings. The Company has no elements of comprehensive income (loss) in 2017 and 2016.

Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its consolidated financial statements and related disclosures.

F-18

In February 2017, the FASB issued ASU 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610-20), which clarifies the scope and application of ASC Topic 610-20 on accounting for the sale or transfer of nonfinancial assets, that is an asset with physical value, such as real estate, equipment, intangibles or similar property. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has not yet evaluated the impact of the adoption of this accounting standard on its financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323), which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect the adoption of ASU 2017-03 to have a material impact our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. Adoption of ASU 2017-01 may have a material impact on the Company’s consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU is designed to address simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company adopted this ASU on January 1, 2017 and the adoption did not have a material impact on the consolidated financial statements or related footnotes.

F-19

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB delayed the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In addition, in March and April 2016, the FASB issued new guidance intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. Both amendments permit the use of either a retrospective or cumulative effect transition method and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early application permitted. The Company is assessing the impact of this new standard on its financial statements and has not yet selected a transition method.

Note 3 – Trans-High Corporation Merger Transaction

Effective March 1, 2017, Trans-High Corporation’s stockholders (the “THC Stockholders”) sold 100% of the capital stock of Trans-High Corporation, and indirectly the subsidiaries of Trans-High, under the terms and conditions of a stock purchase agreement (the “THC Acquisition”) with Hightimes Holding Corp., dated February 14, 2017. The transaction price for the THC Acquisition was $42,200 plus 7,723,461 shares of Class A Common Stock of Holding which represent at closing 40% of the “Fully-Diluted Holding Class A Common Stock.”

The purchase price details as follows:

Payment to former THC Stockholders	$10,904
Purchase Note to THC Stockholders	30,000
Payment to retire BAZ Note Payable	1,121
Payment for Legal Costs to Close	175
Total Purchase Price	$42,200

The purchase price was paid with $12,200 in cash (the “Closing Cash Payment”), which included approximately $1,210 used to retire the Line of Credit of THC, plus three-year installment 8% convertible purchase notes payable to the stockholders of Trans-High aggregating $30,000 (the “Sellers Purchase Notes”). The Sellers Purchase Notes accrued interest at a rate of 8% per annum which is payable in quarterly installments with the first payment due on August 28, 2017. The first quarter payment of principal ($1,500), interest ($1,200), and default interest ($54) was made on November 7, 2017. The Company determined that the fair value of the note approximated the principal amount of $30,000 based on the current market rates as of the date of the acquisition. All of the Purchase Notes automatically convert into shares of non-voting Class B Common Stock of Hightimes Holding Corp.

F-20

On October 31, 2017, the Company agreed with the Purchase Noteholders to defer the second payment, which is due on November 28, 2017, to February 28, 2018. Accordingly, the Sellers Purchase Notes shall increase the accrued interest rate to 10% per annum until all installments are paid on a current quarterly basis or the Sellers Purchase Notes are converted to common shares.

The conversion price of the Sellers Purchase Notes shall be equal to the closing day market price of the Class A Common Stock listed on a Qualified Stock Exchange on the first trading day that the automatic conversion of the Sellers Purchase Notes occurs. Accordingly, each holder of Seller Purchase Notes shall receive, following a Conversion Event, that number of additional shares of the Class B Common Stock equal to the result of dividing the then outstanding principal amount of the Purchase Note held by such holder by the per share conversion price.

In addition to the Closing Cash Payment and Sellers Purchase Notes, Holding issued to the THC Stockholders 19,047,990 shares of Class A Common Stock, of which 11,585,196 was purchased back by Holding, leaving the THC Stockholders with a net of 7,462,794 shares of Class A Common Stock, thus providing that such shares, in the aggregate, shall represent at Closing of the Stock Purchase Agreement 40.0% of the issued and outstanding shares of Holding’ Fully-Diluted Common Stock.

 Hightimes Holding Corp. financed the closing cash payment and the working capital through approximately $7,628 contributed to Hightimes Holding Corp. by 58 accredited investors in consideration for an aggregate of 5,307,083 shares of Class A Common Stock, and a $7,500 senior secured revolving debt facility.

The Company evaluated whether the above transaction is a substantive transaction that should be accounted for under ASC 805. Just prior to the close of the transactions, Holding was a newly-formed entity (NewCo) with nominal cash contributed and with the singular purpose to affect the merger transaction with THC. Pursuant to ASC 805-10-55-15, a new entity formed to affect a business combination is not necessarily the acquirer. Since, Holding was formed to issue equity interests to affect a business combination, the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in ASC 805-10-55-10 through 55-14. Management determined that Holding did not have significant recombination activities to qualify Holding to be the accounting acquirer. The business combination of Holding and THC is deemed to be in substance a capital transaction rather than a business combination under ASC 805-10-55-11. For accounting purposes, the historical operations presented are of THC’s operations with Holding consolidated as of March 1, 2017.

For financial reporting purposes, THC has been treated as the “acquirer” and the accounting is akin to a reverse acquisition. Accordingly, the assets and liabilities of THC are reported at their historical cost and the assets and liabilities of Holding were recorded at their historical cost basis. The consolidated financial statements reported herein have been retroactively restated for all periods presented to report the historical financial position, results of operations and cash flows of THC.

The principal on the Sellers Purchase Notes is due and payable quarterly and the first payment was due on August 28, 2017, but was made on November 17, 2017, with the next schedule payment due on November 28, 2017, which has not been paid and was delayed into early 2018 with no fixed scheduled date.

Payment date	Amount	Balance
September 30, 2017	$-	$(30,000)
Payments 2017	3,000	$(27,000)
Payments 2018	6,000	$(21,000)
Payments 2019	4,500	$(16,500)
Payments 2020	$16,500	$-

The February 28, 2017 balance sheet of Holding, as follows:

Cash at closing	$-
Notes receivable from THC	825
Debt issuance costs	50
Total liabilities	886
Total stockholders’ deficit	$(11)

F-21

Note 4 – Origo Acquisition Corporation Merger Transaction

On July 24, 2017, Hightimes Holding entered into a merger agreement, as amended on September 25, 2017 and February 28, 2018 (the “Merger Agreement”) with Origo, that was formed as a special purpose acquisition corporation, or “SPAC.” The Origo ordinary shares currently trade on the Nasdaq Capital Market under the symbol OACQ. On January 24, 2018, the Origo ordinary shares closed at a price of $10.60 on the Nasdaq Capital Market.

Under the terms of the Origo Merger, a newly formed subsidiary of Origo (the “Merger Sub”), will be merged with and into Hightimes Holding, with Hightimes Holding continuing as the surviving entity following the Merger. On or promptly following consummation of the Origo Merger, Origo will seek to convert its jurisdiction of incorporation from the Cayman Islands to the State of Nevada, and change its name to High Times Media Corporation (the “Successor”); in which event, each holder of Origo ordinary shares and warrants will receive an identical number of shares of common stock, $0.0001 par value per share, of the Nevada corporation Successor and an identical number of warrants to purchase such common stock.

Under the terms of the Origo Merger Agreement, the High Times Group is valued at a minimum of $250,000 subject to increase in value for each dollar of net proceeds in excess of $5,000 that the Company raises from subscribers in this Reg A+ Offering. At Closing, the Successor will issue, as Merger Consideration, a minimum of 23,474,178 shares of its common stock to the former holders of Hightimes Holding securities (other than holders of Hightimes Holding stock options) with each share of the Successor valued at $10.65 per share. The Merger Agreement provides that in the event that Hightimes Holding raises net proceeds in excess of $5,000 from any public or private offering of its Class A Common Stock prior to the Merger, the $250,000 valuation of the Hightimes Group would be subject to increase on a dollar-for-dollar basis, with a corresponding increase in the number of shares of Origo Shares of the Successor representing the Merger Consideration. By way of example, if Hightimes Holding is able to raise net proceeds of $17,500 from this Reg A+ Offering, the valuation of the Hightimes Group and the number of Origo Shares representing the Merger Consideration would increase to $262,500 and 24,647,887 Origo Shares, respectively.

The Hightimes Holding securities include (a) all outstanding shares of Hightimes Holding Class A Common Stock, (b) all $28,500 current principal amount of purchase notes issued by Hightimes Holding in February 2017 in connection with its acquisition of THC and its subsidiaries that will be discounted to $21,375 plus accrued interest convert into 1,690,141 Origo Shares, (c) all 1,313,131 shares of Class A Common Stock issuable upon full conversion of the $13.0 million ExWorks Capital Fund I, L.P. convertible note, (d) all 35,211 shares of Class A Common Stock issuable upon full conversion of the $375,000 Bio Cup Music convertible note, and (e) all outstanding warrants to purchase 1,346,318 shares Hightimes Holding Class A Common Stock held by ExWorks. In addition, 1,737,779 Hightimes Holding options will be exchanged for options to purchase shares of common stock of the Successor.

As of January 25, 2018, Origo had 100 million ordinary shares and 1,000,000 preferred shares authorized, of which 2,977,631 ordinary shares (including redeemable shares) and no preferred shares were issued and outstanding. In addition, 4,200,000 ordinary shares were issuable upon exercise of Origo publicly warrants that were subscribed for by its public stockholders that are held in a special trust account. As of January 25, 2018, a total of approximately $17,617 was held in the trust account. All such trust funds are subject to redemption and return to public stockholders in exchange for their ordinary shares following receipt of a proxy statement describing the proposed merger transaction with Hightimes Holding.

Closing of the Origo Merger is subject to a number of conditions, including (i) Origo having net assets, including the net assets of the High Times Group, of not less than $5,000, after all share redemptions and payment of all expenses and closing costs, (ii) approval of the Origo Merger by the holders of a majority of the outstanding ordinary shares of Origo and by a majority of the outstanding Class A Common Stock of Hightimes Holding, and (iii) approval of the continued listing of shares of Origo or its successor in interest on either the Nasdaq Capital Market or the NYSE:MKT exchange. In addition, following the Merger, the surviving entity (Hightimes Holding) will assume responsibility for Origo’s outstanding liabilities. Origo presently owes some $1.26 million in deferred legal fees payable to its counsel, which legal fees, while technically an obligation of Origo, will by default be assumed by the surviving entity following the merger.

F-22

Under the terms of the Origo Merger Agreement, as the Company sold shares of Class A Common Stock in this Reg A+ offering, all of the 20,486,870 currently outstanding shares of Class A Common Stock held by existing Hightimes Holding stockholders will be subject to pro-rata dilution and reduction in respect of the amount of merger consideration they would be entitled to receive in the Origo Merger, based on the total number of shares of Class A Common Stock that the Company sold in either or both offerings prior to the closing of the Merger.

Prior to consummation of the Origo Merger, Origo will consummate a statutory redomestication pursuant to which Origo Acquisition Corporation, a Cayman Islands company (“Origo”), will be converted into a Nevada corporation having the name High Times Media Corporation (the “Successor”). Under the terms of its articles of incorporation, the Successor will be authorized to issue 120,000,000 shares of capital stock, $0.0001 par value per share, of which 100,000,000 shares will be voting Class A common stock, 10,000,000 shares will be non-voting Class B common stock and 10,000,000 shares will be preferred stock containing such rights, privileges and designations as the board of directors may from time to time determine.

In lieu of Origo ordinary shares, each Origo shareholder prior to the Merger will receive an identical number of shares of common stock of the Successor and each Hightimes Holding stockholder, including investors in the Regulation A+ Offering, will receive their pro-rata share of the Merger Consideration in the form of voting common stock of Hightimes Media Corporation and an identical number of warrants and options to purchase such common stock. As used in this Annual Report, all references to “Origo Shares” mean and include the existing Origo ordinary shares and the shares of voting common stock of the Successor.

In the event that the Origo Merger is not consummated by March 12, 2018, Origo will be required to dissolve and liquidate itself. In such event the Company will not consummate the Origo Merger and will seek to complete the Regulation A+ Offering of its Class A Common Stock and list its shares of Class A Common Stock for trading on Nasdaq Origo has acknowledged that will not be able to obtain the required stockholder approval and complete the Origo Merger by March 12, 2018.

On February 28, 2018 the Company signed the second amendment to the Origo Merger agreement. As of the date of this Second Amendment Origo’s Registration Statement on Form S-4 had not been declared effective by the SEC and the required Origo Stockholder Approval Matters had not been obtained. Origo requested that the Company forbear from exercising its right to terminate the Merger Agreement and the Company agreed to change the termination clause to state the following. On written notice by Orio to the Company, if any of the conditions to the Closing set forth in the agreement have not been satisfied or waived by June 12, 2018, assuming Orgio receives the approval of its stockholders for the extension to June 12, 2018, and if such approval has not been obtained, such earlier date as has been approved by Origo s stockholders (stockholders an; provided, however, the right to terminate this Agreement shall not be available to Origo if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; by the Company, immediately upon written notice given by the Company to Origo, at any time from and after April 15, 2018, (the “Company Termination Date”);

On March 12, 2018, the Company held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders approved an amendment (the “Amendment”) to the Company’s Amended and Restated Memorandum and Articles of Association, as amended, extending the date by which the Company must consummate its initial business combination to June 12, 2018 or such earlier date as determined by the Company’s board of directors (the “Extension Amendment”).

F-23

Note 5 – ExWork Convertible Note at Fair Value

To partially finance the High Times Group acquisition, Hightimes Holding, Trans-High and each of the other members of the High Times Group, as borrowers, executed a loan and security agreement with ExWorks Capital Fund I, L.P. (“ExWorks”), dated as of February 28, 2017 (the “Senior Loan Agreement”). At the closing of the acquisition of the High Times Group, ExWorks funded $7,500 to Hightimes Holding and the other borrowers. Under the terms of the Senior Loan Agreement, interest is payable monthly at the rate of 15% per annum, principal installments of $100 per month are payable commencing in September 2017 and the entire outstanding balance of the loan is due and payable on February 28, 2018. The loan is secured by a first priority lien and security interest on all tangible and intangible assets of Hightimes Holding and the High Times Group, and all payments to the Trans-High stockholders under the Sellers Purchase Notes are fully subject and subordinated to the rights of ExWorks and its first lien on the assets of the borrowers. When the loan matures, ExWorks is entitled to an additional fee of $1.2 million, and also received a warrant, exercisable for nominal consideration ($0.001 per share) commencing six months form the Closing of the loan, to purchase shares of Class A Common Stock, representing 2.75% of Hightimes Holding fully-diluted Common Stock immediately prior to the sale of Class A Common Stock in the Regulation A+ Offering.

On August 25, 2017, pursuant to the first amendment to the ExWorks Loan Agreement, ExWorks granted Hightimes Holding an option, exercisable by at any time on or before January 29, 2018, to extend the maturity date of the ExWorks loan to August 28, 2018. If the Company elects to exercise the option, it is obligated to pay ExWorks an additional fee (in addition to the $1.2 million fee) of $600 and issue a second warrant to ExWorks to purchase shares of Class A Common Stock, representing 1.375% of Hightimes Holding fully-diluted Common Stock immediately prior to the sale of Class A Common Stock in the Regulation A+ Offering.

As of October 31, 2017, ExWorks and the High Times Group entered into a Second Amendment to the ExWorks Loan Agreement pursuant to which ExWorks agreed to loan up to an additional $4,000 to the Hightimes Group, thereby increasing the outstanding principal amount of the Indebtedness owed to ExWorks to $11,500. The Company used $2,754 of the proceeds of the additional loan advance to make the installment payment of principal and accrued interest that was due on August 28, 2017 to the holders of the Purchase Notes.

The parties restated the prior $7,500 note payable to ExWorks by issuing to ExWorks a maximum $11,500 senior secured note that is due and payable on February 28, 2018, subject to extension at its option as set forth above. The restated note is convertible at any time prior to the maturity date at the option of ExWorks into Class A Common Stock of Hightimes Holding or upon consummation of the Origo Merger (whether or not the note was previously converted) into Origo Shares. The conversion price is the lower of: (i) 100% of the initial per share offering price per share sold to the public in the Regulation A+ Offering, or (ii) 90% of the per share valuation to Company stockholders in connection with the Origo Merger, or (iii) 90% of the consideration paid per share by any third party in connection with a Sale of Control of Hightimes Holding and subsidiaries. In consideration for the loan increase, the Company issued to ExWorks 39,351 shares of Class A Common Stock, paid a $0.1 million due diligence fee, and agreed upon payment of the loan (in addition to the $1.2 million success fee provided in the original loan agreement) to pay ExWorks an additional $300 Success Fee. Upon completion of the Regulation A+ Offering, the ExWorks note would be convertible, at the option of the holder, into 1,313,131 additional shares of Class A Common Stock of Hightimes Holding.

The ExWork’s Notes are measured at fair value (see Note 8). The Company recorded $13,631 of convertible notes, fair value as of December 31, 2017.

Also, the Company issued ExWorks a warrant to purchase 2.75% of the Company’s fully diluted shares outstanding as of the date the warrant is exercised at fixed exercise price of $0.01 (“Warrant”). The exercise period begins on the earliest of (a) August 31, 2017, (b) the consummation of an Approved Public Listing, or (c) a Change of Control until the February 2022. The warrants did not meet the “fixed for fixed” under ASC 815-40, Contracts in Entity’s Own Equity, therefore, the warrants were classified as a liability. There was no warrant exercised as of December 31, 2017. The fair value of warrant liability was $3,966 as of December 31, 2017 (see Note 8).

The modified terms under the Second Amendment were considered substantially different as compared to the terms of the Loan Agreement immediately prior to the Second Amendment, pursuant to ASC 470-50, Modification and Extinguishment. As such, the Second Amendment was accounted for as a debt extinguishment, resulting in a loss on debt extinguishment of $1,231, which is included in other non-operating expense for the year ended December 31, 2017.

F-24

Note 6 – Revolving Line of Credit, Net

In May 2016, the Company entered into a revolving line of credit (“Line of Credit”) with a maximum borrowing of $2,500, and the outstanding balance of the borrowings was $1,200 as of December 31, 2016. The payments under the note are interest only monthly starting June 1, 2016 with the principal and unpaid interest payable on June 1, 2017. The interest rate will be the published Eastern Edition of the Wall Street Journal as the Prime Rate plus 1%. The interest rate will be change at with each change of the Prime Rate. The interest rate charged under the line of credit shall at no time be less than 4.0%. The interest is calculated and payable at the end of each month. The aggregate amount of total borrowings under the Line of Credit may not exceed seventy-five percent of the Company’s eligible accounts receivable, which is defined as all receivables incurred as the Company’s normal course of business and with a due date less than 90 days outstanding among other normal business.

The Company is required to maintain a debt to worth ratio of 1-to-1, debt service coverage ratio of not less than 1.3-to-1. As of December 31, 2016, the Company was in compliance with these covenants.

As part of the closing of the merger on March 1, 2017 the balance of the line of credit was paid off and account was closed.

Note 7 – Convertible Promissory Notes

In February 2016, the company entered into a convertible promissory note (the “Note”) in the amount of $1,000 with interest payable at 10.0% per annum. The note was due and payable on August 1, 2017 (“Maturity Date”). Also, the Company issued a series A warrant and a series B warrants.

Under certain events, the holder can convert the Note into 1.2% (the “Conversion Rate”) of the outstanding number of shares of common stock of the Company calculated on a fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation of the Company. However, in the event of the valuation of the Company is less than $100 million at any time prior a conversion of the Note, the Conversion Rate shall be proportionally increased based on the proportional decrease in the valuation of the Company, and in no event, shall there be a reduction in the conversion price if the valuation of the Company exceeds $100 million at any time while the Note remains outstanding.

The series A warrant to purchase a number of shares equal to 1.4% (“Exercise Rate”) of the outstanding number of shares of common stock of the Company calculated on a fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation, at an exercise price of $1,000 for all of the warrant shares. In the event that the valuation of the Company is less than $100 million at any time prior to the exercise of the series A warrant, the Exercise Rate shall be proportionally increased based on the proportional decrease in the valuation of the Company and in no event, shall there be a reduction in the Exercise Rate if the valuation of the Company exceeds $100 million at any time while the series A warrant remains outstanding. The series A warrant becomes exercisable only in the event the Company defaults on the Note.

The series B warrant has exactly the same structure and terms as the series A warrant, however the number of shares is determined as 0.4% (“Exercise Rate’) of the fully fully-diluted basis immediately following the issuance to the holder based on a $100 million pre-money valuation, and the consideration for the exercise is payable in cash equal to $0.01 per series B warrant share.

Since the Note has a convertible feature with a variable number of shares upon conversion and the series A and B warrants have a variable number of shares, the Company has evaluated the Note and series A and B warrants in accordance with ASU 470 Debt and ASC 815, Fair Value. Based on management’s evaluation the Note and series A and B warrants it was determined that the conversion feature variable share issuance did not constitute an embedded derivative at the time of issuance of the instruments. In March 2017, the Note was fully paid off.

F-25

The Company issued convertible promissory notes in the aggregate amount of approximately $781 to ten accredited individual investors. The convertible promissory notes accrue interest at a rate of 8% per annum with all accrued and unpaid interest and principal due and mature on March 31, 2017. The convertible promissory notes are convertible into shares of the Company’s common stock at a conversion rate of $2.52 per share. The Company determined that there was no beneficial conversion feature as the conversion rate of the convertible notes exceed estimated fair value of the Company’s common stock. The proceeds from these convertible promissory notes were advanced to THC prior to February 28, 2017. The convertible notes also convert on upon the Company’s closing of the acquisition of THC. The notes converted into 598,149 shares of the Company’s common stock.

On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset-event right. The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018. The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange). Due to the sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note (see Note 8).

Note 8 – Fair Value Measurement

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2017, 720,880 warrants with a balance of approximately $3,966, was classified as Level 3 instruments. The exercise price of the warrants is $0.01 per share. On February 27, 2017, the fair value of the warrants amounted to $570 as determined based upon the fair value of the Company’s common stock. The December 31, 2017 fair value of the warrants was determined based upon the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price, adjusted for the stock split), and accounted for $3,396 for the year ended December 31, 2017 as the loss due to change in fair value of warrant derivative liability. The ExWork’s warrants is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy as of December 31, 2017 is as follows:

Date of valuation	December 31, 2017
Strike price	$0.01
Stock price	$5.51
Term	4.16
Risk-free interest rate	2.20%
Volatility	58.28%

The ExWork’s Notes are measured at fair value using the Monte Carlo simulation valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	October 31, 2017	December 31, 2017
Stock price	$10.67	$10.64
Term	0.33	0.16
Risk-free interest rate	1.19%	1.33%
Interest rate	15%	15%

The Company recorded a loss of $1,117 due to the change in fair value of convertible notes for the year ended December 31, 2017.

F-26

The $375 of convertible note issued on August 10, 2017 is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	August 10, 2017	December 31, 2017
Strike price	$10.50	$10.60
Term	1.39	1.00
Risk-free interest rate	1.89%	1.76%
Volatility	56.35%	56.35%

The Company recorded $101 of derivative liability on August 10, 2017. The change in fair value of derivative liability is a gain of $15 for the year ended December 31, 2017.

The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Management.

The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented. The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of December 31, 2017 and 2016:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$118	$118	$—	$—
Equity Securities	2,134	2,134	—	—
	$2,252	$2,252	$—	$—

Liabilities:
Warrant liability	3,966	—	—	3,966
Convertible Notes	$14,027	$—	$—	$14,027
	$17,993	$—	$—	$17,993

Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$1,456	$1,456	$—	$—
	$1,456	$1,456	$—	$—

F-27

The following table provides a roll-forward of the fair value of the derivative liability:

Balance at December 31, 2016	$—
Original fair value	671
Net Change in fair value of derivative liability, expense	3,380
Balance at December 31, 2017	$4.051

The following table provides a roll-forward of the fair value of the convertible notes:

Balance at December 31, 2016	$—
Original fair value	12,514
Net Change in fair value of convertible notes	1,117
Balance at December 31, 2017	$13,631

Note 9 – Fixed Assets and Technology, Net

Website and technology are recorded at cost and presented net of depreciation.

The components of fixed assets and technology consist of the following:

	December 31,
	2017	2016
Furniture and equipment	$374	$374
Leasehold improvements	-	38
Software	99	83
Website design	388	388
Digital App	278	278
Total property, plant and equipment	1,139	1,161
Less: Accumulated depreciation and amortization	(468)	(274)
Fixed assets and technology, net	$671	$887

Assets under capital lease contracts were $124 and $124 in 2017 and 2016, respectively. Depreciation and amortization expenses related to fixed assets and technology were $232 and $79 for 2017 and 2016, respectively. $38 of leasehold improvement was disposed in August 2017. This disposal did not result in the recording of any gain or loss, as the improvements were completely amortized at the time of disposal, and no cash was received in the transaction.

Note 10 – Prepaid Expense and Deferred Costs.

Prepaid Expense and deferred costs consisted of the following:

	December 31,
	2017	2016
Deferred costs - festivals	$87	$45
Deferred costs - publishing	222	292
Prepaid expenses	49	-
Total Deferred costs and prepaid expense	$358	$337

F-28

Note 11 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31,
	2017	2016
Accounts payable	$3,139	$1,149
Accrued interest	1,194	-
Due to employees	467	579
Unclaimed property liability	4	-
Customer credit refund	85	-
Deferred and accrued rent	10	37
Other accrued liabilities	260	182
Total accounts payable and accrued liabilities	$5,159	$1,947

Note 12 – Related Party Transactions

Deferred Compensation

At December 31, 2017, there was deferred compensation related to one employee totaling approximately $275 (including related employer taxes). At December 31, 2016, there was deferred compensation related to six employees totaling approximately $399 (including related employer taxes), and this was paid out at the merger close date of March 1, 2017.

Notes payable

At December 31, 2017, there was $267 of notes payable to related party. At December 31, 2016, there was $555 of notes payable to related party.

 Note 13 – Stockholders’ Equity

The total number of shares of all classes of stock which the Company shall have authority to issue is 55,000,000 shares, which includes (i) 50,000,000 shares of common stock, $0.0001 par value per share and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share. 40,000,000 shares of the Common Stock shall be designated as Class A common stock and 10,000,000 shares of the common stock shall be designated as Class B common stock.

The Certificate of Incorporation of Hightimes Holding Corp. was amended in January 2018 to provide authorized capital stock of 110, 000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate. No shares of Preferred Stock have been issued.

The Class B common stock shall be non-voting and the holders of Class B common stock shall not be entitled to vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including, without limitation, the election of directors and for all other company purposes. There are no issued or outstanding shares of common stock – Class B.

F-29

Issuance of Common Stock

In separate private placement offerings, the Company sold approximately 5,308,000 shares of the Company’s common stock for proceeds of approximately $7,629 in the first round at price of $2.18 a share and sold in a second round approximately 201,000 shares of the Company’s common stock for proceeds of approximately $1,382 or $6.87 per share.

Also, the Company issued approximately 6,268,000 shares in the Company’s common stock for a value $7,340. This breaks out into approximately 6,007,000 shares of the Company’s common stock for compensation expense of approximately $6,689, for consultants and officers of the Company, and approximately 261,000 shares issued for interest with a value of approximately $650 of the Company’s common stock to complete the payoff of the BAZ loan and value shares to investors. The company issued approximately 39,000 shares for the ExWork loan of credit. Additionally, the $781 of convertible notes converted into approximately 598,000 shares of the Company’s common stock upon the Company’s closing of the acquisition of THC.

Advertising Agreement

On August 31, 2017, the Company had entered into an online sales representative agreement with Green Rush Daily Inc, (“Green Rush”). Green Rush is a daily on-line publication providing news for all information relating to cannabis, including guides and strain review, products and health news. Under the terms of the agreement Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. All fees received from advertisers on the Green Rush website are to be split 70% to THC and 30% to Green Rush. Hightimes Holding had issued to Scott McGovern, sole shareholder of Green Rush, an aggregate of 577,651 shares of Class A Common Stock.

The Company and Green Rush have fully rescinded this advertising agreement and the common shares were returned to the Company.

Shareholder Distributions

As part of the acquisition of THC, the Company issued approximately $10,904 of cash to repurchase 11,585,196 THC shares and issued convertible purchase notes of $30,000 to the THC shareholders. Since the Company has treated the acquisition as a reverse acquisition with THC being the accounting acquirer, the cash payment and convertible purchase notes were accounted for as distribution to the shareholders. Accordingly, the Company reduced additional-paid-capital by $16,673 and a charge to accumulated deficit of $24,231 as deemed dividend on repurchase of THC shares.

Stock Options

Under the 2016 High Times Groups Incentive Stock Option Plan, an aggregate of 2,896,299 shares of Class A Common Stock are authorized for issuance. On December 18, 2017, the board of directors of HTH issued a total of 1,737,779 stock options, of which 366,864 options were granted to Adam E. Levin and an aggregate of 1,370,915 stock options were granted to other executive officers and directors of HTH and its subsidiaries. All options granted are exercisable at $5.45 per share, the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price, adjusted for the stock-split).

So long as the holder of the options remain as an officer or director of HTH, the options vest over a period of three years, to the extent of one-third of all granted options as of December 18, 2018 (the first anniversary of the date of grant) and thereafter on a quarterly basis over the remaining eight quarters. At such time as the option holder ceases to be an officer or director of HTH, such person must exercise his or her option within six months following termination of employment or services as a director.

F-30

A summary of the Company’s option activity and related information for the years ended December 31, 2017 is as follows:

	Total options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2016	-	$-	-	$-
Granted	1,737,779	5.54	10.0	-
Outstanding at December 31, 2017	1,737,779	$5.54	10.0	$-
Options vested and exercisable at December 31, 2017	579,260	$5.54	10.0	$-

The Company expects that all outstanding unvested options will vest. The fair value of the options granted during the year ended December 31, 2017 was based on the following assumptions:

December 31, 2017
Risk-free interest rate	2.17% - 2.30%
Expected stock-price volatility	58.39% - 62.26%
Expected term (years)	5.68
Expected dividend yield	-
Stock price	$5.54

Estimated future stock-based compensation expense relating to unvested stock options is as follows:

Future Stock Option Compensation Expenses
Year ended December 31, 2018	$2,335
Year ended December 31, 2019	879
Year ended December 31, 2020	269
Total	$3,483

The weighted average remaining contractual term of exercisable options is approximately 10.0 years at December 31, 2017.

During the years ended December 31, 2017 and 2016, Company recorded compensation expense of $8,430 and $0, respectively, related to stock-based compensation ($6,689 in Consultant Equity Compensation and $1,751 in Employee Option Compensation expense in the year ending December 31, 2017).

F-31

Note 14 – Commitments and Contingencies

The Company leased office space in New York City. The lease agreement, dated December 17, 2012, was set to expire on March 31, 2018 and the monthly rent as of December 31, 2016 was $28 per month plus 1.29% of common operating costs. The Company terminated this lease as of August 31, 2017.

The Company leased sales office space in Los Angeles. The lease agreement dated October 1, 2016 expired on October 31, 2017 and had an option to extend at end of term for 1 year. The monthly rent as of December 31, 2016 was $5 per month. The Company did not pick up the option, and the lease terminated October 31, 2017.

Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring in April 2018. Monthly rent is $13. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern, Senior Vice President of Publishing of THC and its subsidiaries.

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10. The lessor is Pride Media, Inc, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company

Future minimum lease payments under non-cancelable operating leases as of December 31, are as follows:

For the Years ending December 31,	Amount
2018	$161
2019	120
2020	120
2021	111
Total minimum future lease payments	$512

Rent expense for the years ended December 31, 2017 and 2016, was approximately $421 and $421, respectively.

Also, the Company purchased certain furniture and equipment under a non-cancelable lease, which was accounted for as a capitalized lease obligation.

The minimum payments under the capitalize lease obligation are as follows:

	Principal	Interest	Total
Year ending 2018	$25	$7	$32
Total minimum lease payments	25	$7	$32
Less current portion	25
Long-term portion of minimum lease obligations	$-

Legal Matters

From time to time, the Company becomes the subject of litigation that is incurred in the ordinary course of its business.

THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. High Times Group believes that it has valid defenses and intends to vigorously defend this action.

F-32

Note 15 – Income Taxes

The Company had no income tax expense due to operating loss incurred for the years ended December 31, 2017 and 2016.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate tax rate from 34 percent to 21 percent, creating a new limitation on deductible interest expense, eliminating the corporate alternative minimum tax (“AMT”), modifying the rules related to uses and limitations of net operating loss carryforwards generated in tax years ending after December 31, 2017, and changing the rules pertaining to the taxation of profits earned abroad. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, the Company has recorded a decrease related to deferred tax assets of approximately $1.3 million dollars exclusive of the corresponding change in the valuation allowance, for the year ended December 31, 2017. Due to the full valuation allowance on the deferred tax assets, there is no net adjustment to deferred tax expense or benefit due to the reduction of the corporate tax rate.

The tax effects of temporary differences and tax loss and credit carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 are comprised of the following:

	December 31,
	2017	2016
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$3,153	$1,297
Other	(124)	(33)

Total deferred tax assets	3,029	1,265
Valuation allowance	(3,029)	(1,265)
Deferred tax assets, net of allowance	$-	$-

At December 31, 2017, the Company had net operating loss carry forwards for federal and state tax purposes of approximately $11.6 million which expires in 2037. Prior to the merger, the Company had generated net operating losses, which the Company’s preliminary analysis indicates would be subject to significant limitations pursuant to Internal Revenue Code Section 382. The Company has not completed its IRC Section 382 Valuation, as required and the NOL’s because of potential Change of Ownerships might be completely worthless. Therefore, Management of the Company has recorded a Full Valuation Reserve, since it is more likely than not that no benefit will be realized for the Deferred Tax Assets.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. In case the deferred tax assets will not be realized in future periods, the Company has provided a valuation allowance for the full amount of the deferred tax assets at December 31, 2017. The valuation allowance increased by approximately $1.8 million as of December 31, 2017.

F-33

The expected tax expense (benefit) based on the U.S. federal statutory rate is reconciled with actual tax expense (benefit) as follows:

	For the years ended December 31,
	2017	2016
Statutory federal income tax rate	(34.0)%	(34.0)%
State taxes, net of federal tax benefit	(5.1)%	(5.1)%
Federal tax rate change	12.0%	-%
Option grants	14.4%	-%
Loss on debt extinguishment	1.9%	-%
Change in fair value of derivative liability	5.4%	-%
Change in fair value of convertible debt	1.8%	-%
Meals and entertainment	-%	0.4%
Other	-%	0.5%
Change in valuation allowance	3.6%	38.2%
Income tax benefit	-%	-%

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2017.

Note 16 – Business Segment Information

The Company is a diversified media company focused primarily on the cannabis industry marketplace. On the basis of products and services, the Company has established two reportable segments: national media and festivals and event production. The publishing and advertising segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The festivals and event media segment consist primarily of the operations of festivals, (i.e., the Cannabis Cup). Virtually all of the Company’s revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

Non-cash items included in segment operating expenses are depreciation and amortization of fixed and intangible assets.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

F-34

The following table presents financial information by segment:

	For the Years ended December 31,
	2017	2016
Revenues
Festivals, events and competitions	$11,037	$9,938
Publishing and advertising	3,192	4,303
Other	252	367
Total revenues	$14,481	$14,608

Segment profit (loss)
Festivals, events and competitions	$(4,485)	$(3,236)
Publishing and advertising	762	393
Unallocated corporate	(9,887)	37
Loss from operations	(13,610)	(2,806)
Other income (expense)	(11,084)	(120)
Loss before income taxes	$(24,694)	$(2,926)

Note 17 – Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through April 2, 2018, the date the financial statements were available to be issued. The following significant events occurring after December 31, 2017 are discussed below.

ExWork Note

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,500, from $11,500 to $13,000, (b) the amendment changed the now $13,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, Hightimes Holding issued to ExWorks an additional five year warrant to purchase an additional 2.25% of its fully-diluted Class A Common Stock prior to the Regulation A+ Offering at an exercise price of approximately $5.28, which is determined by dividing $135,000 by such fully diluted Class A Common Stock 5.0%, and (d) the Company increased the success fee payable to ExWorks under the prior loan agreement from $1,500 to $2,800; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, the Company will be obligated to meet certain financial covenants include maintaining cash and immediately marketable securities equal to outstanding debt after February 28, 2019.

Equity Raising

Subsequent to December 31, 2017, the Company sold additional shares post the close of March 31, 2018 of approximately 185,362 shares of the Company’s Class A common stock for total proceeds of approximate $1,274.

Green Rush Daily.

THC entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news in August 2017. Under the terms of the agreement, Green Rush appointed THC as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, THC entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the THC Group.

F-35

The Company did not record the impact of the online sales representative agreement with Green Rush Daily Inc. as of December 31, 2017, because such agreement was rescinded on March 28, 2018.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement. THC acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by THC. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Securities Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties amended and restated the employment agreement with Mr. McGovern on March 28, 2018. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by THC that are to be mutually agreed upon between Mr. McGovern and the THC board of directors by March 31, 2018. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by THC “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also was granted stock options to purchase 289,630 shares of Class B non-voting Common Stock as approved by the Board on December 18, 2017 at an exercise price of $5.54 per share, as per the Company valuation policy of following the closing price of the Origo shares on the date of grant, and vesting in thirds on each of December 18, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

F-36

HIGHTIMES HOLDING CORP.

MARCH 31, 2018

INDEX - Financial Statements (Unaudited)

F-37

Hightimes Holding Corp.

Condensed Consolidated Balance Sheets

(in thousands except share, per share, and stated value per share)

	March 31,	December 31,
	2018	2017
Assets	(Unaudited)
Current assets
Cash and cash equivalents	$1,768	$118
Accounts receivable, net	1,491	369
Income tax receivable	25	25
Investment securities at fair value	1,313	2,134
Employee advances	2	4
Deferred costs and prepaid expense	1,726	358
Total current assets	6,325	3,008

Fixed assets and technology, net	742	671
Intangible assets	7,125	375
Other assets	15	15
Total assets	$14,207	$4,069

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$8,987	$5,159
Derivative and warrant liability	11,609	4,052
Deferred revenue	3,206	1,461
Capital lease obligation	19	25
Notes payable - non-related party, short term	146	125
Notes payable - related party	302	267
Convertible notes, fair value	14,686	13,631
Convertible notes payable	323	304
Convertible share purchase note - related party, short-term	9,000	7,500
Total current liabilities	48,278	32,524

Notes payable - non-related party, long-term	103	-
Convertible share purchase note - related party, long term	19,500	21,000
Total liabilities	67,881	53,524

Stockholders’ deficit:
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 20,639,916 and 19,876,903 shares issued and outstanding as of March 31, 2018 and December 31, 2017, respectively	2	2
Additional paid in capital	10,570	2,485
Accumulated deficit	(64,246)	(51,942)
Total stockholders’ deficit	(53,674)	(49,455)
Total liabilities and stockholders’ deficit	$14,207	$4,069

See Accompany Notes

F-38

Hightimes Holding Corp.

Condensed Consolidated Statements of Operations

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Revenue
Festivals, events and competitions	$554	$3,212
Publishing and advertising	807	964
Merchandise and branding	120	43
Total revenue	1,481	4,219

Cost of goods sold
Festivals, events and competitions	216	1,571
Publishing and advertising	258	272
Merchandise and branding	29	-
Total cost of goods sold	503	1,843
Gross profit	978	2,376

Operating expenses:
Sales and marketing	64	86
General and administrative	1,746	1,333
Professional fees	520	7,439
Depreciation and amortization	61	58
Total operating expenses	2,391	8,916
Loss from operations	(1,413)	(6,540)

Other income (expense):
Interest expense, net	(1,732)	(1,055)
Change in fair value of derivative and warrant liability	(7,557)	-
Change in fair value of investment securities	(821)	-
Change in fair value of convertible notes	445	-
Finance charges	(1,304)	(300)
Other income	78	8
Total non-operating expenses	(10,891)	(1,347)

Net loss	$(12,304)	$(7,887)

Deemed dividend on repurchase of THC shares	-	(25,901)
Loss attributable to common shareholders	$(12,304)	$(33,788)

Net loss per shares, basic and diluted	$(0.62)	$(1.77)
Weighted average common shares outstanding, basic and diluted	19,982,594	19,085,647

See Accompany Notes

F-39

Hightimes Holding Corp.

Condensed Consolidated Statements of Stockholders’ Deficit

For the three months ended March 31, 2018

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Common Stock Class A		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2017	19,876,903	$2	$2,485	$(51,942)	$(49,455)
Issuance of common shares for cash	185,362	-	1,274	-	1,274
Issuance of common shares for intangible asset purchase	577,651	-	6,250	-	6,250
Stock-based compensation		-	561	-	561
Net loss		-	-	(12,304)	(12,304)
Balance as of March 31, 2018	20,639,916	$2	$10,570	$(64,246)	$(53,674)

See Accompany Notes

F-40

Hightimes Holding Corp.

Condensed Consolidated Statements of Cash Flows

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Cash flows from operating activities
Net loss	$(12,304)	$(7,887)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	61	58
Allowance for doubtful accounts	11	73
Issuance of common shares for service	-	6,689
Issuance of common shares for interest	-	650
Stock-based compensation	561	-
Financing fee on ExWork note	16	-
Amortization of debt discount	19	160
Change in fair value of derivative and warrant liability	7,557	-
Change in fair value of investment securities	821	-
Change in fair value of convertible notes	(445)	-
Net value of Hightimes Holding Corp.	-	(11)
Changes in operating assets and liabilities:
Accounts receivable	(1,133)	(1,251)
Employee advances	2	(2)
Prepaid expenses and other current assets	(1,368)	(14)
Accounts payable and accrued liabilities	3,328	(550)
Deferred revenue	1,745	284
Net cash used in operating activities	(1,129)	(1,801)

Cash flows from investing activities:
Purchases of fixed assets	(2)	(16)
Net cash used in investing activities	(2)	(16)

Cash flows from financing activities
Payment for capitalized lease obligations	(6)	(7)
Proceeds from line of credit	1,500	7,500
Payment of line of credit	-	(1,200)
Payments for debt issuance cost	(16)	(149)
Proceeds from notes payable	-	1,525
Payment of notes payable	(6)	(1,050)
Proceeds from notes payable related parties	40	275
Payment of notes payable related parties	(5)	(15)
Proceeds from convertible note	-	1,031
Payment of convertible notes payable	-	(1,250)
Cash payment to shareholders	-	(10,904)
Proceeds from issuance of common stock	1,274	6,770
Net cash provided by financing activities	2,781	2,526

Net change in cash and cash equivalents	1,650	709

Cash and equivalents, beginning of period	118	1,456
Cash and equivalents, end of period	$1,768	$2,165

See Accompany Notes

F-41

Hightimes Holding Corp.

Condensed Consolidated Statements of Cash Flows (Continued)

(in thousands except share, per share, and stated value per share)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
Supplemental disclosure of cash flow information:
Cash paid for interest	$576	$75
Cash paid for employee deferred compensation	$-	$677

Non-cash investing and financing activities:
Conversion of convertible promissory notes	$-	$781
Initial derivative liability and debt discount of warrants issued for convertible notes, fair value	$-	$570
Unpaid success fee relates to convertible notes, fair value	$-	$1,200
Purchase consideration accounted by issuing notes	$-	$30,000
Assumed leasehold improvements by debt	$131	$-
Unpaid intangible asset purchase	$500	$-
Issuance of common shares for intangible asset purchase	$6,250	$-

See Accompany Notes

F-42

Note 1 – Nature of Business

Hightimes Holding Corp. (“Holding” or the “Company”) was incorporated in Delaware Corporation in December 2016. Holding was formed to acquire 100% of the common stock of Trans-High Corporation.

Effective March 1, 2017, the Company acquired 100% of the issued and outstanding common stock of Trans-High Corporation (“THC”) and its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. (collectively “High Times Group”).

THC was incorporated and began operations in the State of New York in 1974. THC was formed to engage in the development, publishing, marketing and sale of a print magazine, “HIGH TIMES” ®. THC conducts its business under the name of High Times. The business of High Times Group is now the sole business of the Company.

High Times Group has evolved from a print magazine into a diversified media, information services and live entertainment company focused on creating and distributing authoritative and engaging content related to “all things Cannabis” to consumers and businesses throughout the world. Over its 43-year history, the HIGH TIMES® magazine has been providing consumers and businesses with information on cultivation, legal issues, entertainment, culture and hard-hitting news surrounding the Cannabis industry.

High Times Group is comprised of businesses across a range of media platforms, including: traditional print publications, digital publication of its content, and original over-the-top content programming distributed under its High Times brand. High Times Group’s content makes its various print and online properties a source of news and information within the Cannabis industry and a destination for consumers across various media outlets. The Company’s core properties, including its High Times and Cannabis Cup brands, its products and services are delivered to a broad audience within the Cannabis industry market.

The High Times Group delivers its content to consumers across numerous distribution platforms consisting not only of traditional print, but also through an array of digital platforms including websites, applications for mobile devices and tablets, social media and live entertainment events. The High Times Group is focused on pursuing integrated strategies across its business divisions to continue to capitalize on the growth in digital consumption and the development of continuing state legalization of both medical and recreational Cannabis consumption and production. The Company believes that the increasing number of media choices and formats will allow the Company to continue to deliver its content in a more engaging, timely and personalized manner, provide opportunities to more effectively monetize its content via strong customer relationships and more compelling and engaging advertising solutions and reduce the production and distribution costs of print publication and continue to focus on digital platforms and live entertainment events.

The Company’s operations are organized into two reporting segments: (i) festivals events and competitions, including live events and productions, including its Cannabis Cup®, and (ii) publishing and print advertising, including the publication of its monthly High Times Magazine®, Other non-segment operating revenue includes e-Commerce; and licensing and branding, including co-sponsorship and strategic partnership arrangements.

Merger of Hightimes Holding Corp. and Trans-High Corporation

THC completed a merger transaction on March 6, 2017, an accounting effective date of March 1, 2017 with the Company. Until the merger, Holding had nominal amount of assets and liabilities, except for restricted funds used solely to affect the merger transaction. Effective with the merger, the directors and shareholders of THC thereupon had economic control. THC has been considered the acquirer in this transaction, commonly referred to as a “reverse merger” of a non-substantive holding company and accounted for as a recapitalization. Accordingly, no goodwill or other adjustment in basis of assets is recorded, the shares of Holding, the legal acquiring entity, are treated as issued as of the date of the transaction, and the shares held by the economic controlling shareholders after the transaction, are treated as outstanding for the entirety of the reporting periods. THC currently remains a wholly-owned subsidiary of Holding.

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Offering – Regulation A

On March 12, 2018, the Company’s Offering Statement pursuant to Regulation A on Form 1-A (File No 024-10794) relating to its offering of its common stock was declared effective by the Securities and Exchange Commission (SEC). Pursuant to the 2012 JOBS Act, Title IV, and the updated Securities and Exchange Commission rules regarding the Regulation A exemption under the Securities Act of 1933 which permitted an unregistered offering of up to $50 million (Tier 2) in securities by U.S. and Canadian companies. Pursuant to such Offering Statement under Regulation A, the Company may commence selling shares of its common stock at a public offering price of $11.00 per share. The offering requires a minimum of 454,545 shares of the Company’s Class A Common Stock for $5,000 and up to 4,545,454 shares of the Company’s Class A Common Stock (the “Offered Shares”) for up to $50,000 (the “Maximum Offering Amount”).

Note – 2 Summary of Significant Accounting Polices

There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the 2017 Annual Report.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary Trans-High Corporation, its wholly owned subsidiaries High Times Production Inc., Cannabis Business Digital, LLC, The Hemp Company of America, Inc., Hemp Times, Inc., High Times, Inc., New Morning Productions, Inc. and Planet Hemp, Inc. All the subsidiaries are inactive except for Trans-High Corporation and High Times Production, Inc. All intercompany transactions have been eliminated.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They may not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. The Company’s significant estimates include, but are not limited to, useful lives assigned to intangible assets, fair value of stock options and warrants, stock-based compensation, common stock issued to advertising license advance, investments, provisions for income taxes and contingencies. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

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Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred a net loss of $12,304 for the three months ended March 31, 2018. As of March 31, 2018, the Company has an accumulated deficit of $64,246. Continuation as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet obligations and pay its liabilities arising from normal business operations when they come due and ultimately upon its ability to achieve profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by issuing common stock in an initial public offering, borrowing funds from its directors and officers, issuing promissory notes and/or a private placement of common stock.

Sequencing

As of February 27, 2017, the Company adopted a sequencing policy whereby all future instruments may be classified as a derivative liability with the exception of instruments related to share-based compensation issued to employees or directors.  On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset/event right.  The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018.  The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange).  Due to this sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note.  There were no material changes in the derivative liability for the three months ended March 31, 2018.

Fair Value Option

The Company has elected the fair value option to account for the ExWorks Loan that was issued on October 31, 2017 and February 8, 2018 and records this at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations. As a result of applying the fair value option, direct costs and fees related to the ExWorks Loan were recognized in earnings as incurred and not deferred.

The Company has also elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of March 31, 2018 and December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at March 31, 2018.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at March 31, 2018 and 2017 are as follows:

	Three Months Ended March 31,
	2018	2017
Convertible notes and accrued interest	3,355,384	2,857,143
Warrants to purchase common stock	1,230,655	624,903
Options to purchase common stock	1,670,198	-
Total	6,256,237	3,482,046

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Recent Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its condensed consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business. The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. The Company adopted ASU 2017-01 on January 1, 2018. Adoption of ASU 2017-01 may have a material impact on the Company’s condensed consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company adopted ASU 2016-15 on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its condensed consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2016-01 on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

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In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The FASB delayed the effective date to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In addition, in March and April 2016, the FASB issued new guidance intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. Both amendments permit the use of either a retrospective or cumulative effect transition method and are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early application permitted. The Company adopted ASU 2014-09 using the modified retrospective method on January 1, 2018 and the adoption did not have material impact on the Company’s condensed consolidated results of operations, cash flows and financial position.

Note 3 - Origo Acquisition Corporation Merger Transaction

On July 24, 2017, Hightimes Holding entered into a merger agreement, as amended on September 25, 2017 and February 28, 2018 (the “Merger Agreement”) with Origo, that was formed as a special purpose acquisition corporation, or “SPAC.” The Origo ordinary shares currently trade on the Nasdaq Capital Market under the symbol OACQ. On January 24, 2018, the Origo ordinary shares closed at a price of $10.60 on the Nasdaq Capital Market. The following is an update on the status of the merger from January 1, 2018 through the date of this report:

On February 28, 2018 the Company signed the second amendment to the Origo Merger agreement. As of the date of this Second Amendment Origo’s Registration Statement on Form S-4 had not been declared effective by the SEC and the required Origo Stockholder Approval Matters had not been obtained. Origo requested that the Company forbear from exercising its right to terminate the Merger Agreement and the Company agreed to change the termination clause to state the following. On written notice by Orio to the Company, if any of the conditions to the Closing set forth in the agreement have not been satisfied or waived by June 12, 2018, assuming Orgio receives the approval of its stockholders for the extension to June 12, 2018, and if such approval has not been obtained, such earlier date as has been approved by Origo s stockholders (stockholders an; provided, however, the right to terminate this Agreement shall not be available to Origo if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; by the Company, immediately upon written notice given by the Company to Origo, at any time from and after April 15, 2018, (the “Company Termination Date”);

On March 12, 2018, Origo held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Origo shareholders approved an amendment (the “Amendment”) to Origo’s Amended and Restated Memorandum and Articles of Association, as amended, extending the date by which Origo must consummate its initial business combination to June 12, 2018 or such earlier date as determined by Origo’s board of directors (the “Extension Amendment”).

On May 22, 2018, Origo entered into that certain Third Amendment to the Merger Agreement (the “Merger Agreement Amendment”) by and among Origo, Hightimes Holding Corp. (“HTH”), HTHC Merger Sub, Inc. and Jose Aldeanueva, pursuant to which the parties conditionally extended the period after which Origo may terminate the Merger Agreement if all conditions to closing listed therein have not been satisfied to September 12, 2018. Such extension is conditioned upon Origo receiving shareholder approval to extend the liquidation date of Origo to September 12, 2018. HTH maintains the right to unilaterally terminate the Merger Agreement at any time since April 15, 2018.

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Note 4 – ExWork Convertible Note at Fair Value

On February 8, 2018, ExWorks and the Hightimes Group entered into a Third Amendment to the ExWorks Loan Agreement. Pursuant to the Third Amendment (a) ExWorks increased the outstanding principal amount of the loan to the Hightimes Group by $1,500, from $11,500 to $13,000, (b) the amendment changed the now $13,000 senior secured convertible note to mature on February 28, 2020, (c) in addition to the existing ExWorks warrant issued in February 2017, Hightimes Holding issued to ExWorks an additional five year warrant to purchase an additional 2.25% of its deemed issued Class A Common Stock as defined by the warrant terms prior to this Offering at an exercise price of approximately $5.28, which is determined by dividing $135,000 by such fully diluted Class A Common Stock 5.0%, and (d) the Company increased the success fee payable to ExWorks under the prior loan agreement from $1,500 to $2,800; provided, that to the extent that the ExWorks loan remains outstanding after February 28, 2019, such fee is subject to increase by an amount equal to 10% of the then outstanding debt owed to ExWorks. Under the Third Amendment to the ExWorks Loan Agreement, the Company will be obligated to meet certain financial covenants include maintaining cash and immediately marketable securities equal to outstanding debt after February 28, 2019.

The ExWork’s Notes are measured at fair value (see Note 6). The Company recorded $14,686 of convertible notes, fair value as of March 31, 2018.

Also, the Company issued ExWorks a warrant to purchase 2.75% of the Company’s fully diluted shares outstanding as of the date the warrant is exercised at fixed exercise price of $0.01 (“Warrant”). The exercise period begins on the earliest of (a) August 31, 2017, (b) the consummation of an Approved Public Listing, or (c) a Change of Control until the February 2022. The warrants did not meet the “fixed for fixed” under ASC 815-40, Contracts in Entity’s Own Equity, therefore, the warrants were classified as a liability. There was no warrant exercised as of March 31, 2018. The fair value of warrant liability was $11,527 and $3,966 as of March 31, 2018 and December 31, 2017, respectively (see Note 6).

Note 5 – Convertible Promissory Notes

On August 10, 2017, the Company issued a convertible note in the amount of $375 in exchange for an intangible asset-event right.  The convertible note bears interest at a 4% coupon rate and matures on December 31, 2018.  The note is convertible at the approximate fair value of common shares upon a mandatory or optional conversion (i.e. the trading on a qualified stock exchange).  Due to the sequencing policy, the Company is required to record a derivative liability for the fair value of the conversion option on the August 10, 2017 convertible note (see Note 6).

During the three months ended March 31, 2018, the Company recorded a $19 of amortization of debt discount and $4 of interest expense. The unamortized debt cost was $52 as of March 31, 2018.

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Note 6 – Fair Value Measurement

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At March 31, 2018, 1,230,655 warrants with a balance of approximately $11,527, were classified as Level 3 instruments. The exercise price of the warrants is $0.01 per share. On February 27, 2017, the fair value of the warrants amounted to $570 as determined based upon the fair value of the Company’s common stock. The fair value of the warrants was determined based upon the fair value of Origo’s common stock as quoted on the Nasdaq website (closing price, adjusted for the stock split). The ExWork’s warrants is measured at fair value using the Black-Scholes valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy as of March 31, 2018 and December 31, 2017 are as follows:

Date of valuation	March 31, 2018	December 31, 2017
Strike price	$0.01 - $5.48	$0.01
Stock price	$10.95	$5.51
Term	3.92 – 4.86	4.16
Risk-free interest rate	2.56%	2.20%
Volatility	58.28%	58.28%

The Company recorded a loss of $7,557 due to the change in fair value of derivative liability for the three months ended March 31, 2018.

The ExWork’s Notes are measured at fair value using the Monte Carlo simulation valuation methodology. A summary of the weighted average (in aggregate) significant unobservable inputs (Level 3 inputs) used in measuring the Company’s derivative liabilities that are categorized within Level 3 of the fair value hierarchy is as follows:

Date of valuation	March 31, 2018	December 31, 2017
Stock price	$10.95	$10.64
Term	1.94	0.16
Risk-free interest rate	2.26%	1.33%
Interest rate	15%	15%

The Company recorded income of $445 due to the change in fair value of convertible notes for the three months ended March 31, 2018.

The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Management.

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The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during any of the periods presented. The following tables set forth the Company’s financial assets and liabilities carried at fair value categorized using the lowest level of input applicable to each financial instrument as of March 31, 2018 and December 31, 2017:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	March 31,	Assets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$1,768	$1,768	$—	$—
Equity Securities	1,313	1,313	—	—
	$3,081	$3,081	$—	$—

Liabilities:
Warrant liability	11,527	—	—	11,527
Convertible Notes	$14,768	$—	$—	$14,768
	$26,295	$—	$—	$26,295

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	Balance at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$118	$118	$—	$—
Equity Securities	2,134	2,134	—	—
	$2,252	$2,252	$—	$—

Liabilities:
Warrant liability	3,966	—	—	3,966
Convertible Notes	$14,027	$—	$—	$14,027
	$17,993	$—	$—	$17,993

The following table provides a roll-forward of the fair value of the derivative liability:

Balance at December 31, 2017	$4,052
Net Change in fair value of derivative liability, expense	7,557
Balance at March 31, 2018	$11,609

The following table provides a roll-forward of the fair value of the convertible notes:

Balance at December 31, 2017	$13,631
Additions	1,500
Net Change in fair value of convertible notes	(445)
Balance at March 31, 2018	$14,686

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Note 7 - Investment

On September 29, 2017, the Company obtained 332,447 common shares as compensation for a lock-up of providing event services under a sponsorship and advertising agreement with Cannabis Sativa, Inc. (OTCQB: CBDS) with a fair value of $1,000,000 as of September 30, 2017 which was based upon the 10-day average as of the execution date of the agreement on September 29, 2017. The value of the shares will be amortized and revenue recognized over the term of the agreement which is from October 15, 2017 to October 15, 2019.

The Company’s investment in CBDS is less than 20% of the outstanding voting stock and significant influence does not exist. The Company elected the fair value option for its investment in Cannabis Sativa, Inc. The fair value of its investment as of March 31, 2018 and December 31, 2017 was based upon the closing stock price of CBDS. The investment was classified as a Level 1 financial instrument at March 31, 2018. The Company recorded a $821 decrease in fair value of investment securities for the three months ended March 31, 2018.

Note 8 - Prepaid Expense and Deferred Costs.

Prepaid Expense and deferred costs consisted of the following:

	March 31,	December 31,
	2018	2017
Deferred costs - festivals	$1,265	$87
Deferred costs - publishing	186	222
Prepaid expenses	275	49
Total Deferred costs and prepaid expense	$1,726	$358

Note 9 – Fixed Assets and Technology, Net

Website and technology are recorded at cost and presented net of depreciation.

The components of fixed assets and technology consist of the following:

	March 31,	December 31,
	2018	2017
Furniture and equipment	$376	$374
Leasehold improvements	146	-
Software	99	99
Website design	388	388
Digital App	278	278
Total property, plant and equipment	1,287	1,139
Less: Accumulated depreciation and amortization	(545)	(468)
Fixed assets and technology, net	$742	$671

In November 2017, Trans-High Corporation assumed the lease from PlanetOut Inc. that terminates on February 29, 2024. As part of the lease, the Company assumed the balance of the leasehold improvement loan of $130 and record $16 of the prior payment of the loan prior to lease being assumed (see Note 13). The total $146 was recorded under leaseholder improvements.

During the three months ended March 31, 2018, the Company capitalized $2 of costs associated with internal-use software and website development, both developed by 3rd party contracted developers externally. Depreciation and amortization of property, equipment (including capital leases), and leasehold improvements was $58 and $39 in the three months ended March 31, 2018 and 2017, respectively. Depreciation and amortization of costs associated with internal-use software and website development was $19 and $19 in the three months ended March 31, 2018 and 2017, respectively.

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Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	March 31,	December 31,
	2018	2017
Accounts payable	$5,716	$3,139
Accrued interest	2,331	1,194
Due to employees	559	467
Unclaimed property liability	4	4
Customer credit refund	11	85
Deferred and accrued rent	-	10
Other accrued liabilities	366	260
Total accounts payable and accrued liabilities	$8,987	$5,159

Note 11 – Related Party Transactions

Deferred Compensation

At March 31, 2018 and December 31, 2017, there was deferred compensation related to one employee totaling approximately $377 and $275 (including related employer taxes), respectively.

Notes payable

At March 31, 2018 and December 31, 2017, there was $302 and $267, respectively, of notes payable to related party.

 Note 12 – Stockholders’ Equity

The total number of shares of all classes of stock which the Company shall have authority to issue is 55,000,000 shares, which includes (i) 50,000,000 shares of common stock, $0.0001 par value per share and (ii) 5,000,000 shares of preferred stock, $0.0001 par value per share. 40,000,000 shares of the Common Stock shall be designated as Class A common stock and 10,000,000 shares of the common stock shall be designated as Class B common stock.

The Certificate of Incorporation of Hightimes Holding Corp. was amended in January 2018 to provide authorized capital stock of 110, 000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. An aggregate of 100,000,000 shares of Common Stock are designated as Class A voting Common Stock and 10,000,000 shares of Common Stock are designated as Class B non-voting Common Stock. The 10,000,000 shares of authorized preferred stock may be issued in one or more series containing such rights, preferences and privileges as the Hightimes Holding Board of Directors may, from time to time, designate. No shares of Preferred Stock have been issued.

The Class B common stock shall be non-voting and the holders of Class B common stock shall not be entitled to vote on any matter requiring the affirmative vote or consent of stockholders of the Company, including, without limitation, the election of directors and for all other company purposes. There are no issued or outstanding shares of common stock – Class B.

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Issuance of Common Stock

In separate private placement offerings, the Company sold approximately 185,362 shares of the Company’s common stock for proceeds of approximately $1,274 or $6.87 per share during the three months ended March 31, 2018.

Green Rush Daily

On August 31, 2017, the Company had entered into an online sales representative agreement with Green Rush Daily Inc, (“Green Rush”). Green Rush is a daily on-line publication providing news for all information relating to cannabis, including guides and strain review, products and health news. Under the terms of the agreement Green Rush appointed Trans-High as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. All fees received from advertisers on the Green Rush website are to be split 70% to THC and 30% to Green Rush. On March 28, 2018, Hightimes Holding issued to Scott McGovern, sole shareholder of Green Rush, an aggregate of 577,651 shares of Class A Common Stock valued at $6.25 million and agreed to pay Green Rush an additional $500 in cash on or before September 30, 2018. As of March 31, 2018, the cash was not paid and recorded under accounts payable and accrued liabilities. For more information on the Green Rush Daily transaction, see Note 15.

The Company and Green Rush have fully rescinded this advertising agreement and the common shares were returned to the Company.

Stock Options

A summary of the Company’s option activity and related information for the three months ended March 31, 2018 is as follows:

	Total options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at December 31, 2017	1,737,779	$5.54	10.0	$-
Forfeited	(48,272)	5.54	-	-
Outstanding at March 31, 2018	1,689,507	$5.54	9.7	$220
Options exercisable at March 31, 2018	579,260	$5.54	9.7	$75

The Company expects that all outstanding unvested options will vest.

Estimated future stock-based compensation expense relating to unvested stock options is as follows:

Future Stock Option Compensation Expenses
Year ended December 31, 2018 (nine months remaining)	$2,872
Year ended December 31, 2019	1,385
Year ended December 31, 2020	412
Total	$4,669

The weighted average remaining contractual term of exercisable options is approximately 9.7 years at March 31, 2018.

During the three months ended March 31, 2018, Company recorded compensation expense of $561 related to stock-based compensation. There was no expense during the same period in 2017.

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Note 13 - Commitments and Contingencies

Effective December 1, 2017, the Company entered into a sublease with the term ending December 2, 2021 of approximately 10,000 square feet of office space at 10990 Wilshire Boulevard, Los Angeles, CA 90024 at a monthly rental of $10. Effective January 1, 2018 the prior agreement with Here Publishing Inc (Pride Media Inc) was superseded with a new cost sharing agreement for the office space. The monthly base rent of $40,000 and other common costs are to be allocated based on the month end headcount of the two companies. The current allocation for Trans-High Corporation is 26.5%. Parking costs are based on actual costs of spaces used by the Trans-High Corporation employees. The use of the office and cost sharing agreement continues on a month to month basis per Pride Media Inc’s option. The lessor is Pride Media, Inc, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company.

In November 2017, Trans-High Corporation assumed the lease at 120 West 45th street, Unit #15.10 (approximately 2,550 sq. ft), New York, New York 10036 from PlanetOut Inc. that terminates on February 29, 2024. This transfer of the lease to Trans-High Corporation was part of Oreva Capital’s, a corporation controlled by Adam E. Levin, the Chief Executive Officer of the Company, purchase of Pride Media Inc. The monthly base rent is approximately $15 and escalates at a rate of 3% per annual term each March 1st plus an additional approximately $0.1 monthly charge for utilities. In addition, as part of the lease the Company assumed the balance of the leasehold improvement loan of $130.

Trans-High also leases approximately 1,000 square feet of executive offices and production space at 119 West 24th Street – 2nd Floor, NY, NY 10011 under a sublease expiring April 2018. Monthly rent is $13. The sublessor is Green Rush Daily, Inc., a company owned by Scott McGovern.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2018 are as follows:

Amount
Year ended December 31, 2018 (nine months remaining)	$138
Year ended December 31, 2019	189
Year ended December 31, 2020	205
Year ended December 31, 2021	213
Year ended December 31, 2022	220
Thereafter	264
Total minimum future lease payments	$1,229

Rent expense for the three months ended March 31, 2018 and 2017, was approximately $145 and $150, respectively.

Legal Matters

From time to time, the Company becomes the subject of litigation that is incurred in the ordinary course of its business.

THC Group is involved in a pending litigation in New York State Supreme Court with a former employee who alleges that Trans-High breached his employment agreement and seeks damages of $6,000. THC Group has counterclaimed against the former employee. The dispute is in the discovery stage. High Times Group believes that it has valid defenses and intends to vigorously defend this action.

The Company does not expect the action to have in any significant effect on the financial statements, and that the Company has recorded no contingency in relation to the action.

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Note 14 - Business Segment Information

The Company is a diversified media company focused primarily on the cannabis industry marketplace. On the basis of products and services, the Company has established two reportable segments: national media and festivals and event production. The publishing and advertising segment includes magazine publishing, customer relationship marketing, digital and mobile media, brand licensing, database-related activities, and other related operations. The festivals and event media segment consist primarily of the operations of festivals, (i.e., the Cannabis Cup). Virtually all of the Company’s revenues are generated in the U.S. and substantially all of the assets reside within the U.S. There are no material intersegment transactions.

Non-cash items included in segment operating expenses are depreciation and amortization of fixed and intangible assets.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company’s management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

The following table presents financial information by segment:

	Three Months Ended March 31,
	2018	2017
Revenues
Festivals, events and competitions	$554	$3,212
Publishing and advertising	807	964
Merchandise and branding	120	43
Total revenues	$1,481	$4,219

Segment profit (loss)
Festivals, events and competitions	$(156)	$309
Publishing and advertising	(170)	292
Unallocated corporate	(1,087)	(7,141)
Loss from operations	(1,413)	(6,540)
Other income (expense)	(10,891)	(1,347)
Loss before income taxes	$(12,304)	$(7,887)

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Note 15 – Green Rush Daily

THC entered into an online sales representative agreement with Green Rush Daily Inc. (“Green Rush”), a daily on-line publication providing news and information relating to cannabis, including guides and strain reviews, products and health news in August 2017. Under the terms of the agreement, Green Rush appointed THC as Green Rush’s exclusive sales representative with respect to: (a) all advertisements to be sold or otherwise offered to third-party advertisers on the Green Rush websites, and (b) all advertisements for display to retail and wholesale channels on the websites. In a related development, THC entered into a three-year employment agreement with Scott McGovern, the owner of Green Rush, under which Mr. McGovern became Senior Vice President of Publishing of the THC Group.

The Company did not record the impact of the online sales representative agreement with Green Rush Daily Inc. as of December 31, 2017, because such agreement was rescinded on March 28, 2018.

On March 28, 2018, the parties terminated the online sales representative agreement and pursuant to an asset purchase agreement. THC acquired certain of Green Rush’s assets that consisted solely of its websites, intellectual property, advertiser agreements and future revenues from such agreements. No employees or liabilities of Green Rush were acquired or assumed by THC. As consideration for the purchased assets, Green Rush received 577,651 shares of Class A Common Stock and Hightimes Holding agreed to pay Green Rush an additional $500,000 in cash on or before September 30, 2018. Under the terms of the asset purchase agreement, if by September 30, 2018 either (a) Green Rush does not receive the $500,000 cash payment, (b) the Company does not consummate the Origo Merger, or (c) Hightimes Class A Common Stock does not trade on Nasdaq, another national securities exchange or is not quoted for trading on the OTC Market QX Exchange, the OTC Market QB Exchange or the Canadian Securities Exchange, Green Rush shall have the right to rescind the asset sale agreement and repurchase the assets in consideration for returning to the Company the 577,651 shares of Class A Common Stock.

In a related development, the parties amended and restated the employment agreement with Mr. McGovern on March 28, 2018. The amended and restated employment agreement covers Mr. McGovern’s employment for a period of three years. Under the terms of the restated employment agreement, Mr. McGovern continues to receive an annual salary of $250,000 and annual bonuses to be based upon certain performance targets to be achieved by THC that are to be mutually agreed upon between Mr. McGovern and the THC board of directors by March 31, 2018. The agreement may be terminated by either party at any time upon 60 days prior written notice, or sooner if termination is either by THC “for cause” or by the employee for “good reason” (as those terms are defined). Mr. McGovern also received stock options to purchase 289,630 shares of Class B non-voting Common Stock at an exercise price of $8.11 that vest in thirds on each of December 31, 2018, 2019 and 2020; provided, that if Mr. McGovern’s employment is terminated by the Company within the first 18 months (on or before June 30, 2019) 50% of the option shares will be deemed vested and if such termination is after June 30, 2019, all of the option shares will be deemed vested.

The transaction was accounted for as an asset acquisition pursuant to ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, as the majority of the fair value of the assets acquired was concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. The assets acquired under the Purchase Agreement included a website, other associated intellectual property. The Company amortize the website over the shorter of three years or the anticipated cash flows. Starting with the 2nd quarter of 2018, the Company will be review the amortization period on a quarterly basis.

Note 16 - Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through June 6, 2018, the date the financial statements were available to be issued. The following significant events occurring after March 31, 2018 are discussed below.

Issuance of Stock

The Company issued 77,580 Class A Common Stock for $533 after March 31, 2018.

Options

The Company granted 480,824 shares of options to employees and directors on April 9, 2018.

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Alley Membership Agreement

In April 2018, on the termination of the Green Rush Daily Inc master lease, Trans-High Corporation entered into a month to month agreement directly with Alley NYC, LLC at a monthly rate of approximately $17.

Termination of Event Lock-In Deal

On May 31, 2018, Cannabis Sativa and Hightimes Holding agreed to terminate the sponsorship agreement returned the 332,447 shares of CBDS Common Stock. The return of investment shares results in a net loss of $542.

ExWorks Warrant Exercise

On June 6, 2018, ExWorks has signed an agreement to exercise both ExWorks Warrants to purchase an aggregate of 1,234,738 shares of Class A Common Stock and pay the exercise price of the two Warrants through a reduction of $3,046 of principal in the $13,000 Note owed to ExWorks prior to the date of exercise for the Warrants.

Purchase of Culture Magazine

On June 9, 2018, Culture Pub, Inc., a newly formed Delaware subsidiary of Hightimes Holding entered into an agreement to purchase from Southland Publishing, Inc. certain assets relating to Culture Magazine™, a print and online magazine founded in 2009 with that provides information and entertainment to medical-cannabis patients in the Greater Southern California area (the “Publication”). Under the terms of the asset purchase agreement, Culture Pub acquired only the intellectual property, advertiser agreement and print inventory relating to the Publication and assumed an agreement with the printer of the magazine. No cash, accounts payable or other assets were acquired from Southland, no employees of the Publication were hired by Culture Pub, and no liabilities were assumed by the purchaser. The closing date of the agreement will be the ealier to occur of (a) three (3) Business Days following consummation of a Hightimes Liquidity Event, or (b) 5:00 pm PDT on September 12, 2018.

Origo Acquisition Corporation Merger Transaction

On June 12, 2018, Origo held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, Origo’s shareholders approved an amendment (the “Amendment”) to Origo’s Amended and Restated Memorandum and Articles of Association, as amended, extending the date by which Origo must consummate its initial business combination to September 12, 2018 or such earlier date as determined by Origo’s board of directors (the “Extension Amendment”).

Origo shareholders holding 238,859 public shares exercised their right to convert such public shares into a pro rata portion of the trust account. As a result, an aggregate of approximately $2.6 million (or approximately $10.92 per share) will be removed from Origo’s trust account to pay such holders.

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HIGHTIMES HOLDING CORP.

4,545,454 SHARES OF CLASS A COMMON STOCK

$50,000,000